NEUBERGER | BERMAN

A Lehman Brothers Company

PROSPECTUS April 30, 2004

Neuberger Berman

Advisers Management Trust

I CLASS SHARES

Balanced Portfolio

These securities, like the securities of all mutual funds, have not been approved or disapproved by the Securities and Exchange Commission, and the Securities and Exchange Commission has not determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Neuberger Berman

Contents

ADVISERS MANAGEMENT TRUST

YOUR INVESTMENT

THIS PORTFOLIO:

- is offered to life insurance companies to serve as an investment vehicle under their variable annuity and variable life insurance contracts and is also offered to qualified pension and retirement plans
- is designed for investors with long-term goals in mind
- offers you the opportunity to participate in financial markets through a professionally managed stock and bond portfolio
- carries certain risks, including the risk that you could lose money if fund shares are worth less than what you paid. This prospectus discusses principal risks of investment in fund shares. These and other risks are discussed in detail in the Statement of Additional Information (see back cover). If you are buying a variable contract or qualified plan, you should also read the contract's prospectus
- is a mutual fund, not a bank deposit, and is not guaranteed or insured by the FDIC or any other government agency

The "Neuberger Berman" name and logo are registered service marks of Neuberger Berman, LLC. "Neuberger Berman Management Inc." and the individual fund name in this prospectus are either service marks or registered service marks of Neuberger Berman Management Inc.© 2004 Neuberger Berman Management Inc. All rights reserved.

Neuberger Berman

Advisers Management Trust Balanced Portfolio



GOAL & STRATEGY

The fund seeks growth of capital and reasonable current income without undue risk to principal.

To pursue these goals, the fund allocates its assets between stocks -- primarily those of mid-capitalization companies, which it defines as those with a total market capitalization within the market capitalization range of the Russell Midcap Index -- and in investment grade bonds and other debt securities from U.S. government and corporate issuers.

The managers normally allocate anywhere from 50% to 70% of assets to stock investments, with the balance allocated to bond investments (at least 25%) and operating cash. In determining the fund's allocation, the managers consult with senior management of the adviser and sub-adviser.

In selecting growth stocks, the managers employ a disciplined investment strategy. Using fundamental research and quantitative analysis, they look for fast-growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, the managers analyze such factors as:

- financial condition (such as debt to equity ratio)
- market share and competitive leadership of the company's products
- earnings growth relative to competitors
- market valuation in comparison to a stock's own historical norms and the stocks of other mid-cap companies

The managers follow a disciplined selling strategy and may sell a stock when it fails to perform as expected or when other opportunities appear more attractive.

The fund's fixed-income securities consist mainly of investment-grade bonds and other debt securities from U.S. government and corporate issuers, and may include mortgage- and asset-backed securities. Although the fund may invest in securities of any maturity, it normally maintains an average fund duration of four years or less. In selecting fixed-income securities, the managers monitor national trends, looking for securities that appear relatively underpriced or appear likely to have their credit ratings raised.

The fund has the ability to change its goal without shareholder approval, although it does not currently intend to do so.

➲ *Asset Allocation*

Studies of performance and volatility indicate that balanced portfolios of stocks and fixed-income securities can approach stock market performance while experiencing lower volatility. The first step in an allocation strategy is to determine how assets should be divided among investment categories. Selecting appropriate investments within those categories is a second step.

➲ *Mid-Cap Stocks*

Mid-cap stocks have historically shown risk/return characteristics that are in between those of small- and large-cap stocks. Their prices can rise and fall substantially, although many have the potential to offer comparatively attractive long-term returns.

Mid-caps are less widely followed on Wall Street than large-caps, which can make it comparatively easier to find attractive stocks that are not overpriced.



MAIN RISKS

Most of the fund's performance depends on what happens in the stock and bond markets. The markets' behavior is unpredictable, particularly in the short term. The value of your investment will rise and fall, sometimes sharply, and you could lose money.

By focusing on mid-cap stocks, the fund is subject to their risks, including the risk its holdings may:

- fluctuate more widely in price than the market as a whole
- underperform other types of stocks or be difficult to sell when the economy is not robust, during market downturns, or when mid-cap stocks are out of favor.

Because the prices of most growth stocks are based on future expectations, these stocks tend to be more sensitive than value stocks to bad economic news and negative earnings surprises. Bad economic news or changing investor perceptions can negatively affect growth stocks across several industries and sectors simultaneously. While the prices of any type of stock can rise and fall rapidly, growth stocks in particular may underperform during periods when the market favors value stocks.

The fund's yield and total return will change with interest rate movements. When interest rates rise, the fund's income portion of the share price will typically fall. The fund's sensitivity to this risk will increase with any increase in the fund's duration.

A downgrade or default affecting any of the fund's securities would affect the fund's performance. Performance could also be affected if unexpected interest rate trends cause the fund's mortgage- or asset-backed securities to be paid off substantially earlier or later than expected. Slower payoffs effectively increase duration, heightening interest rate risk.

Over time, the fund may produce lower returns than pure stock investments and less conservative bond investments. Although the fund's average return has out-paced inflation over the long term, it may not always do so.

Due to the fund's limited duration and the need to sometimes change allocation among sectors, the fund may have a high portfolio turnover rate, which can mean increased transaction costs.

Other Risks

The fund may use certain practices and securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. The use of certain derivatives to hedge interest rate risks or produce income could affect fund performance if the derivatives do not perform as expected. In using certain derivatives to gain stock market exposure for excess cash holdings, the fund increases its risk of loss.

Although they may add diversification, foreign securities can be riskier, because foreign markets tend to be more volatile and currency exchange rates fluctuate. There may be less information available about foreign issuers than about domestic issuers.

When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the fund avoid losses but may mean lost opportunities.



PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time and compares the return with one or more measures of market performance. This information is based on past performance; it's not a prediction of future results. The performance information does not reflect insurance product or qualified plan expenses. If they were reflected, returns would be less than those shown.

Year-by-Year % Returns as of 12/31 each year


1994 '95 '96 '97 '98 '99 '00 '01 '02 '03
-3.36
23.76
6.89
19.45
12.18
33.56
-4.55
-13.36
-17.15
16.28

Best quarter: Q4 '99, 32.13%
Worst quarter: Q4 '00, -18.61%

Average Annual Total % Returns as of 12/31/2003

	1 Year	5 Years	10 Years
Balanced Portfolio	16.28	1.25	6.19
Merrill Lynch 1-3 Year Treasury Index	1.90	5.37	5.68
Russell Midcap Growth Index	42.71	2.01	9.40
S&P 500 Index	28.67	-0.57	11.06

Index Descriptions:
The Merrill Lynch 1-3 Year Treasury Index is an unmanaged index of U.S. Treasuries with maturities between 1 and 3 years.
The Russell Midcap Growth Index is an unmanaged index of U.S. mid-cap growth stocks.
The S&P 500 is an unmanaged index of U.S. stocks.

➲ *Performance Measures*

The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price. The figures assume that all distributions were reinvested in fund shares and include all fund expenses.

As a frame of reference, the table includes broad-based indexes of the entire U.S. equity market and of the portion of the market the fund focuses on. The fund's performance figures include all of its expenses; the indexes do not include costs of investment.



INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds. You may, however, have additional expenses in connection with your insurance contract or qualified plan.

The table that follows shows the estimated operating expenses paid each year by the fund. Actual expenses paid by the fund may vary from year to year. You may participate in the fund through a variable annuity contract or variable life insurance policy (variable contract) or through a qualified pension plan. If you participate through a variable contract, it is a contract between you and the issuing life insurance company. The fund is not a party to that variable contract, but is merely an investment option made available to you by your insurance company under the variable contract. The fees and expenses of the fund are not fixed or specified under the terms of your variable contract. The table does not include expenses and charges that are, or may be, imposed under your variable contract. If such expenses and charges were included, your costs would be higher. For information on these charges, please refer to the applicable variable contract prospectus, prospectus summary or disclosure statement. If you participate through a qualified pension plan, the table does not reflect direct expenses of the plan, and you should consult your plan administrator for more information.

Fee Table

Shareholder Fees		None
Annual operating expenses (% of average net assets)*		
These are deducted from fund assets, so you pay them indirectly.		
	Management fees	0.85
Plus:	Distribution (12b-1) fees	None
	Other expenses	0.27
Equals:	Total annual operating expenses	1.12

Expense Example

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the fee table to the left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

	1 Year	3 Years	5 Years	10 Years
Expenses	$114	$356	$617	$1,363

** The figures in the table are based on last year's expenses.*



MANAGEMENT

Theodore P. Giuliano, is a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC. He is the manager of the Fixed Income Group of Neuberger Berman, which he helped establish in 1984. He has co-managed the fund's assets since 1996.

Jon D. Brorson is a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC. He has co-managed an equity mutual fund and managed other equity portfolios since 1990 at two other investment managers, where he also had responsibility for investment research, sales and trading.

Kenneth J. Turek is a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC. He has managed or co-managed two equity mutual funds and other equity portfolios for several other investment managers since 1985.

John E. Dugenske, CFA, is a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC. He has co-managed the fund's assets since May, 2004. Prior to joining Neuberger Berman he was a Managing Director and Director of Research and Trading at another firm since 1998.

Neuberger Berman Management Inc. is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the Neuberger Berman affiliates manage over $70.5 billion in total assets (as of 12/31/2003) and continue an asset management history that began in 1939. For the 12 months ended 12/31/2003, the management/administration fees paid to Neuberger Berman Management Inc. were 0.85% of average net assets.



FINANCIAL HIGHLIGHTS[1]

Year Ended December 31,		1999	2000	2001	2002	**2003**
Per-share data ($)						
Data apply to a single share throughout each year indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed.						
	Share price (NAV) at beginning of year	16.34	20.89	17.28	9.66	**7.81**
Plus:	Income from investment operations					
	Net investment income	0.26	0.30	0.22[4]	0.12	**0.07**
	Net gains/losses - realized and unrealized	4.96	(0.61)	(2.27)[4]	(1.75)	**1.20**
	Subtotal: income from investment operations	5.22	(0.31)	(2.05)	(1.63)	**1.27**
Minus:	Distributions to shareholders					
	Income dividends	0.27	0.37	0.28	0.22	**0.15**
	Capital gain distributions	0.40	2.93	5.29	-	**-**
	Subtotal: distributions to shareholders	0.67	3.30	5.57	0.22	**0.15**
Equals:	Share price (NAV) at end of year	20.89	17.28	9.66	7.81	**8.93**
Ratios (% of average net assets)						
The ratios show the fund's expenses and net investment income - as they actually are as well as how they would have been if certain expense waiver and/or offset arrangements had not been in effect.						
Net expenses - actual		1.02	0.99	1.07	1.12	**1.11**
Gross expenses[2]		-	-	-	-	**1.11**
Expenses[3]		1.02	0.99	1.07	1.12	**1.12**
Net investment income - actual		1.60	1.49	2.10[5]	1.37	**0.82**
Other data						
Total return shows how an investment in the fund would have performed over each year, assuming all distributions were reinvested. The turnover rate reflects how actively the fund bought and sold securities.						
Total return (%)[4]		33.56	(4.55)	(13.36)	(17.15)	**16.28**
Net assets at end of year (in millions of dollars)		165.3	147.6	112.0	80.5	**84.9**
Portfolio turnover rate (%)		121	124	88	106	**121**

The figures above have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).

[1] *Reflects income and expenses, including the fund's proportionate share of AMT Balanced Investment's income and expenses through April 30, 2000 under the prior master/feeder structure.*

[2] *Shows what this ratio would have been if there had been no waiver of investment management fee.*

[3] *Shows what this ratio would have been if there had been no expense offset arrangements.*

[4] *Does not reflect charges and other expenses that apply to the separate account or the related insurance policies. Qualified plans that are direct shareholders of the fund are not affected by insurance related expenses.*

[5] *With the adoption of the AICPA Audit and Accounting Guide for Investment Companies, effective for annual financial statements issued for fiscal years beginning after December 15, 2000, net investment income per share decreased $0.004, net gains or losses on securities increased by $0.004 and the ratio of net investment income to average net assets decreased by 0.04%.*

⊙ BUYING AND SELLING FUND SHARES

The fund described in this prospectus is designed for use with certain variable insurance contracts and qualified plans. Because shares of the fund are held by the insurance company or qualified plans involved, you will need to follow the instructions provided by your insurance company or qualified plan for matters involving allocations to this fund.

Under certain circumstances, the fund reserves the right to:

- suspend the offering of shares
- reject any exchange or investment order
- satisfy an order to sell fund shares with securities rather than cash, for certain very large orders
- change, suspend, or revoke the exchange privilege
- suspend or postpone the redemption of shares on days when trading on the New York Stock Exchange is restricted, or as otherwise permitted by the SEC

The exchange privilege can be withdrawn from any investor that Neuberger Berman Management Inc. believes is trying to "time the market" or is otherwise making exchanges that Neuberger Berman Management Inc. believes to be excessive. Frequent exchanges can interfere with fund management and affect costs and performance for other shareholders. Neuberger Berman Management Inc. may seek the cooperation of insurance companies or qualified plan administrators in attempting to limit excessive exchanges by variable contract owners or qualified plan participants and the fund will also cooperate with efforts by insurance companies and plan administrators to limit excessive exchanges in their products. In its efforts to limit excessive exchanges, it is the fund's policy to limit excessive exchanges in a manner that applies to all investors consistently with no favorable treatment to any individual or group; however, there can be no assurance that the fund or Neuberger Berman Management Inc. will eliminate all excessive short-term trading or apply its policies to all shareholders consistently since the fund and Neuberger Berman Management Inc. do not deal directly with variable contract owners or planned participants.

Because the fund is offered to different insurance companies and for different types of variable contracts — annuities, life insurance and qualified plans, groups with different interests will share the fund. Due to differences of tax treatment and other considerations among these shareholders, it is possible (although not likely) that the interests of the shareholders might sometimes be in conflict. For these reasons, the trustees of the fund watch for the existence of any material irreconcilable conflicts and will determine what action, if any, should be taken in the event of a conflict. If there is a conflict, it is possible that to resolve it, one or more insurance company separate accounts or qualified plans might be compelled to withdraw its investment in the fund. While this might resolve the conflict, it also might force the fund to sell securities at disadvantageous prices.

⊙ SHARE PRICES

When you buy and sell shares of the fund, the share price is the fund's net asset value per share.

The fund is open for business every day the New York Stock Exchange is open. The Exchange is closed on all national holidays and Good Friday; fund shares will not be priced on those days. In general, every buy or sell request you place will go through at the next share price to be calculated after your request has been accepted; check with your insurance company or qualified plan administrator to find out by what time your transaction request must be received in order to be processed the same day. The fund normally calculates its share price as of the end of regular trading on the Exchange on business days, usually 4:00 p.m. Eastern Time. Depending on when your insurance company or qualified plan accepts transaction requests, it's possible that the fund's share price could change on days when you are unable to buy or sell shares. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by the fund could change on days when you can't buy or sell fund shares. The fund's share price, however, will not change until the next time it is calculated.

➲ *Share Price Calculations*

The fund's share price is the total value of its assets minus its liabilities, divided by the total number of shares. Because the value of the fund's securities changes every day, the share price usually changes as well.

The fund values equity securities by using market prices, and values debt securities using bid quotations from independent pricing services or principal market markers. The fund may value short-term securities with remaining maturities of less than 60 days at cost; these values, when combined with interest earned, approximate market value.

In certain cases, events that occur after markets have closed may render certain prices unreliable or reliable market quotes may not be available. When the fund believes a market price does not reflect a security's true value, the fund may substitute for the market price a fair-value estimate derived through methods approved by its trustees. The fund may also use these methods to value certain types of illiquid securities.

Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by a fund could change on days when you can't buy or sell fund shares. Remember, though, any purchase or sale takes place at the next share price calculated after your order is accepted.

⊙ FUND STRUCTURE

While Neuberger Berman Management Inc. and Neuberger Berman, LLC may serve as the adviser or sub-adviser of other mutual funds that have similar names, goals, and strategies as the fund, there may be certain differences between the fund and these other mutual funds in matters such as size, cash flow patterns and tax matters, among others. As a result, there could also be differences in performance.

⊙ DISTRIBUTIONS AND TAXES

The information below is only a summary of some of the important federal tax considerations generally affecting the fund and its shareholders; for a more detailed discussion, request a copy of the Statement of Additional Information. Also, you may want to consult your tax professional. Everyone's tax situation is different, and your professional should be able to help you answer any questions you may have.

Distributions — The fund pays out to shareholders of record any net income and net capital gains. Ordinarily, the fund makes distributions once a year in October. All dividends and other distributions received by shareholders of record are automatically reinvested in fund shares.

How distributions and transactions are taxed — Dividends and other distributions made by the fund, as well as transactions in fund shares, are taxable, if at all, to the extent described in your qualified plan documentation or variable contract prospectus. Consult it for more information.

Other tax-related considerations — The fund intends to qualify as a regulated investment company for federal income tax purposes by satisfying the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended ("Code"). As a qualified regulated investment company, the fund is generally not subject to federal income tax on its ordinary income and net realized capital gain that is distributed. It is the fund's intention to distribute all such income and gains.

Because the fund is offered through certain variable insurance contracts and qualified plans, it is subject to special diversification standards beyond those that normally apply to regulated investment companies. If the underlying assets of the fund fail to meet the special standards, you could be subject to adverse tax consequences - for example, some of the income earned by the fund could generate a current tax liability. Accordingly, the fund intends to comply with the diversification requirements of Section 817(h) of the Code for variable contracts so that owners of these contracts should not be subject to federal tax on distribution of dividends and income from the fund to the insurance company's separate accounts. Under the relevant regulations, a fund is deemed adequately diversified if (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of such value is represented by any two investments; (iii) no more than 80% of such value is represented by any three investments; and (iv) no more than 90% of such value is represented by any four investments. For purposes of these regulations all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer. It is possible that complying with these requirements may at times call for decisions that would somewhat reduce investment performance.

In unusual circumstances, there may be a risk to you of special tax liabilities from an investment in the fund.

The foregoing is only a summary of some of the important federal income tax considerations generally affecting the fund and you. Please refer to the Statement of Additional Information for more information about the tax status of the fund. You should consult the prospectus for your variable contract or with your tax adviser for information regarding taxes applicable to the variable contract.

➲ *Insurance and Qualified Plan Expenses*

The fees and policies outlined in this prospectus are set by the fund and by Neuberger Berman Management Inc. The fee information here does not include the fees and expenses charged by your insurance company under your variable contract or your qualified plan; for those fees, you will need to see the prospectus for your variable contract or your qualified plan documentation.

➲ *Distribution and Services*

The fund has a non-fee distribution plan that recognizes that Neuberger Berman Management Inc. may use its own resources, including revenues from fees paid to Neuberger Berman from the fund, to pay expenses for services primarily intended to result in distribution of fund shares.

Neuberger Berman Management Inc. may also pay insurance companies or their affiliates and qualified plan administrators ("intermediaries") for services they provide respecting the fund to current and prospective variable contract owners and qualified plan participants. These services may include providing information about the fund, teleservicing support, and delivering fund documents, among others. These payments may encourage intermediaries participating in the fund to render services to variable contract owners and qualified plan participants, and may also provide incentive for the intermediaries to make the fund's shares available to their current or prospective variable contract owners and qualified plan participants, and therefore promote distribution of the fund's shares.

Neuberger Berman Management Inc. does not receive any separate fees from the fund for making these payments.

Neuberger Berman Advisers Management Trust
Balanced Portfolio

If you'd like further details on this fund you can request a free copy of the following documents:

Shareholder Reports — The shareholder reports offer information about the fund's recent performance, including:

- a discussion by the portfolio manager(s) about strategies and market conditions
- fund performance data and financial statements
- portfolio holdings

Statement of Additional Information (SAI) — The SAI contains more comprehensive information on this fund, including:

- various types of securities and practices, and their risks
- investment limitations and additional policies
- information about the fund's management and business structure

The SAI is hereby incorporated by reference into this prospectus, making it legally part of the prospectus.

Investment manager: **Neuberger Berman Management Inc.**
Sub-adviser: **Neuberger Berman, LLC**

Obtaining Information

You can obtain a shareholder report, SAI, and other information from your investment provider, or from:

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
800-877-9700
212-476-8800

Web site: www.nb.com
Email: fundinquiries@nb.com

You can also request copies of this information from the SEC for the cost of a duplicating fee by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington DC 20549-0102. They are also available from the EDGAR Database on the SEC's website at www.sec.gov.

You may also view and copy the documents at the SEC's Public Reference Room in Washington. Call 202-942-8090 for information about the operation of the Public Reference Room.

A0063 05/04 SEC file number: 811-4255


NEUBERGER
BERMAN

A Lehman Brothers Company

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
Shareholder Services
800.877.9700
Institutional Services
800.366.6264

www.nb.com

NEUBERGER | BERMAN

A Lehman Brothers Company

PROSPECTUS April 30, 2004

Neuberger Berman

Advisers Management Trust

S CLASS SHARES

Fasciano Portfolio

These securities, like the securities of all mutual funds, have not been approved or disapproved by the Securities and Exchange Commission, and the Securities and Exchange Commission has not determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Neuberger Berman

Contents

ADVISERS MANAGEMENT TRUST

YOUR INVESTMENT

THIS PORTFOLIO:

- is offered to life insurance companies to serve as an investment vehicle under their variable annuity and variable life insurance contracts and is also offered to qualified pension and retirement plans
- is designed for investors with long-term goals in mind
- offers you the opportunity to participate in financial markets through a professionally managed stock portfolio
- carries certain risks, including the risk that you could lose money if fund shares are worth less than what you paid. This prospectus discusses principal risks of investment in fund shares. These and other risks are discussed in detail in the Statement of Additional Information (see back cover). If you are buying a variable contract or qualified plan, you should also read the contract's prospectus
- is a mutual fund, not a bank deposit, and is not guaranteed or insured by the FDIC or any other government agency

The "Neuberger Berman" name and logo are registered service marks of Neuberger Berman, LLC. "Neuberger Berman Management Inc." and the individual fund name in this prospectus are either service marks or registered service marks of Neuberger Berman Management Inc.© 2004 Neuberger Berman Management Inc. All rights reserved.

Neuberger Berman

Advisers Management Trust Fasciano Portfolio



GOAL & STRATEGY

The fund seeks long-term capital growth. The portfolio manager also may consider a company's potential for current income prior to selecting it for the fund.

To pursue this goal, the fund invests mainly in common stocks of small-capitalization companies, which it defines as those with a total market value of no more than $1.5 billion at the time the fund first invests in them. The fund may continue to hold or add to a position in a stock after the issuer has grown beyond $1.5 billion. These stocks include securities having common stock characteristics, such as securities convertible into common stocks, and rights and warrants to purchase common stocks. The manager will look for companies with:

- strong business franchises that are likely to sustain long-term rates of earnings growth for a three to five year time horizon, and
- stock prices that the market has undervalued relative to the value of similar companies and that offer excellent potential to appreciate over a three to five year time horizon.

In choosing companies that the manager believes are likely to achieve the fund's objective, the manager also will consider the company's overall business qualities. These qualities include the company's profitability and cash flow, financial condition, insider ownership, and stock valuation. In selecting companies that the manager believes may have greater potential to appreciate in price, the manager will invest the fund in smaller companies that are under-followed by major Wall Street brokerage houses and large asset management firms.

The manager follows a disciplined selling strategy and may sell a stock when it reaches a target price, fails to perform as expected, or when other opportunities appear more attractive.

The fund has the ability to change its goal without shareholder approval, although it does not currently intend to do so.

➲ *Small-Cap Stocks*

Historically, stocks of smaller companies have not always moved in tandem with those of larger companies. Over the last 40 years, small-caps have outperformed large-caps over 60% of the time. However, small-caps have often fallen more severely during market downturns.

➲ *Growth vs. Value Investing*

Value investors seek stocks trading at below market average prices based on earnings, book value, or other financial measures before other investors discover their worth. Growth investors seek companies that are already successful but may not have reached their full potential.

The fund's blended investment approach seeks to lower risk by diversifying across companies and industries with growth and value characteristics, and can provide a core small-cap foundation within a diversified portfolio.



MAIN RISKS

Most of the fund's performance depends on what happens in the stock market. The market's behavior is unpredictable, particularly in the short term. The value of your investment will rise and fall, sometimes sharply, and you could lose money.

The stocks of smaller companies in which the fund invests are often more volatile and less liquid than the stocks of larger companies, and these companies:

- may have a shorter history of operations than larger companies;
- may not have as great an ability to raise additional capital;
- may have a less diversified product line, making them more susceptible to market pressure.

Small-cap stocks may also:

- underperform other types of stocks or be difficult to sell when the economy is not robust, during market downturns, or when small-cap stocks are out of favor;
- be more affected than other types of stocks by the underperformance of a sector emphasized by the fund.

The fund will combine value and growth styles of investing.

Because the prices of most growth stocks are based on future expectations, these stocks tend to be more sensitive than value stocks to bad economic news and negative earnings surprises. Bad economic news or changing investor perceptions can negatively affect growth stocks across several industries and sectors simultaneously. While the prices of any type of stock can rise and fall rapidly, growth stocks in particular may underperform during periods when the market favors value stocks.

With a value approach, there is also the risk that stocks may remain undervalued during a given period. This may happen because value stocks as a category lose favor with investors compared to growth stocks or because of a failure to anticipate which stocks or industries would benefit from changing market or economic conditions.

To the extent the manager commits a portion of the fund's assets to mid-cap stocks, the fund is subject to their risks, including the risk its holdings may:

- fluctuate more widely in price than the market as a whole
- underperform other types of stocks or be difficult to sell when the economy is not robust, during market downturns, or when mid-cap stocks are out of favor

Other Risks

The fund may use certain practices and securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. In using certain derivatives to gain stock market exposure for excess cash holdings, the fund increases its risk of loss.

Although they may add diversification, foreign securities can be riskier, because foreign markets tend to be more volatile and currency exchange rates fluctuate. There may be less information available about foreign issuers than about domestic issuers.

When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the fund avoid losses but may mean lost opportunities.



PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time and compares the return with one or more measures of market performance. This information is based on past performance; it's not a prediction of future results. The performance information does not reflect insurance product or qualified plan expenses. If they were reflected, returns would be less than those shown.

Year-by-Year % Returns as of 12/31 each year



1994 '95 '96 '97 '98 '99 '00 '01 '02 '03
25.06

Best quarter: Q2 '03, 18.16%
Worst quarter: Q1 '03, -8.97%

Average Annual Total % Returns as of 12/31/2003

	1 Year	Since Inception 7/12/2002
Fasciano Portfolio	25.06	15.75
Russell 2000 Index	47.25	23.46

Index Description:
The Russell 2000 Index is an unmanaged index of U.S. small-cap stocks.

➲ *Performance Information*

The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price. The figures assume that all distributions were reinvested in fund shares and include all fund expenses.

As a frame of reference, the table includes a broad-based index of the U.S. small-cap equity market and of the portion of that market the fund focuses on. The fund's performance figures include all of its expenses; the indexes do not include costs of investment..



INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds. You may, however, have additional expenses in connection with your insurance contract or qualified plan.

The table that follows shows the estimated operating expenses paid each year by the fund. Actual expenses paid by the fund may vary from year to year. You may participate in the fund through a variable annuity contract or variable life insurance policy (variable contract) or through a qualified pension plan. If you participate through a variable contract, it is a contract between you and the issuing life insurance company. The fund is not a party to that variable contract, but is merely an investment option made available to you by your insurance company under the variable contract. The fees and expenses of the fund are not fixed or specified under the terms of your variable contract. The table does not include expenses and charges that are, or may be, imposed under your variable contract. If such expenses and charges were included, your costs would be higher. For information on these charges, please refer to the applicable variable contract prospectus, prospectus summary or disclosure statement. If you participate through a qualified pension plan, the table does not reflect direct expenses of the plan, and you should consult your plan administrator for more information.

Fee Table

Shareholder Fees		None
Annual operating expenses (% of average net assets)*		
These are deducted from fund assets, so you pay them indirectly.		
	Management fees	1.15
Plus:	Distribution (12b-1) fees	0.25
	Other expenses	3.19
Equals:	Total annual operating expenses	4.59
Minus:	Expense Reimbursements	3.19
Equals:	Net expenses	1.40

Expense Example

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the fee table to the left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

	1 Year	3 Years	5 Years	10 Years
Expenses	$143	$443	$1,468	$4,067

** Neuberger Berman Management Inc. (NBMI) has contractually agreed to reimburse certain expenses of the fund through 12/31/2007, so that the total annual operating expenses are limited to 1.40% of the fund's average daily net asset value. This arrangement does not cover interest, taxes, brokerage commissions, and extraordinary expenses. The fund has agreed to repay NBMI for expenses reimbursed to the fund provided that repayment does not cause the fund's annual operating expenses to exceed its expense limitation. Any such repayment must be made within three years after the year in which NBMI incurred the expense. The figures in the table are based on last year's expenses.*



MANAGEMENT

Michael Fasciano is a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC and has managed the fund's assets since its inception. Prior to joining Neuberger Berman, he managed Fasciano Fund, Inc. from its inception in 1988 to 2001.

Neuberger Berman Management Inc. is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the Neuberger Berman affiliates manage over $70.5 billion in total assets (as of 12/31/2003) and continue an asset management history that began in 1939. For the 12 months ended 12/31/2003, the management/administration fees paid to Neuberger Berman Management Inc. were 1.15% of average net assets.



$
1
2
3

FINANCIAL HIGHLIGHTS

Year Ended December 31,		2002[1]	2003
Per-share data ($)			
Data apply to a single share throughout each period indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed.			
	Share price (NAV) at beginning of period	10.00	**9.92**
Plus:	Income from investment operations		
	Net investment loss	(0.01)	**(0.08)**
	Net gains/losses - realized and unrealized	(0.07)	**2.57**
	Subtotal: income from investment operations	(0.08)	**2.49**
Minus:	Distributions to shareholders		
	Capital gains distributions	-	**0.01**
Equals:	Share price (NAV) at end of period	9.92	**12.40**
Ratios (% of average net assets)			
The ratios show the fund's expenses and net investment loss - as they actually are as well as how they would have been if certain expense reimbursement and waiver and/or offset arrangements had not been in effect.			
Net expenses - actual		1.40[2]	**1.40**
Gross expenses [3]		38.27[2]	**4.58**
Expenses [4]		1.40[2]	**1.42**
Net investment loss - actual		(0.31)[2]	**(0.69)**
Other data			
Total return shows how an investment in the fund would have performed over each period, assuming all distributions were reinvested. The turnover rate reflects how actively the fund bought and sold securities.			
Total return(%)[5] [6]		(0.80)[7]	**25.06**
Net assets at end of period (in millions of dollars)		0.5	**6.2**
Portfolio turnover rate (%)		20	**70**

The figures above have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the funds most recent shareholder report (see back cover).

[1] Period from 7/12/2002 (beginning of operations) to 12/31/2002.

[2] Annualized.

[3] Shows what this ratio would have been if there had been no expense reimbursement and/or waiver of investment management fee.

[4] Shows what this ratio would have been if there had been no expense offset arrangements.

[5] Would have been lower if Neuberger Berman Management had not reimbursed certain expenses.

[6] Does not reflect charges and other expenses that apply to the separate account or the related insurance policies. Qualified plans that are direct shareholders of the fund are not affected by insurance related expenses.

[7] Not annualized.

⊙ BUYING AND SELLING FUND SHARES

The fund described in this prospectus is designed for use with certain variable insurance contracts and qualified plans. Because shares of the fund are held by the insurance company or qualified plans involved, you will need to follow the instructions provided by your insurance company or qualified plan for matters involving allocations to this fund.

Under certain circumstances, the fund reserves the right to:

- suspend the offering of shares
- reject any exchange or investment order
- satisfy an order to sell fund shares with securities rather than cash, for certain very large orders
- change, suspend, or revoke the exchange privilege
- suspend or postpone the redemption of shares on days when trading on the New York Stock Exchange is restricted, or as otherwise permitted by the SEC

The exchange privilege can be withdrawn from any investor that Neuberger Berman Management Inc. believes is trying to "time the market" or is otherwise making exchanges that Neuberger Berman Management Inc. believes to be excessive. Frequent exchanges can interfere with fund management and affect costs and performance for other shareholders. Neuberger Berman Management Inc. may seek the cooperation of insurance companies or qualified plan administrators in attempting to limit excessive exchanges by variable contract owners or qualified plan participants and the fund will also cooperate with efforts by insurance companies and plan administrators to limit excessive exchanges in their products. In its efforts to limit excessive exchanges, it is the fund's policy to limit excessive exchanges in a manner that applies to all investors consistently with no favorable treatment to any individual or group; however, there can be no assurance that the fund or Neuberger Berman Management Inc. will eliminate all excessive short-term trading or apply its policies to all shareholders consistently since the fund and Neuberger Berman Management Inc. do not deal directly with variable contract owners or planned participants.

Because the fund is offered to different insurance companies and for different types of variable contracts — annuities, life insurance and qualified plans, groups with different interests will share the fund. Due to differences of tax treatment and other considerations among these shareholders, it is possible (although not likely) that the interests of the shareholders might sometimes be in conflict. For these reasons, the trustees of the fund watch for the existence of any material irreconcilable conflicts and will determine what action, if any, should be taken in the event of a conflict. If there is a conflict, it is possible that to resolve it, one or more insurance company separate accounts or qualified plans might be compelled to withdraw its investment in the fund. While this might resolve the conflict, it also might force the fund to sell securities at disadvantageous prices.

⊙ SHARE PRICES

When you buy and sell shares of the fund, the share price is the fund's net asset value per share.

The fund is open for business every day the New York Stock Exchange is open. The Exchange is closed on all national holidays and Good Friday; fund shares will not be priced on those days. In general, every buy or sell request you place will go through at the next share price to be calculated after your request has been accepted; check with your insurance company or qualified plan administrator to find out by what time your transaction request must be received in order to be processed the same day. The fund normally calculates its share price as of the end of regular trading on the Exchange on business days, usually 4:00 p.m. Eastern Time. Depending on when your insurance company or qualified plan accepts transaction requests, it's possible that the fund's share price could change on days when you are unable to buy or sell shares. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by the fund could change on days when you can't buy or sell fund shares. The fund's share price, however, will not change until the next time it is calculated.

➲ *Share Price Calculations*

The fund's share price is the total value of its assets minus its liabilities, divided by the total number of shares. Because the value of the fund's securities changes every day, the share price usually changes as well.

The fund values equity securities by using market prices, and values debt securities using bid quotations from independent pricing services or principal market markers. The fund may value short-term securities with remaining maturities of less than 60 days at cost; these values, when combined with interest earned, approximate market value.

In certain cases, events that occur after markets have closed may render certain prices unreliable or reliable market quotes may not be available. When the fund believes a market price does not reflect a security's true value, the fund may substitute for the market price a fair-value estimate derived through methods approved by its trustees. The fund may also use these methods to value certain types of illiquid securities.

Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by a fund could change on days when you can't buy or sell fund shares. Remember, though, any purchase or sale takes place at the next share price calculated after your order is accepted.

⊙ FUND STRUCTURE

While Neuberger Berman Management Inc. and Neuberger Berman, LLC may serve as the adviser or sub-adviser of other mutual funds that have similar names, goals, and strategies as the fund, there may be certain differences between the fund and these other mutual funds in matters such as size, cash flow patterns and tax matters, among others. As a result, there could also be differences in performance.

⊙ DISTRIBUTIONS AND TAXES

The information below is only a summary of some of the important federal tax considerations generally affecting the fund and its shareholders; for a more detailed discussion, request a copy of the Statement of Additional Information. Also, you may want to consult your tax professional. Everyone's tax situation is different, and your professional should be able to help you answer any questions you may have.

Distributions — The fund pays out to shareholders of record any net income and net capital gains. Ordinarily, the fund makes distributions once a year in October. All dividends and other distributions received by shareholders of record are automatically reinvested in fund shares.

How distributions and transactions are taxed — Dividends and other distributions made by the fund, as well as transactions in fund shares, are taxable, if at all, to the extent described in your qualified plan documentation or variable contract prospectus. Consult it for more information.

Other tax-related considerations — The fund intends to qualify as a regulated investment company for federal income tax purposes by satisfying the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended ("Code"). As a qualified regulated investment company, the fund is generally not subject to federal income tax on its ordinary income and net realized capital gain that is distributed. It is the fund's intention to distribute all such income and gains.

Because the fund is offered through certain variable insurance contracts and qualified plans, it is subject to special diversification standards beyond those that normally apply to regulated investment companies. If the underlying assets of the fund fail to meet the special standards, you could be subject to adverse tax consequences - for example, some of the income earned by the fund could generate a current tax liability. Accordingly, the fund intends to comply with the diversification requirements of Section 817(h) of the Code for variable contracts so that owners of these contracts should not be subject to federal tax on distribution of dividends and income from the fund to the insurance company's separate accounts. Under the relevant regulations, a fund is deemed adequately diversified if (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of such value is represented by any two investments; (iii) no more than 80% of such value is represented by any three investments; and (iv) no more than 90% of such value is represented by any four investments. For purposes of these regulations all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer. It is possible that complying with these requirements may at times call for decisions that would somewhat reduce investment performance.

In unusual circumstances, there may be a risk to you of special tax liabilities from an investment in the fund.

The foregoing is only a summary of some of the important federal income tax considerations generally affecting the fund and you. Please refer to the Statement of Additional Information for more information about the tax status of the fund. You should consult the prospectus for your variable contract or with your tax adviser for information regarding taxes applicable to the variable contract.

➲ *Insurance and Qualified Plan Expenses*

The fees and policies outlined in this prospectus are set by the fund and by Neuberger Berman Management Inc. The fee information here does not include the fees and expenses charged by your insurance company under your variable contract or your qualified plan; for those fees, you will need to see the prospectus for your variable contract or your qualified plan documentation.

➲ *Distribution and Services*

Class S shares of the fund have a Distribution and Shareholder Services Plan (also known as a "12b-1 plan") that provides for payment to Neuberger Berman Management Inc. of a fee in the amount of 0.25% ("12b-1 fee") per year of the fund's assets. The 12b-1 fee compensates Neuberger Berman Management Inc. for distribution and shareholder services to the fund. Because these fees are paid out of the fund's assets on an ongoing basis, these fees will increase the cost of your investment and over time may cost you more than paying other types of sales charges (which the fund does not have).

Neuberger Berman Management Inc. may, in turn, pay all or a portion of the proceeds from the 12b-1 fee to insurance companies or their affiliates and qualified plan administrators ("intermediaries") for services they provide respecting the fund to current and prospective variable contract owners and qualified plan participants that invest in the fund through the intermediaries. These services may include providing information about the fund, teleservicing support, and delivering fund documents, among others. Payment for these services may help promote the sale of the fund’s shares. Neuberger Berman Management Inc. may also use its own resources, including revenues from other fees paid to Neuberger Berman Management Inc. from the fund, to pay expenses for services primarily intended to result in the distribution of the fund's shares. Amounts paid to intermediaries may be greater or less than the 12b-1 fee paid to Neuberger Berman Management Inc. under the Distribution and Shareholder Services Plan. These payments may encourage intermediaries participating in the fund to render services to variable contract owners and qualified plan participants, and may also provide incentive for the intermediaries to make the fund's shares available to their current or prospective variable contract owners and qualified plan participants, and therefore promote distribution of the fund's shares.

Neuberger Berman Advisers Management Trust
Fasciano Portfolio

If you'd like further details on this fund you can request a free copy of the following documents:

Shareholder Reports — The shareholder reports offer information about the fund's recent performance, including:

- a discussion by the portfolio manager(s) about strategies and market conditions
- fund performance data and financial statements
- portfolio holdings

Statement of Additional Information (SAI) — The SAI contains more comprehensive information on this fund, including:

- various types of securities and practices, and their risks
- investment limitations and additional policies
- information about the fund's management and business structure

The SAI is hereby incorporated by reference into this prospectus, making it legally part of the prospectus.

Investment manager: **Neuberger Berman Management Inc.**
Sub-adviser: **Neuberger Berman, LLC**

Obtaining Information

You can obtain a shareholder report, SAI, and other information from your investment provider, or from:

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
800-877-9700
212-476-8800

Web site: www.nb.com
Email: fundinquiries@nb.com

You can also request copies of this information from the SEC for the cost of a duplicating fee by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington DC 20549-0102. They are also available from the EDGAR Database on the SEC's website at www.sec.gov.

You may also view and copy the documents at the SEC's Public Reference Room in Washington. Call 202-942-8090 for information about the operation of the Public Reference Room.


NEUBERGER BERMAN

A Lehman Brothers Company

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180

Shareholder Services
800.877.9700

Institutional Services
800.366.6264

www.nb.com

C0035 05/04 SEC file number: 811-4255

NEUBERGER | BERMAN

A Lehman Brothers Company

PROSPECTUS April 30, 2004

Neuberger Berman

Advisers Management Trust

S CLASS SHARES

Focus Portfolio

These securities, like the securities of all mutual funds, have not been approved or disapproved by the Securities and Exchange Commission, and the Securities and Exchange Commission has not determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Neuberger Berman

Contents

ADVISERS MANAGEMENT TRUST

YOUR INVESTMENT

THIS PORTFOLIO:

- is offered to life insurance companies to serve as an investment vehicle under their variable annuity and variable life insurance contracts and is also offered to qualified pension and retirement plans
- is designed for investors with long-term goals in mind
- offers you the opportunity to participate in financial markets through a professionally managed stock portfolio
- carries certain risks, including the risk that you could lose money if fund shares are worth less than what you paid. This prospectus discusses principal risks of investment in fund shares. These and other risks are discussed in detail in the Statement of Additional Information (see back cover). If you are buying a variable contract or qualified plan, you should also read the contract's prospectus
- is a mutual fund, not a bank deposit, and is not guaranteed or insured by the FDIC or any other government agency

The "Neuberger Berman" name and logo are registered service marks of Neuberger Berman, LLC. "Neuberger Berman Management Inc." and the individual fund name in this prospectus are either service marks or registered service marks of Neuberger Berman Management Inc.© 2004 Neuberger Berman Management Inc. All rights reserved.

Neuberger Berman

Advisers Management Trust Focus Portfolio



GOAL & STRATEGY

The fund seeks long-term growth of capital.

To pursue this goal, the fund invests mainly in common stocks of companies of any size that fall within the following sectors:

- autos and housing
- consumer goods and services
- defense and aerospace
- energy
- financial services
- health care
- heavy industry
- machinery and equipment
- media and entertainment
- retailing
- technology
- transportation
- utilities

At any given time, the fund intends to place most of its assets in those sectors that the managers believe are undervalued. The fund generally invests at least 90% of net assets in no more than six sectors, and may invest 50% or more of its assets in any one sector.

The managers look for undervalued companies. Factors in identifying these firms may include above-average returns, an established market niche, and sound future business prospects. This approach is designed to let the fund benefit from potential increases in stock prices while limiting the risks typically associated with investing in a small number of sectors.

The managers follow a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.

The fund has the ability to change its goal without shareholder approval, although it does not currently intend to do so.

➲ *Industry Sectors*

The economy is divided into sectors, each made up of related industries. By focusing on several sectors at a time, a fund can add a measure of diversification and still pursue the performance potential of individual sectors.

To the extent the fund invests more heavily in one sector, it thereby presents a more concentrated risk. A sector may have above average performance during particular periods, but individual sectors also tend to move up and down more than the broader market. Although the fund does not invest more than 25% of total assets in any one industry, the several industries that comprise a sector may all react in the same way to economic, political and regulatory events.

➲ *Value Investing*

At any given time, there are companies whose stock prices are below the market average, based on earnings, book value, or other financial measures. The value investor examines these companies, searching for those that may rise in price when other investors realize their worth.



MAIN RISKS

Most of the fund's performance depends on what happens in the stock market. The market's behavior is unpredictable, particularly in the short term. The value of your investment will rise and fall, sometimes sharply, and you could lose money.

Because the fund typically focuses on a few sectors at a time, its performance is likely to be disproportionately affected by the factors influencing those sectors.

To the extent the fund invests more heavily in one sector, the risks of that sector are magnified. The manager currently expects to invest more than 50% of the fund's total assets in the financial services sector. To the extent that the fund emphasizes a particular market capitalization, it takes on the associated risks. Mid- and small-cap stocks tend to be more volatile than large-cap stocks. At any given time, any one of these market capitalizations may be out of favor with investors. If the fund emphasizes that market capitalization, it could perform worse than certain other funds.

The fund is non-diversified. This means that the percentage of the fund's assets invested in any single issuer is not limited by the Investment Company Act of 1940. Investing a higher percentage of its assets in any one issuer would increase the fund's risk of loss, because the value of its shares would be more susceptible to adverse events affecting that issuer.

With a value approach, there is also the risk that stocks may remain undervalued during a given period. This may happen because value stocks as a category lose favor with investors compared to growth stocks or because of a failure to anticipate which stocks or industries would benefit from changing market or economic conditions.

Other Risks

The fund may use certain practices and securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. In using certain derivatives to gain stock market exposure for excess cash holdings, the fund increases its risk of loss.

Although they may add diversification, foreign securities can be riskier, because foreign markets tend to be more volatile and currency exchange rates fluctuate. There may be less information available about foreign issuers than about domestic issuers.

When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the fund avoid losses but may mean lost opportunities.



PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time and compares the return with one or more measures of market performance. This information is based on past performance; it's not a prediction of future results. The performance information does not reflect insurance product or qualified plan expenses. If they were reflected, returns would be less than those shown.

Year-by-Year % Returns as of 12/31 each year


1994 '95 '96 '97 '98 '99 '00 '01 '02 '03
90.42

Best quarter: Q2 '03, 37.13%
Worst quarter: Q1 '03, 0.73%

Average Annual Total % Returns as of 12/31/2003

	1 Year	Since Inception 8/8/2002
Focus Portfolio	90.42	69.58
S&P 500 Index	28.67	20.71
Russell 1000 Value Index	30.03	22.36

Index Descriptions:
The S&P 500 is an unmanaged index of U.S. stocks.
The Russell 1000 Value Index is an unmanaged index of U.S. mid- and large-cap value stocks.

➲ *Performance Information*

The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price. The figures assume that all distributions were reinvested in fund shares and include all fund expenses.

As a frame of reference, the table includes broad-based indexes of the entire U.S. equity market and of the portion of that market the fund focuses on. The fund's performance figures include all of its expenses; the indexes do not include costs of investment.

The funds performance shown above was attained in 2003 at a time that the asset size of the fund was small. The fund's net assets as of December 31, 2003 was $1,184,057.



INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds. You may, however, have additional expenses in connection with your insurance contract or qualified plan.

The table that follows shows the estimated operating expenses paid each year by the fund. Actual expenses paid by the fund may vary from year to year. You may participate in the fund through a variable annuity contract or variable life insurance policy (variable contract) or through a qualified pension plan. If you participate through a variable contract, it is a contract between you and the issuing life insurance company. The fund is not a party to that variable contract, but is merely an investment option made available to you by your insurance company under the variable contract. The fees and expenses of the fund are not fixed or specified under the terms of your variable contract. The table does not include expenses and charges that are, or may be, imposed under your variable contract. If such expenses and charges were included, your costs would be higher. For information on these charges, please refer to the applicable variable contract prospectus, prospectus summary or disclosure statement. If you participate through a qualified pension plan, the table does not reflect direct expenses of the plan, and you should consult your plan administrator for more information.

Fee Table

Shareholder Fees		None
Annual operating expenses (% of average net assets)*		
These are deducted from fund assets, so you pay them indirectly.		
	Management fees	0.85
Plus:	Distribution (12b-1) fees	0.25
	Other expenses	11.41
Equals:	Total annual operating expenses	12.51
Minus:	Expense reimbursement	11.22
Equals:	Net expenses	1.29

Expense Example

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the fee table to the left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

	1 Year	3 Years	5 Years	10 Years
Expenses	$131	$409	$2,994	$7,938

** Neuberger Berman Management Inc. (NBMI) has contractually agreed to reimburse certain expenses of the fund through 12/31/2007, so that the total annual operating expenses are limited to 1.25% of the fund's average daily net asset value. This arrangement does not cover interest, taxes, brokerage commissions, and extraordinary expenses. The fund has agreed to repay NBMI for expenses reimbursed to the fund provided that repayment does not cause the fund's annual operating expenses to exceed its expense limitation. Any such repayment must be made within three years after the year in which NBMI incurred the expense.*



MANAGEMENT

Kent Simons and **Robert B. Corman** are Vice Presidents of Neuberger Berman Management Inc. and Managing Directors of Neuberger Berman, LLC. Simons has managed the fund's assets since its inception. Corman has co-managed the fund's assets since November 2003. He held senior positions in portfolio management at four other firms since 1981.

Neuberger Berman Management Inc. is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the Neuberger Berman affiliates manage over $70.5 billion in total assets (as of 12/31/2003) and continue an asset management history that began in 1939. For the 12 months ended 12/31/2003, the management/administration fees paid to Neuberger Berman Management Inc. were 0.85% of average net assets.



FINANCIAL HIGHLIGHTS

Year Ended December 31,		2002[1]	**2003**
Per-share data ($)			
Data apply to a single share throughout each period indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed.			
	Share price (NAV) at beginning of period	10.00	**11.00**
Plus:	Income from investment operations		
	Net investment loss	(0.03)	**(0.09)**
	Net gains/losses - realized and unrealized	1.03	**10.03**
	Subtotal: income from investment operations	1.00	**9.94**
Minus:	Distributions to shareholders		
	Capital gain distributions	-	**0.13**
Equals:	Share price (NAV) at end of period	11.00	**20.81**
Ratios (% of average net assets)			
The ratios show the fund's expenses and net investment loss - as they actually are as well as how they would have been if certain expense reimbursement and waiver and/or offset arrangements had not been in effect.			
Net expenses - actual		1.25[2]	**1.29**
Gross expenses[3]		63.28[2]	**12.48**
Expenses[4]		1.25[2]	**1.32**
Net investment loss - actual		(0.69)[2]	**(0.51)**
Other data			
Total return shows how an investment in the fund would have performed over each period, assuming all distributions were reinvested. The turnover rate reflects how actively the fund bought and sold securities.			
Total return (%)[5] [6]		10.00[7]	**90.42**
Net assets at end of period (in millions of dollars)		0.2	**1.2**
Portfolio turnover rate (%)		63	**101**

The figures above have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).

[1] *Period from 8/8/2002 (beginning of operations) to 12/31/2002.*

[2] *Annualized.*

[3] *Shows what this ratio would have been if there had been no expense reimbursement and/or waiver of investment management fee.*

[4] *Shows what this ratio would have been if there had been no expense offset arrangements.*

[5] *Would have been lower if Neuberger Berman Management had not reimbursed certain expenses.*

[6] *Does not reflect charges and other expenses that apply to the separate account or the related insurance policies. Qualified plans that are direct shareholders of the fund are not affected by insurance related expenses.*

[7] *Not annualized.*

⊙ BUYING AND SELLING FUND SHARES

The fund described in this prospectus is designed for use with certain variable insurance contracts and qualified plans. Because shares of the fund are held by the insurance company or qualified plans involved, you will need to follow the instructions provided by your insurance company or qualified plan for matters involving allocations to this fund.

Under certain circumstances, the fund reserves the right to:

- suspend the offering of shares
- reject any exchange or investment order
- satisfy an order to sell fund shares with securities rather than cash, for certain very large orders
- change, suspend, or revoke the exchange privilege
- suspend or postpone the redemption of shares on days when trading on the New York Stock Exchange is restricted, or as otherwise permitted by the SEC

The exchange privilege can be withdrawn from any investor that Neuberger Berman Management Inc. believes is trying to "time the market" or is otherwise making exchanges that Neuberger Berman Management Inc. believes to be excessive. Frequent exchanges can interfere with fund management and affect costs and performance for other shareholders. Neuberger Berman Management Inc. may seek the cooperation of insurance companies or qualified plan administrators in attempting to limit excessive exchanges by variable contract owners or qualified plan participants and the fund will also cooperate with efforts by insurance companies and plan administrators to limit excessive exchanges in their products. In its efforts to limit excessive exchanges, it is the fund's policy to limit excessive exchanges in a manner that applies to all investors consistently with no favorable treatment to any individual or group; however, there can be no assurance that the fund or Neuberger Berman Management Inc. will eliminate all excessive short-term trading or apply its policies to all shareholders consistently since the fund and Neuberger Berman Management Inc. do not deal directly with variable contract owners or planned participants.

Because the fund is offered to different insurance companies and for different types of variable contracts — annuities, life insurance and qualified plans, groups with different interests will share the fund. Due to differences of tax treatment and other considerations among these shareholders, it is possible (although not likely) that the interests of the shareholders might sometimes be in conflict. For these reasons, the trustees of the fund watch for the existence of any material irreconcilable conflicts and will determine what action, if any, should be taken in the event of a conflict. If there is a conflict, it is possible that to resolve it, one or more insurance company separate accounts or qualified plans might be compelled to withdraw its investment in the fund. While this might resolve the conflict, it also might force the fund to sell securities at disadvantageous prices.

⊙ SHARE PRICES

When you buy and sell shares of the fund, the share price is the fund's net asset value per share.

The fund is open for business every day the New York Stock Exchange is open. The Exchange is closed on all national holidays and Good Friday; fund shares will not be priced on those days. In general, every buy or sell request you place will go through at the next share price to be calculated after your request has been accepted; check with your insurance company or qualified plan administrator to find out by what time your transaction request must be received in order to be processed the same day. The fund normally calculates its share price as of the end of regular trading on the Exchange on business days, usually 4:00 p.m. Eastern Time. Depending on when your insurance company or qualified plan accepts transaction requests, it's possible that the fund's share price could change on days when you are unable to buy or sell shares. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by the fund could change on days when you can't buy or sell fund shares. The fund's share price, however, will not change until the next time it is calculated.

➲ *Share Price Calculations*

The fund's share price is the total value of its assets minus its liabilities, divided by the total number of shares. Because the value of the fund's securities changes every day, the share price usually changes as well.

The fund values equity securities by using market prices, and values debt securities using bid quotations from independent pricing services or principal market markers. The fund may value short-term securities with remaining maturities of less than 60 days at cost; these values, when combined with interest earned, approximate market value.

In certain cases, events that occur after markets have closed may render certain prices unreliable or reliable market quotes may not be available. When the fund believes a market price does not reflect a security's true value, the fund may substitute for the market price a fair-value estimate derived through methods approved by its trustees. The fund may also use these methods to value certain types of illiquid securities.

Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by a fund could change on days when you can't buy or sell fund shares. Remember, though, any purchase or sale takes place at the next share price calculated after your order is accepted.

⊙ FUND STRUCTURE

While Neuberger Berman Management Inc. and Neuberger Berman, LLC may serve as the adviser or sub-adviser of other mutual funds that have similar names, goals, and strategies as the fund, there may be certain differences between the fund and these other mutual funds in matters such as size, cash flow patterns and tax matters, among others. As a result, there could also be differences in performance.

⊙ DISTRIBUTIONS AND TAXES

The information below is only a summary of some of the important federal tax considerations generally affecting the fund and its shareholders; for a more detailed discussion, request a copy of the Statement of Additional Information. Also, you may want to consult your tax professional. Everyone's tax situation is different, and your professional should be able to help you answer any questions you may have.

Distributions — The fund pays out to shareholders of record any net income and net capital gains. Ordinarily, the fund makes distributions once a year in October. All dividends and other distributions received by shareholders of record are automatically reinvested in fund shares.

How distributions and transactions are taxed — Dividends and other distributions made by the fund, as well as transactions in fund shares, are taxable, if at all, to the extent described in your qualified plan documentation or variable contract prospectus. Consult it for more information.

Other tax-related considerations — The fund intends to qualify as a regulated investment company for federal income tax purposes by satisfying the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended ("Code"). As a qualified regulated investment company, the fund is generally not subject to federal income tax on its ordinary income and net realized capital gain that is distributed. It is the fund's intention to distribute all such income and gains.

Because the fund is offered through certain variable insurance contracts and qualified plans, it is subject to special diversification standards beyond those that normally apply to regulated investment companies. If the underlying assets of the fund fail to meet the special standards, you could be subject to adverse tax consequences - for example, some of the income earned by the fund could generate a current tax liability. Accordingly, the fund intends to comply with the diversification requirements of Section 817(h) of the Code for variable contracts so that owners of these contracts should not be subject to federal tax on distribution of dividends and income from the fund to the insurance company's separate accounts. Under the relevant regulations, a fund is deemed adequately diversified if (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of such value is represented by any two investments; (iii) no more than 80% of such value is represented by any three investments; and (iv) no more than 90% of such value is represented by any four investments. For purposes of these regulations all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer. It is possible that complying with these requirements may at times call for decisions that would somewhat reduce investment performance.

In unusual circumstances, there may be a risk to you of special tax liabilities from an investment in the fund.

The foregoing is only a summary of some of the important federal income tax considerations generally affecting the fund and you. Please refer to the Statement of Additional Information for more information about the tax status of the fund. You should consult the prospectus for your variable contract or with your tax adviser for information regarding taxes applicable to the variable contract.

➲ *Insurance and Qualified Plan Expenses*

The fees and policies outlined in this prospectus are set by the fund and by Neuberger Berman Management Inc. The fee information here does not include the fees and expenses charged by your insurance company under your variable contract or your qualified plan; for those fees, you will need to see the prospectus for your variable contract or your qualified plan documentation.

➲ *Distribution and Services*

Class S shares of the fund have a Distribution and Shareholder Services Plan (also known as a "12b-1 plan") that provides for payment to Neuberger Berman Management Inc. of a fee in the amount of 0.25% ("12b-1 fee") per year of the fund's assets. The 12b-1 fee compensates Neuberger Berman Management Inc. for distribution and shareholder services to the fund. Because these fees are paid out of the fund's assets on an ongoing basis, these fees will increase the cost of your investment and over time may cost you more than paying other types of sales charges (which the fund does not have).

Neuberger Berman Management Inc. may, in turn, pay all or a portion of the proceeds from the 12b-1 fee to insurance companies or their affiliates and qualified plan administrators ("intermediaries") for services they provide respecting the fund to current and prospective variable contract owners and qualified plan participants that invest in the fund through the intermediaries. These services may include providing information about the fund, teleservicing support, and delivering fund documents, among others. Payment for these services may help promote the sale of the fund's shares. Neuberger Berman Management Inc. may also use its own resources, including revenues from other fees paid to Neuberger Berman Management Inc. from the fund, to pay expenses for services primarily intended to result in the distribution of the fund's shares. Amounts paid to intermediaries may be greater or less than the 12b-1 fee paid to Neuberger Berman Management Inc. under the Distribution and Shareholder Services Plan. These payments may encourage intermediaries participating in the fund to render services to variable contract owners and qualified plan participants, and may also provide incentive for the intermediaries to make the fund's shares available to their current or prospective variable contract owners and qualified plan participants, and therefore promote distribution of the fund's shares.

Neuberger Berman Advisers Management Trust
Focus Portfolio

If you'd like further details on this fund you can request a free copy of the following documents:

Shareholder Reports — The shareholder reports offer information about the fund's recent performance, including:

- a discussion by the portfolio manager(s) about strategies and market conditions
- fund performance data and financial statements
- portfolio holdings

Statement of Additional Information (SAI) — The SAI contains more comprehensive information on this fund, including:

- various types of securities and practices, and their risks
- investment limitations and additional policies
- information about the fund's management and business structure

The SAI is hereby incorporated by reference into this prospectus, making it legally part of the prospectus.

Investment manager: **Neuberger Berman Management Inc.**
Sub-adviser: **Neuberger Berman, LLC**

➲ ***Obtaining Information***

You can obtain a shareholder report, SAI, and other information from your investment provider, or from:

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
800-877-9700
212-476-8800

Web site: www.nb.com
Email: fundinquiries@nb.com

You can also request copies of this information from the SEC for the cost of a duplicating fee by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington DC 20549-0102. They are also available from the EDGAR Database on the SEC's website at www.sec.gov.

You may also view and copy the documents at the SEC's Public Reference Room in Washington. Call 202-942-8090 for information about the operation of the Public Reference Room.


NEUBERGER BERMAN

A Lehman Brothers Company

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
Shareholder Services
800.877.9700
Institutional Services
800.366.6264

www.nb.com

C0036 05/04 SEC file number: 811-4255

NEUBERGER | BERMAN

A Lehman Brothers Company

PROSPECTUS April 30, 2004

Neuberger Berman

Advisers Management Trust

I CLASS SHARES

Growth Portfolio

These securities, like the securities of all mutual funds, have not been approved or disapproved by the Securities and Exchange Commission, and the Securities and Exchange Commission has not determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Neuberger Berman
Contents

ADVISERS MANAGEMENT TRUST

YOUR INVESTMENT

THIS PORTFOLIO:

- is offered to life insurance companies to serve as an investment vehicle under their variable annuity and variable life insurance contracts and is also offered to qualified pension and retirement plans
- is designed for investors with long-term goals in mind
- offers you the opportunity to participate in financial markets through a professionally managed stock portfolio
- carries certain risks, including the risk that you could lose money if fund shares are worth less than what you paid. This prospectus discusses principal risks of investment in fund shares. These and other risks are discussed in detail in the Statement of Additional Information (see back cover). If you are buying a variable contract or qualified plan, you should also read the contract's prospectus
- is a mutual fund, not a bank deposit, and is not guaranteed or insured by the FDIC or any other government agency

The "Neuberger Berman" name and logo are registered service marks of Neuberger Berman, LLC. "Neuberger Berman Management Inc." and the individual fund name in this prospectus are either service marks or registered service marks of Neuberger Berman Management Inc.© 2004 Neuberger Berman Management Inc. All rights reserved.

Neuberger Berman

Advisers Management Trust Growth Portfolio



GOAL & STRATEGY

The fund seeks growth of capital.

To pursue this goal, the fund normally invests in common stocks of mid-capitalization companies, which it defines as those with a total market capitalization within the market capitalization range of the Russell Midcap Index. The fund seeks to reduce risk by diversifying among many companies, sectors and industries.

The managers employ a disciplined investment strategy when selecting growth stocks. Using fundamental research and quantitative analysis, they look for fast-growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, the managers analyze such factors as:

- financial condition (such as debt to equity ratio)
- market share and competitive leadership of the company's products
- earnings growth relative to competitors
- market valuation in comparison to a stock's own historical norms and the stocks of other mid-cap companies

The managers follow a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.

The fund has the ability to change its goal without shareholder approval, although it does not currently intend to do so.

➲ *Mid-Cap Stocks*

Mid-cap stocks have historically shown risk/return characteristics that are in between those of small- and large-cap stocks. Their prices can rise and fall substantially, although many have the potential to offer comparatively attractive long-term returns.

Mid-caps are less widely followed on Wall Street than large-caps, which can make it comparatively easier to find attractive stocks that are not overpriced.

➲ *Growth Investing*

For growth investors, the aim is to invest in companies that are already successful but could be even more so. Often, these stocks are in emerging or rapidly growing industries. Accordingly, the fund at times may invest a greater portion of its assets in particular industries or sectors than other funds do.

While most growth stocks are known to investors, they may not yet have reached their full potential. The growth investor looks for indications of continued success.



MAIN RISKS

Most of the fund's performance depends on what happens in the stock market. The market's behavior is unpredictable, particularly in the short term. The value of your investment will rise and fall, sometimes sharply, and you could lose money.

By focusing on mid-cap stocks, the fund is subject to their risks, including the risk its holdings may:

- fluctuate more widely in price than the market as a whole
- underperform other types of stocks or be difficult to sell when the economy is not robust, during market downturns, or when mid-cap stocks are out of favor.

Because the prices of most growth stocks are based on future expectations, these stocks tend to be more sensitive than value stocks to bad economic news and negative earnings surprises. Bad economic news or changing investor perceptions can negatively affect growth stocks across several industries and sectors simultaneously. While the prices of any type of stock can rise and fall rapidly, growth stocks in particular may underperform during periods when the market favors value stocks.

The fund's performance may also suffer if certain stocks or certain economic sectors emphasized do not perform as expected. To the extent that the fund sells stocks before they reach their market peak, it may miss out on opportunities for higher performance.

Through active trading, the fund may have a high portfolio turnover rate, which can mean lower performance due to increased brokerage costs.

Other Risks

The fund may use certain practices and securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. In using certain derivatives to gain stock market exposure for excess cash holdings, the fund increases its risk of loss.

Although they may add diversification, foreign securities can be riskier, because foreign markets tend to be more volatile and currency exchange rates fluctuate. There may be less information available about foreign issuers than about domestic issuers.

When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the fund avoid losses but may mean lost opportunities.



PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time and compares the return with one or more measures of market performance. This information is based on past performance; it's not a prediction of future results. The performance information does not reflect insurance product or qualified plan expenses. If they were reflected, returns would be less than those shown.

Year-by-Year % Returns as of 12/31 each year



1994 '95 '96 '97 '98 '99 '00 '01 '02 '03
-4.99
31.73
9.14
29.01
15.53
50.40
-11.66
-30.36
-31.16
31.40

Best quarter: Q4 '99, 48.60%
Worst quarter: Q3 '01, -30.28%

Average Annual Total % Returns as of 12/31/2003

	1 Year	5 Years	10 Years
Growth Portfolio	31.40	-3.50	5.47
S&P 500 Index	28.67	-0.57	11.06
Russell Midcap Growth Index	42.71	2.01	9.40

Index Descriptions:
The S&P 500 is an unmanaged index of U.S. stocks.
The Russell Midcap Growth Index is an unmanaged index of U.S. mid-cap growth stocks.

➲ *Performance Measures*

The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price. The figures assume that all distributions were reinvested in fund shares and include all fund expenses.

As a frame of reference, the table includes broad-based indexes of the entire U.S. equity market and of the portion of the market the fund focuses on. The fund's performance figures include all of its expenses; the indexes do not include costs of investment.

Because the fund had a policy of investing in stocks of all capitalizations and used a comparatively more value-oriented investment approach prior to July 1997, its performance might have been different if current policies had been in effect.



INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds. You may, however, have additional expenses in connection with your insurance contract or qualified plan.

The table that follows shows the estimated operating expenses paid each year by the fund. Actual expenses paid by the fund may vary from year to year. You may participate in the fund through a variable annuity contract or variable life insurance policy (variable contract) or through a qualified pension plan. If you participate through a variable contract, it is a contract between you and the issuing life insurance company. The fund is not a party to that variable contract, but is merely an investment option made available to you by your insurance company under the variable contract. The fees and expenses of the fund are not fixed or specified under the terms of your variable contract. The table does not include expenses and charges that are, or may be, imposed under your variable contract. If such expenses and charges were included, your costs would be higher. For information on these charges, please refer to the applicable variable contract prospectus, prospectus summary or disclosure statement. If you participate through a qualified pension plan, the table does not reflect direct expenses of the plan, and you should consult your plan administrator for more information.

Fee Table

Shareholder Fees		None
Annual operating expenses (% of average net assets)* These are deducted from fund assets, so you pay them indirectly.		
	Management fees	0.85
Plus:	Distribution (12b-1) fees	None
	Other expenses	0.09
Equals:	Total annual operating expenses	0.94

Expense Example

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the fee table to the left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

	1 Year	3 Years	5 Years	10 Years
Expenses	$96	$300	$520	$1,155

** The figures in the table are based on last year's expenses.*



MANAGEMENT

The fund is managed by a team headed by Jon D. Brorson, consisting of the following lead portfolio managers, each of whom has managed the fund since January 2003:

Jon D. Brorson, a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC, has co-managed an equity mutual fund and managed other equity portfolios since 1990 at two other investment managers, where he also had responsibility for investment research, sales and trading.

Kenneth J. Turek, a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC, has managed or co-managed two equity mutual funds and other equity portfolios for several other investment managers since 1985.

Neuberger Berman Management Inc. is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the Neuberger Berman affiliates manage over $70.5 billion in total assets (as of 12/31/2003) and continue an asset management history that began in 1939. For the 12 months ended 12/31/2003, the management/administration fees paid to Neuberger Berman Management Inc. were 0.85% of average net assets.



FINANCIAL HIGHLIGHTS[1]

Year Ended December 31,		1999	2000	2001	2002	**2003**
Per-share data ($)						
Data apply to a single share throughout each year indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed.						
	Share price (NAV) at beginning of year	26.29	37.27	30.65	11.52	**7.93**
Plus:	Income from investment operations					
	Net investment loss	(0.12)	(0.17)	(0.07)	(0.06)	**(0.05)**
	Net gains/losses - realized and unrealized	12.51	(3.16)	(7.41)	(3.53)	**2.54**
	Subtotal: income from investment operations	12.39	(3.33)	(7.48)	(3.59)	**2.49**
Minus:	Distributions to shareholders					
	Capital gain distributions	1.41	3.29	11.65	-	**-**
	Subtotal: distributions to shareholders	1.41	3.29	11.65	-	**-**
Equals:	Share price (NAV) at end of year	37.27	30.65	11.52	7.93	**10.42**
Ratios (% of average net assets)						
The ratios show the fund's expenses and net investment loss - as they actually are as well as how they would have been if certain expense waiver and/or offset arrangements had not been in effect.						
Net expenses - actual		0.92	0.90	0.89	0.96	**0.93**
Gross expenses [2]		-	-	-	-	**0.93**
Expenses[3]		0.92	0.90	0.89	0.96	**0.94**
Net investment loss - actual		(0.46)	(0.45)	(0.50)	(0.65)	**(0.58)**
Other data						
Total return shows how an investment in the fund would have performed over each year, assuming all distributions were reinvested. The turnover rate reflects how actively the fund bought and sold securities.						
Total return (%)[4]		50.40	(11.66)	(30.36)	(31.16)	**31.40**
Net assets at end of year (in millions of dollars)		732.8	640.6	356.2	185.8	**214.9**
Portfolio turnover rate (%)		119	125	91	97	**149**

The above figures have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).

[1] Reflects income and expenses, including the fund's proportionate share of AMT Growth Investment's income and expenses through April 30, 2000 under the prior master/feeder fund structure.

[2] Shows what this ratio would have been if there had been no waiver of investment management fee.

[3] Shows what this ratio would have been if there had been no expense offset arrangements.

[4] Does not reflect charges and other expenses that apply to the separate account or the related insurance policies. Qualified plans that are direct shareholders of the fund are not affected by insurance related expenses.

⊙ BUYING AND SELLING FUND SHARES

The fund described in this prospectus is designed for use with certain variable insurance contracts and qualified plans. Because shares of the fund are held by the insurance company or qualified plans involved, you will need to follow the instructions provided by your insurance company or qualified plan for matters involving allocations to this fund.

Under certain circumstances, the fund reserves the right to:

- suspend the offering of shares
- reject any exchange or investment order
- satisfy an order to sell fund shares with securities rather than cash, for certain very large orders
- change, suspend, or revoke the exchange privilege
- suspend or postpone the redemption of shares on days when trading on the New York Stock Exchange is restricted, or as otherwise permitted by the SEC

The exchange privilege can be withdrawn from any investor that Neuberger Berman Management Inc. believes is trying to "time the market" or is otherwise making exchanges that Neuberger Berman Management Inc. believes to be excessive. Frequent exchanges can interfere with fund management and affect costs and performance for other shareholders. Neuberger Berman Management Inc. may seek the cooperation of insurance companies or qualified plan administrators in attempting to limit excessive exchanges by variable contract owners or qualified plan participants and the fund will also cooperate with efforts by insurance companies and plan administrators to limit excessive exchanges in their products. In its efforts to limit excessive exchanges, it is the fund's policy to limit excessive exchanges in a manner that applies to all investors consistently with no favorable treatment to any individual or group; however, there can be no assurance that the fund or Neuberger Berman Management Inc. will eliminate all excessive short-term trading or apply its policies to all shareholders consistently since the fund and Neuberger Berman Management Inc. do not deal directly with variable contract owners or planned participants.

Because the fund is offered to different insurance companies and for different types of variable contracts — annuities, life insurance and qualified plans, groups with different interests will share the fund. Due to differences of tax treatment and other considerations among these shareholders, it is possible (although not likely) that the interests of the shareholders might sometimes be in conflict. For these reasons, the trustees of the fund watch for the existence of any material irreconcilable conflicts and will determine what action, if any, should be taken in the event of a conflict. If there is a conflict, it is possible that to resolve it, one or more insurance company separate accounts or qualified plans might be compelled to withdraw its investment in the fund. While this might resolve the conflict, it also might force the fund to sell securities at disadvantageous prices.

⊙ SHARE PRICES

When you buy and sell shares of the fund, the share price is the fund's net asset value per share.

The fund is open for business every day the New York Stock Exchange is open. The Exchange is closed on all national holidays and Good Friday; fund shares will not be priced on those days. In general, every buy or sell request you place will go through at the next share price to be calculated after your request has been accepted; check with your insurance company or qualified plan administrator to find out by what time your transaction request must be received in order to be processed the same day. The fund normally calculates its share price as of the end of regular trading on the Exchange on business days, usually 4:00 p.m. Eastern Time. Depending on when your insurance company or qualified plan accepts transaction requests, it's possible that the fund's share price could change on days when you are unable to buy or sell shares. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by the fund could change on days when you can't buy or sell fund shares. The fund's share price, however, will not change until the next time it is calculated.

➲ *Share Price Calculations*

The fund's share price is the total value of its assets minus its liabilities, divided by the total number of shares. Because the value of the fund's securities changes every day, the share price usually changes as well.

The fund values equity securities by using market prices, and values debt securities using bid quotations from independent pricing services or principal market markers. The fund may value short-term securities with remaining maturities of less than 60 days at cost; these values, when combined with interest earned, approximate market value.

In certain cases, events that occur after markets have closed may render certain prices unreliable or reliable market quotes may not be available. When the fund believes a market price does not reflect a security's true value, the fund may substitute for the market price a fair-value estimate derived through methods approved by its trustees. The fund may also use these methods to value certain types of illiquid securities.

Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by a fund could change on days when you can't buy or sell fund shares. Remember, though, any purchase or sale takes place at the next share price calculated after your order is accepted.

⊙ FUND STRUCTURE

While Neuberger Berman Management Inc. and Neuberger Berman, LLC may serve as the adviser or sub-adviser of other mutual funds that have similar names, goals, and strategies as the fund, there may be certain differences between the fund and these other mutual funds in matters such as size, cash flow patterns and tax matters, among others. As a result, there could also be differences in performance.

⊙ DISTRIBUTIONS AND TAXES

The information below is only a summary of some of the important federal tax considerations generally affecting the fund and its shareholders; for a more detailed discussion, request a copy of the Statement of Additional Information. Also, you may want to consult your tax professional. Everyone's tax situation is different, and your professional should be able to help you answer any questions you may have.

Distributions — The fund pays out to shareholders of record any net income and net capital gains. Ordinarily, the fund makes distributions once a year in October. All dividends and other distributions received by shareholders of record are automatically reinvested in fund shares.

How distributions and transactions are taxed — Dividends and other distributions made by the fund, as well as transactions in fund shares, are taxable, if at all, to the extent described in your qualified plan documentation or variable contract prospectus. Consult it for more information.

Other tax-related considerations — The fund intends to qualify as a regulated investment company for federal income tax purposes by satisfying the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended ("Code"). As a qualified regulated investment company, the fund is generally not subject to federal income tax on its ordinary income and net realized capital gain that is distributed. It is the fund's intention to distribute all such income and gains.

Because the fund is offered through certain variable insurance contracts and qualified plans, it is subject to special diversification standards beyond those that normally apply to regulated investment companies. If the underlying assets of the fund fail to meet the special standards, you could be subject to adverse tax consequences - for example, some of the income earned by the fund could generate a current tax liability. Accordingly, the fund intends to comply with the diversification requirements of Section 817(h) of the Code for variable contracts so that owners of these contracts should not be subject to federal tax on distribution of dividends and income from the fund to the insurance company's separate accounts. Under the relevant regulations, a fund is deemed adequately diversified if (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of such value is represented by any two investments; (iii) no more than 80% of such value is represented by any three investments; and (iv) no more than 90% of such value is represented by any four investments. For purposes of these regulations all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer. It is possible that complying with these requirements may at times call for decisions that would somewhat reduce investment performance.

In unusual circumstances, there may be a risk to you of special tax liabilities from an investment in the fund.

The foregoing is only a summary of some of the important federal income tax considerations generally affecting the fund and you. Please refer to the Statement of Additional Information for more information about the tax status of the fund. You should consult the prospectus for your variable contract or with your tax adviser for information regarding taxes applicable to the variable contract.

➲ *Insurance and Qualified Plan Expenses*

The fees and policies outlined in this prospectus are set by the fund and by Neuberger Berman Management Inc. The fee information here does not include the fees and expenses charged by your insurance company under your variable contract or your qualified plan; for those fees, you will need to see the prospectus for your variable contract or your qualified plan documentation.

➲ *Distribution and Services*

The fund has a non-fee distribution plan that recognizes that Neuberger Berman Management Inc. may use its own resources, including revenues from fees paid to Neuberger Berman from the fund, to pay expenses for services primarily intended to result in distribution of fund shares.

Neuberger Berman Management Inc. may also pay insurance companies or their affiliates and qualified plan administrators ("intermediaries") for services they provide respecting the fund to current and prospective variable contract owners and qualified plan participants. These services may include providing information about the fund, teleservicing support, and delivering fund documents, among others. These payments may encourage intermediaries participating in the fund to render services to variable contract owners and qualified plan participants, and may also provide incentive for the intermediaries to make the fund's shares available to their current or prospective variable contract owners and qualified plan participants, and therefore promote distribution of the fund's shares.

Neuberger Berman Management Inc. does not receive any separate fees from the fund for making these payments.

Neuberger Berman Advisers Management Trust
Growth Portfolio

If you'd like further details on this fund you can request a free copy of the following documents:

Shareholder Reports — The shareholder reports offer information about the fund's recent performance, including:

- a discussion by the portfolio manager(s) about strategies and market conditions
- fund performance data and financial statements
- portfolio holdings

Statement of Additional Information (SAI) — The SAI contains more comprehensive information on this fund, including:

- various types of securities and practices, and their risks
- investment limitations and additional policies
- information about the fund's management and business structure

The SAI is hereby incorporated by reference into this prospectus, making it legally part of the prospectus.

Investment manager: **Neuberger Berman Management Inc.**
Sub-adviser: **Neuberger Berman, LLC**

Obtaining Information

You can obtain a shareholder report, SAI, and other information from your investment provider, or from:

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
800-877-9700
212-476-8800

Web site: www.nb.com
Email: fundinquiries@nb.com

You can also request copies of this information from the SEC for the cost of a duplicating fee by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington DC 20549-0102. They are also available from the EDGAR Database on the SEC's website at www.sec.gov.

You may also view and copy the documents at the SEC's Public Reference Room in Washington. Call 202-942-8090 for information about the operation of the Public Reference Room.


NEUBERGER BERMAN

A Lehman Brothers Company

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
Shareholder Services
800.877.9700
Institutional Services
800.366.6264

www.nb.com

A0065 05/04 SEC file number: 811-4255

NEUBERGER | BERMAN

A Lehman Brothers Company

PROSPECTUS April 30, 2004

Neuberger Berman

Advisers Management Trust

I CLASS SHARES

Guardian Portfolio

These securities, like the securities of all mutual funds, have not been approved or disapproved by the Securities and Exchange Commission, and the Securities and Exchange Commission has not determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Neuberger Berman

Contents

ADVISERS MANAGEMENT TRUST

YOUR INVESTMENT

THIS PORTFOLIO:

- is offered to life insurance companies to serve as an investment vehicle under their variable annuity and variable life insurance contracts and is also offered to qualified pension and retirement plans
- is designed for investors with long-term goals in mind
- offers you the opportunity to participate in financial markets through a professionally managed stock portfolio
- carries certain risks, including the risk that you could lose money if fund shares are worth less than what you paid. This prospectus discusses principal risks of investment in fund shares. These and other risks are discussed in detail in the Statement of Additional Information (see back cover). If you are buying a variable contract or qualified plan, you should also read the contract's prospectus
- is a mutual fund, not a bank deposit, and is not guaranteed or insured by the FDIC or any other government agency

The "Neuberger Berman" name and logo are registered service marks of Neuberger Berman, LLC. "Neuberger Berman Management Inc." and the individual fund name in this prospectus are either service marks or registered service marks of Neuberger Berman Management Inc.© 2004 Neuberger Berman Management Inc. All rights reserved.

Neuberger Berman

Advisers Management Trust Guardian Portfolio (Class I)



GOAL & STRATEGY

The fund seeks long-term growth of capital; current income is a secondary goal.

To pursue these goals, the fund invests mainly in common stocks of mid- to large-capitalization companies. The fund seeks to reduce risk by investing across many different industries. The managers employ a research driven and valuation sensitive approach to stock selection. They seek to identify stocks in well-positioned businesses that they believe are undervalued in the market. They look for solid balance sheets, strong management teams with a track record of success, good cash flow, the prospect for above average earnings growth, and other valuation-related factors.

The managers follow a disciplined selling strategy and may sell a stock when it reaches a target price, fails to perform as expected, or when other opportunities appear more attractive.

The fund has the ability to change its goal without shareholder approval, although it does not currently intend to do so.

Through active trading, the fund may have a high portfolio turnover rate, which can mean lower performance due to increased brokerage costs.

➲ *Mid- and Large-Cap Stocks*

Mid-cap stocks have historically performed more like small-caps than like large-caps. Their prices can rise and fall substantially, although many have the potential to offer attractive long-term returns.

Large-cap companies are usually well established. Compared to mid-cap companies, they may be less responsive to change, but their returns have sometimes led those of mid-cap companies, often with lower volatility.

➲ *Value Investing*

At any given time, there are companies whose stock prices are below the market average, based on earnings, book value, or other financial measures. The value investor examines these companies, searching for those that may rise in price when other investors realize their worth.



MAIN RISKS

Most of the fund's performance depends on what happens in the stock market. The market's behavior is unpredictable, particularly in the short term. The value of your investment will rise and fall, sometimes sharply, and you could lose money.

To the extent that the fund emphasizes mid- or large-cap stocks, it takes on the associated risks. Mid-cap stocks tend to be more volatile than large-cap stocks and are usually more sensitive to economic, political, regulatory and market factors. At any given time, one or both groups of stocks may be out of favor with investors.

With a value approach, there is also the risk that stocks may remain undervalued during a given period. This may happen because value stocks as a category lose favor with investors compared to growth stocks or because of a failure to anticipate which stocks or industries would benefit from changing market or economic conditions.

Other Risks

The fund may use certain practices and securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. In using certain derivatives to gain stock market exposure for excess cash holdings, the fund increases its risk of loss.

Although they may add diversification, foreign securities can be riskier, because foreign markets tend to be more volatile and currency exchange rates fluctuate. There may be less information available about foreign issuers than about domestic issuers.

When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the fund avoid losses but may mean lost opportunities.



PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time and compares the return with one or more measures of market performance. This information is based on past performance; it's not a prediction of future results. The performance information does not reflect insurance product or qualified plan expenses. If they were reflected, returns would be less than those shown.

Year-by-Year % Returns as of 12/31 each year



1994 '95 '96 '97 '98 '99 '00 '01 '02 '03
31.67
14.93
1.13
-1.51
-26.45
31.76

Best quarter: Q1 '98, 31.76%
Worst quarter: Q3 '98, -22.27%

Average Annual Total % Returns as of 12/31/2003

	1 Year	5 Years	Since Inception 11/3/1997
Guardian Portfolio - Class I	31.76	2.10	7.22
S&P 500 Index	28.67	-0.57	4.73
Russell 1000 Value Index	30.03	3.56	6.57

Index Descriptions:
The S&P 500 is an unmanaged index of U.S. stocks.
The Russell 1000 Value Index is an unmanaged index of U.S. mid- and large-cap value stocks.

➲ *Performance Measures*

The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price. The figures assume that all distributions were reinvested in fund shares and include all fund expenses.

As a frame of reference, the table includes broad-based indexes of the entire U.S. equity market and of the portion of the market the fund focuses on. The fund's performance figures include all of its expenses; the indexes do not include costs of investment.

Because the fund had a policy of investing mainly in large-cap stocks prior to December 2002, its performance during those times might have been different if current policies had been in effect.



INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds. You may, however, have additional expenses in connection with your insurance contract or qualified plan.

The table that follows shows the estimated operating expenses paid each year by the fund. Actual expenses paid by the fund may vary from year to year. You may participate in the fund through a variable annuity contract or variable life insurance policy (variable contract) or through a qualified pension plan. If you participate through a variable contract, it is a contract between you and the issuing life insurance company. The fund is not a party to that variable contract, but is merely an investment option made available to you by your insurance company under the variable contract. The fees and expenses of the fund are not fixed or specified under the terms of your variable contract. The table does not include expenses and charges that are, or may be, imposed under your variable contract. If such expenses and charges were included, your costs would be higher. For information on these charges, please refer to the applicable variable contract prospectus, prospectus summary or disclosure statement. If you participate through a qualified pension plan, the table does not reflect direct expenses of the plan, and you should consult your plan administrator for more information.

Fee Table

Shareholder Fees		None
Annual operating expenses (% of average net assets)*		
These are deducted from fund assets, so you pay them indirectly.		
	Management fees	0.85
Plus:	Distribution (12b-1) fees	None
	Other expenses	0.13
Equals:	Total annual operating expenses	0.98

Expense Example

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the fee table to the left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

	1 Year	3 Years	5 Years	10 Years
Expenses	$100	$312	$542	$1,201

** The figures in the table are based on last year's expenses.*



MANAGEMENT

Arthur Moretti is a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC. Moretti joined each firm in 2001 and has managed the fund since December 2002. He was a portfolio manager and fund analyst at two other firms since 1991.

Ingrid S. Dyott is a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC. She has been an associate manager of the fund since December 2003 and has been a portfolio manager at Neuberger Berman since 1997. She was a research analyst and the project director for a social research group from 1995 to 1997.

Sajjad S. Ladiwala is a Vice President of Neuberger Berman Management Inc. and Neuberger Berman, LLC. He has been an associate manager of the fund since December 2003. He held various positions as a financial analyst at two other firms since 1994.

Neuberger Berman Management Inc. is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the Neuberger Berman affiliates manage over $70.5 billion in total assets (as of 12/31/2003) and continue an asset management history that began in 1939. For the 12 months ended 12/31/2003, the management/administration fees paid to Neuberger Berman Management Inc. were 0.85% of average net assets.



FINANCIAL HIGHLIGHTS[1]

Year Ended December 31,		1999	2000	2001	2002	**2003**
Per-share data ($)						
Data apply to a single share throughout each year indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed.						
	Share price (NAV) at beginning of year	13.84	15.85	15.93	14.64	**10.70**
Plus:	Income from investment operations					
	Net investment income	0.09	0.09	0.11	0.10	**0.03**
	Net gains/losses - realized and unrealized	1.97	0.08[2]	(0.33)	(3.95)	**3.36**
	Subtotal: income from investment operations	2.06	0.17	(0.22)	(3.85)	**3.39**
Minus:	Distributions to shareholders					
	Income dividends	0.05	0.09	0.07	0.09	**0.11**
	Capital gain distributions	-	-	1.00	-	**-**
	Subtotal: distributions to shareholders	0.05	0.09	1.07	0.09	**0.11**
Equals:	Share price (NAV) at end of year	15.85	15.93	14.64	10.70	**13.98**
Ratios (% of average net assets)						
The ratios show the fund's expenses and net investment income, as they actually are as well as how they would have been if certain expense reimbursement/repayment and waiver and/or offset arrangements had not been in effect.						
Net expenses - actual		1.00	1.00	0.99	0.98	**0.97**
Gross expenses[3]		0.98	0.99	0.97	-	**0.98**
Expenses[4]		1.00	1.00	0.99	0.98	**0.97**
Net investment income - actual		0.61	0.57	0.74	0.81	**0.25**
Other data						
Total return shows how an investment in the fund would have performed over each year, assuming all distributions were reinvested. The turnover rate reflects how actively the fund bought and sold securities.						
Total return (%)[5]		14.93	1.13	(1.51)	(26.45)	**31.76**
Net assets at end of year (in millions of dollars)		121.1	131.1	190.8	140.3	**169.2**
Portfolio turnover rate (%)		107	124	79	147	**58**

The above figures have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).

[1] Reflects income and expenses, including the fund's proportionate share of AMT Guardian Investment's income and expenses through April 30, 2000 under the prior master/feeder structure.

[2] May not accord with the change in aggregate gains and losses in securities for the year because of the timing of sales and repurchases of fund shares in relation to fluctuating market values of the fund.

[3] Shows what this ratio would have been if there had been no expense reimbursement/repayment and/or waiver of investment management fee.

[4] Shows what this ratio would have been if there had been no expense offset arrangements.

[5] Does not reflect charges and other expenses that apply to the separate account or the related insurance policies. Qualified plans that are direct shareholders of the fund are not affected by insurance related expenses.

⊙ BUYING AND SELLING FUND SHARES

The fund described in this prospectus is designed for use with certain variable insurance contracts and qualified plans. Because shares of the fund are held by the insurance company or qualified plans involved, you will need to follow the instructions provided by your insurance company or qualified plan for matters involving allocations to this fund.

Under certain circumstances, the fund reserves the right to:

- suspend the offering of shares
- reject any exchange or investment order
- satisfy an order to sell fund shares with securities rather than cash, for certain very large orders
- change, suspend, or revoke the exchange privilege
- suspend or postpone the redemption of shares on days when trading on the New York Stock Exchange is restricted, or as otherwise permitted by the SEC

The exchange privilege can be withdrawn from any investor that Neuberger Berman Management Inc. believes is trying to "time the market" or is otherwise making exchanges that Neuberger Berman Management Inc. believes to be excessive. Frequent exchanges can interfere with fund management and affect costs and performance for other shareholders. Neuberger Berman Management Inc. may seek the cooperation of insurance companies or qualified plan administrators in attempting to limit excessive exchanges by variable contract owners or qualified plan participants and the fund will also cooperate with efforts by insurance companies and plan administrators to limit excessive exchanges in their products. In its efforts to limit excessive exchanges, it is the fund's policy to limit excessive exchanges in a manner that applies to all investors consistently with no favorable treatment to any individual or group; however, there can be no assurance that the fund or Neuberger Berman Management Inc. will eliminate all excessive short-term trading or apply its policies to all shareholders consistently since the fund and Neuberger Berman Management Inc. do not deal directly with variable contract owners or planned participants.

Because the fund is offered to different insurance companies and for different types of variable contracts — annuities, life insurance and qualified plans, groups with different interests will share the fund. Due to differences of tax treatment and other considerations among these shareholders, it is possible (although not likely) that the interests of the shareholders might sometimes be in conflict. For these reasons, the trustees of the fund watch for the existence of any material irreconcilable conflicts and will determine what action, if any, should be taken in the event of a conflict. If there is a conflict, it is possible that to resolve it, one or more insurance company separate accounts or qualified plans might be compelled to withdraw its investment in the fund. While this might resolve the conflict, it also might force the fund to sell securities at disadvantageous prices.

⊙ SHARE PRICES

When you buy and sell shares of the fund, the share price is the fund's net asset value per share.

The fund is open for business every day the New York Stock Exchange is open. The Exchange is closed on all national holidays and Good Friday; fund shares will not be priced on those days. In general, every buy or sell request you place will go through at the next share price to be calculated after your request has been accepted; check with your insurance company or qualified plan administrator to find out by what time your transaction request must be received in order to be processed the same day. The fund normally calculates its share price as of the end of regular trading on the Exchange on business days, usually 4:00 p.m. Eastern Time. Depending on when your insurance company or qualified plan accepts transaction requests, it's possible that the fund's share price could change on days when you are unable to buy or sell shares. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by the fund could change on days when you can't buy or sell fund shares. The fund's share price, however, will not change until the next time it is calculated.

➲ *Share Price Calculations*

The fund's share price is the total value of its assets minus its liabilities, divided by the total number of shares. Because the value of the fund's securities changes every day, the share price usually changes as well.

The fund values equity securities by using market prices, and values debt securities using bid quotations from independent pricing services or principal market markers. The fund may value short-term securities with remaining maturities of less than 60 days at cost; these values, when combined with interest earned, approximate market value.

In certain cases, events that occur after markets have closed may render certain prices unreliable or reliable market quotes may not be available. When the fund believes a market price does not reflect a security's true value, the fund may substitute for the market price a fair-value estimate derived through methods approved by its trustees. The fund may also use these methods to value certain types of illiquid securities.

Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by a fund could change on days when you can't buy or sell fund shares. Remember, though, any purchase or sale takes place at the next share price calculated after your order is accepted.

⊙ FUND STRUCTURE

While Neuberger Berman Management Inc. and Neuberger Berman, LLC may serve as the adviser or sub-adviser of other mutual funds that have similar names, goals, and strategies as the fund, there may be certain differences between the fund and these other mutual funds in matters such as size, cash flow patterns and tax matters, among others. As a result, there could also be differences in performance.

The fund uses a "multiple class" structure. The fund offers Class I and Class S Shares that have identical investment programs but different arrangements for distribution and shareholder servicing and, consequently, different expenses. This prospectus relates only to Class I shares of the fund.

⊙ DISTRIBUTIONS AND TAXES

The information below is only a summary of some of the important federal tax considerations generally affecting the fund and its shareholders; for a more detailed discussion, request a copy of the Statement of Additional Information. Also, you may want to consult your tax professional. Everyone's tax situation is different, and your professional should be able to help you answer any questions you may have.

Distributions — The fund pays out to shareholders of record any net income and net capital gains. Ordinarily, the fund makes distributions once a year in October. All dividends and other distributions received by shareholders of record are automatically reinvested in fund shares.

How distributions and transactions are taxed — Dividends and other distributions made by the fund, as well as transactions in fund shares, are taxable, if at all, to the extent described in your qualified plan documentation or variable contract prospectus. Consult it for more information.

Other tax-related considerations — The fund intends to qualify as a regulated investment company for federal income tax purposes by satisfying the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended ("Code"). As a qualified regulated investment company, the fund is generally not subject to federal income tax on its ordinary income and net realized capital gain that is distributed. It is the fund's intention to distribute all such income and gains.

Because the fund is offered through certain variable insurance contracts and qualified plans, it is subject to special diversification standards beyond those that normally apply to regulated investment companies. If the underlying assets of the fund fail to meet the special standards, you could be subject to adverse tax consequences - for example, some of the income earned by the fund could generate a current tax liability. Accordingly, the fund intends to comply with the diversification requirements of Section 817(h) of the Code for variable contracts so that owners of these contracts should not be subject to federal tax on distribution of dividends and income from the fund to the insurance company's separate accounts. Under the relevant regulations, a fund is deemed adequately diversified if (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of such value is represented by any two investments; (iii) no more than 80% of such value is represented by any three investments; and (iv) no more than 90% of such value is represented by any four investments. For purposes of these regulations all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer. It is possible that complying with these requirements may at times call for decisions that would somewhat reduce investment performance.

In unusual circumstances, there may be a risk to you of special tax liabilities from an investment in the fund.

The foregoing is only a summary of some of the important federal income tax considerations generally affecting the fund and you. Please refer to the Statement of Additional Information for more information about the tax status of the fund. You should consult the prospectus for your variable contract or with your tax adviser for information regarding taxes applicable to the variable contract.

➲ *Insurance and Qualified Plan Expenses*

The fees and policies outlined in this prospectus are set by the fund and by Neuberger Berman Management Inc. The fee information here does not include the fees and expenses charged by your insurance company under your variable contract or your qualified plan; for those fees, you will need to see the prospectus for your variable contract or your qualified plan documentation.

➲ *Distribution and Services*

The fund has a non-fee distribution plan that recognizes that Neuberger Berman Management Inc. may use its own resources, including revenues from fees paid to Neuberger Berman from the fund, to pay expenses for services primarily intended to result in distribution of fund shares.

Neuberger Berman Management Inc. may also pay insurance companies or their affiliates and qualified plan administrators ("intermediaries") for services they provide respecting the fund to current and prospective variable contract owners and qualified plan participants. These services may include providing information about the fund, teleservicing support, and delivering fund documents, among others. These payments may encourage intermediaries participating in the fund to render services to variable contract owners and qualified plan participants, and may also provide incentive for the intermediaries to make the fund's shares available to their current or prospective variable contract owners and qualified plan participants, and therefore promote distribution of the fund's shares.

Neuberger Berman Management Inc. does not receive any separate fees from the fund for making these payments.

Neuberger Berman Advisers Management Trust
Guardian Portfolio (Class I)

If you'd like further details on this fund you can request a free copy of the following documents:

Shareholder Reports — The shareholder reports offer information about the fund's recent performance, including:

- a discussion by the portfolio manager(s) about strategies and market conditions
- fund performance data and financial statements
- portfolio holdings

Statement of Additional Information (SAI) — The SAI contains more comprehensive information on this fund, including:

- various types of securities and practices, and their risks
- investment limitations and additional policies
- information about the fund's management and business structure

The SAI is hereby incorporated by reference into this prospectus, making it legally part of the prospectus.

Investment manager: **Neuberger Berman Management Inc.**
Sub-adviser: **Neuberger Berman, LLC**

➲ *Obtaining Information*

You can obtain a shareholder report, SAI, and other information from your investment provider, or from:

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
800-877-9700
212-476-8800

Web site: www.nb.com
Email: fundinquiries@nb.com

You can also request copies of this information from the SEC for the cost of a duplicating fee by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington DC 20549-0102. They are also available from the EDGAR Database on the SEC's website at www.sec.gov.

You may also view and copy the documents at the SEC's Public Reference Room in Washington. Call 202-942-8090 for information about the operation of the Public Reference Room.

A0068 05/04 SEC file number: 811-4255


NEUBERGER BERMAN

A Lehman Brothers Company

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
Shareholder Services
800.877.9700
Institutional Services
800.366.6264

www.nb.com

NEUBERGER | BERMAN

A Lehman Brothers Company

PROSPECTUS April 30, 2004

Neuberger Berman

Advisers Management Trust

S CLASS SHARES

Guardian Portfolio

These securities, like the securities of all mutual funds, have not been approved or disapproved by the Securities and Exchange Commission, and the Securities and Exchange Commission has not determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Neuberger Berman

Contents

ADVISERS MANAGEMENT TRUST

YOUR INVESTMENT

THIS PORTFOLIO:

- is offered to life insurance companies to serve as an investment vehicle under their variable annuity and variable life insurance contracts and is also offered to qualified pension and retirement plans
- is designed for investors with long-term goals in mind
- offers you the opportunity to participate in financial markets through a professionally managed stock portfolio
- carries certain risks, including the risk that you could lose money if fund shares are worth less than what you paid. This prospectus discusses principal risks of investment in fund shares. These and other risks are discussed in detail in the Statement of Additional Information (see back cover). If you are buying a variable contract or qualified plan, you should also read the contract's prospectus
- is a mutual fund, not a bank deposit, and is not guaranteed or insured by the FDIC or any other government agency

The "Neuberger Berman" name and logo are registered service marks of Neuberger Berman, LLC. "Neuberger Berman Management Inc." and the individual fund name in this prospectus are either service marks or registered service marks of Neuberger Berman Management Inc.© 2004 Neuberger Berman Management Inc. All rights reserved.

Neuberger Berman

Advisers Management Trust Guardian Portfolio (Class S)



GOAL & STRATEGY

The fund seeks long-term growth of capital; current income is a secondary goal.

To pursue these goals, the fund invests mainly in common stocks of mid- to large-capitalization companies. The fund seeks to reduce risk by investing across many different industries. The managers employ a research driven and valuation sensitive approach to stock selection. They seek to identify stocks in well-positioned businesses that they believe are undervalued in the market. They look for solid balance sheets, strong management teams with a track record of success, good cash flow, the prospect for above average earnings growth, and other valuation-related factors.

The managers follow a disciplined selling strategy and may sell a stock when it reaches a target price, fails to perform as expected, or when other opportunities appear more attractive.

The fund has the ability to change its goal without shareholder approval, although it does not currently intend to do so.

Through active trading, the fund may have a high portfolio turnover rate, which can mean lower performance due to increased brokerage costs.

➲ *Mid- and Large-Cap Stocks*

Mid-cap stocks have historically performed more like small-caps than like large-caps. Their prices can rise and fall substantially, although many have the potential to offer attractive long-term returns.

Large-cap companies are usually well established. Compared to mid-cap companies, they may be less responsive to change, but their returns have sometimes led those of mid-cap companies, often with lower volatility.

➲ *Value Investing*

At any given time, there are companies whose stock prices are below the market average, based on earnings, book value, or other financial measures. The value investor examines these companies, searching for those that may rise in price when other investors realize their worth.



MAIN RISKS

Most of the fund's performance depends on what happens in the stock market. The market's behavior is unpredictable, particularly in the short term. The value of your investment will rise and fall, sometimes sharply, and you could lose money.

To the extent that the fund emphasizes mid- or large-cap stocks, it takes on the associated risks. Mid-cap stocks tend to be more volatile than large-cap stocks and are usually more sensitive to economic, political, regulatory and market factors. At any given time, one or both groups of stocks may be out of favor with investors.

With a value approach, there is also the risk that stocks may remain undervalued during a given period. This may happen because value stocks as a category lose favor with investors compared to growth stocks or because of a failure to anticipate which stocks or industries would benefit from changing market or economic conditions.

Other Risks

The fund may use certain practices and securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. In using certain derivatives to gain stock market exposure for excess cash holdings, the fund increases its risk of loss.

Although they may add diversification, foreign securities can be riskier, because foreign markets tend to be more volatile and currency exchange rates fluctuate. There may be less information available about foreign issuers than about domestic issuers.

When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the fund avoid losses but may mean lost opportunities.



PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time and compares the return with one or more measures of market performance. This information is based on past performance; it's not a prediction of future results. The performance information does not reflect insurance product or qualified plan expenses. If they were reflected, returns would be less than those shown.

Year-by-Year % Returns as of 12/31 each year*



1994 '95 '96 '97 '98 '99 '00 '01 '02 '03
31.67
14.93
1.13
-1.51
-26.52
31.39

Best quarter: Q1 '98, 31.76%
Worst quarter: Q3 '98, -22.27%

Average Annual Total % Returns as of 12/31/2003*

	1 Year	5 Years	Since Inception 11/3/1997
Guardian Portfolio - Class S	31.39	2.02	7.15
S&P 500 Index	28.67	-0.57	4.73
Russell 1000 Value Index	30.03	3.56	6.57

Index Descriptions:
The S&P 500 is an unmanaged index of U.S. stocks.
The Russell 1000 Value Index is an unmanaged index of U.S. mid- and large-cap value stocks.

** Through 5/1/2000, Advisers Management Trust Guardian Portfolio was organized as a feeder fund in a master/feeder, rather than a multiple class, structure. Performance shown for the periods from 11/3/1997 to 5/1/2000 is that of the predecessor feeder fund, which had an identical investment program and the same expenses as Advisers Management Trust Guardian Portfolio. Because Class S shares of the fund commenced operations on August 2, 2002, performance from the beginning of the measurement period shown above to 8/2/2002 is that of fund's Class I shares. Class I shares are not offered in this prospectus.*

➲ *Performance Measures*

The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price. The figures assume that all distributions were reinvested in fund shares and include all fund expenses.

As a frame of reference, the table includes broad-based indexes of the entire U.S. equity market and of the portion of the market the fund focuses on. The fund's performance figures include all of its expenses; the indexes do not include costs of investment.

Because the fund had a policy of investing mainly in large-cap stocks prior to December 2002, its performance during those times might have been different if current policies had been in effect.



INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds. You may, however, have additional expenses in connection with your insurance contract or qualified plan.

The table that follows shows the estimated operating expenses paid each year by the fund. Actual expenses paid by the fund may vary from year to year. You may participate in the fund through a variable annuity contract or variable life insurance policy (variable contract) or through a qualified pension plan. If you participate through a variable contract, it is a contract between you and the issuing life insurance company. The fund is not a party to that variable contract, but is merely an investment option made available to you by your insurance company under the variable contract. The fees and expenses of the fund are not fixed or specified under the terms of your variable contract. The table does not include expenses and charges that are, or may be, imposed under your variable contract. If such expenses and charges were included, your costs would be higher. For information on these charges, please refer to the applicable variable contract prospectus, prospectus summary or disclosure statement. If you participate through a qualified pension plan, the table does not reflect direct expenses of the plan, and you should consult your plan administrator for more information.

Fee Table

Shareholder Fees		None
Annual operating expenses (% of average net assets)*		
These are deducted from fund assets, so you pay them indirectly.		
	Management fees	0.85
Plus:	Distribution (12b-1) fees	0.25
	Other expenses	0.12
Equals:	Total annual operating expenses	1.22

Expense Example

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the fee table to the left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

	1 Year	3 Years	5 Years	10 Years
Expenses	$124	$387	$670	$1,477

** The figures in the table are based on last year's expenses.*



MANAGEMENT

Arthur Moretti is a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC. Moretti joined each firm in 2001 and has managed the fund since December 2002. He was a portfolio manager and fund analyst at two other firms since 1991.

Ingrid S. Dyott is a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC. She has been an associate manager of the fund since December 2003 and has been a portfolio manager at Neuberger Berman since 1997. She was a research analyst and the project director for a social research group from 1995 to 1997.

Sajjad S. Ladiwala is a Vice President of Neuberger Berman Management Inc. and Neuberger Berman, LLC. He has been an associate manager of the fund since December 2003. He held various positions as a financial analyst at two other firms since 1994.

Neuberger Berman Management Inc. is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the Neuberger Berman affiliates manage over $70.5 billion in total assets (as of 12/31/2003) and continue an asset management history that began in 1939. For the 12 months ended 12/31/2003, the management/administration fees paid to Neuberger Berman Management Inc. were 0.85% of average net assets.



FINANCIAL HIGHLIGHTS

Year Ended December 31,		2002[1]	**2003**
Per-share data ($)			
Data apply to a single share throughout the period indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed.			
	Share price (NAV) at beginning of period	11.23	**10.69**
Plus:	Income from investment operations		
	Net investment income	0.03	**0.00**
	Net gains/losses - realized and unrealized	(0.57)	**3.35**
	Subtotal: income from investment operations	(0.54)	**3.35**
Minus:	Distributions to shareholders		
	Income dividends	-	**0.02**
Equals:	Share price (NAV) at end of period	10.69	**14.02**
Ratios (% of average net assets)			
The ratios show the fund's expenses and net investment income, as they actually are as well as how they would have been if certain expense waiver and/or offset arrangements had not been in effect.			
Net expenses - actual		1.24[2]	**1.22**
Gross expenses [3]		-	**1.22**
Expenses[4]		1.24[2]	**1.22**
Net investment income - actual		0.63[2]	**0.02**
Other data			
Total return shows how an investment in the fund would have performed over the period, assuming all distributions were reinvested. The turnover rate reflects how actively the fund bought and sold securities.			
Total return(%)[5]		(4.81)[6]	**31.39**
Net assets at end of year (in millions of dollars)		0.1	**0.1**
Portfolio turnover rate (%)		147	**58**

The above figures have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).

[1] *Period from 8/2/2002 (beginning of operations) to 12/31/2002.*

[2] *Annualized.*

[3] *Shows what this ratio would have been if there had been no waiver of investment management fee.*

[4] *Shows what this ratio would have been if there had been no expense offset arrangements.*

[5] *Does not reflect charges and other expenses that apply to the separate account or the related insurance policies. Qualified plans that are direct shareholders of the fund are not affected by insurance related expenses.*

[6] *Not annualized.*

⊙ BUYING AND SELLING FUND SHARES

The fund described in this prospectus is designed for use with certain variable insurance contracts and qualified plans. Because shares of the fund are held by the insurance company or qualified plans involved, you will need to follow the instructions provided by your insurance company or qualified plan for matters involving allocations to this fund.

Under certain circumstances, the fund reserves the right to:

- suspend the offering of shares
- reject any exchange or investment order
- satisfy an order to sell fund shares with securities rather than cash, for certain very large orders
- change, suspend, or revoke the exchange privilege
- suspend or postpone the redemption of shares on days when trading on the New York Stock Exchange is restricted, or as otherwise permitted by the SEC

The exchange privilege can be withdrawn from any investor that Neuberger Berman Management Inc. believes is trying to "time the market" or is otherwise making exchanges that Neuberger Berman Management Inc. believes to be excessive. Frequent exchanges can interfere with fund management and affect costs and performance for other shareholders. Neuberger Berman Management Inc. may seek the cooperation of insurance companies or qualified plan administrators in attempting to limit excessive exchanges by variable contract owners or qualified plan participants and the fund will also cooperate with efforts by insurance companies and plan administrators to limit excessive exchanges in their products. In its efforts to limit excessive exchanges, it is the fund's policy to limit excessive exchanges in a manner that applies to all investors consistently with no favorable treatment to any individual or group; however, there can be no assurance that the fund or Neuberger Berman Management Inc. will eliminate all excessive short-term trading or apply its policies to all shareholders consistently since the fund and Neuberger Berman Management Inc. do not deal directly with variable contract owners or planned participants.

Because the fund is offered to different insurance companies and for different types of variable contracts — annuities, life insurance and qualified plans, groups with different interests will share the fund. Due to differences of tax treatment and other considerations among these shareholders, it is possible (although not likely) that the interests of the shareholders might sometimes be in conflict. For these reasons, the trustees of the fund watch for the existence of any material irreconcilable conflicts and will determine what action, if any, should be taken in the event of a conflict. If there is a conflict, it is possible that to resolve it, one or more insurance company separate accounts or qualified plans might be compelled to withdraw its investment in the fund. While this might resolve the conflict, it also might force the fund to sell securities at disadvantageous prices.

⊙ SHARE PRICES

When you buy and sell shares of the fund, the share price is the fund's net asset value per share.

The fund is open for business every day the New York Stock Exchange is open. The Exchange is closed on all national holidays and Good Friday; fund shares will not be priced on those days. In general, every buy or sell request you place will go through at the next share price to be calculated after your request has been accepted; check with your insurance company or qualified plan administrator to find out by what time your transaction request must be received in order to be processed the same day. The fund normally calculates its share price as of the end of regular trading on the Exchange on business days, usually 4:00 p.m. Eastern Time. Depending on when your insurance company or qualified plan accepts transaction requests, it's possible that the fund's share price could change on days when you are unable to buy or sell shares. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by the fund could change on days when you can't buy or sell fund shares. The fund's share price, however, will not change until the next time it is calculated.

➲ *Share Price Calculations*

The fund's share price is the total value of its assets minus its liabilities, divided by the total number of shares. Because the value of the fund's securities changes every day, the share price usually changes as well.

The fund values equity securities by using market prices, and values debt securities using bid quotations from independent pricing services or principal market markers. The fund may value short-term securities with remaining maturities of less than 60 days at cost; these values, when combined with interest earned, approximate market value.

In certain cases, events that occur after markets have closed may render certain prices unreliable or reliable market quotes may not be available. When the fund believes a market price does not reflect a security's true value, the fund may substitute for the market price a fair-value estimate derived through methods approved by its trustees. The fund may also use these methods to value certain types of illiquid securities.

Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by a fund could change on days when you can't buy or sell fund shares. Remember, though, any purchase or sale takes place at the next share price calculated after your order is accepted.

⊙ FUND STRUCTURE

While Neuberger Berman Management Inc. and Neuberger Berman, LLC may serve as the adviser or sub-adviser of other mutual funds that have similar names, goals, and strategies as the fund, there may be certain differences between the fund and these other mutual funds in matters such as size, cash flow patterns and tax matters, among others. As a result, there could also be differences in performance.

The fund uses a "multiple class" structure. The fund offers Class I and Class S Shares that have identical investment programs but different arrangements for distribution and shareholder servicing and, consequently, different expenses. This prospectus relates only to Class S shares of the fund.

⊙ DISTRIBUTIONS AND TAXES

The information below is only a summary of some of the important federal tax considerations generally affecting the fund and its shareholders; for a more detailed discussion, request a copy of the Statement of Additional Information. Also, you may want to consult your tax professional. Everyone's tax situation is different, and your professional should be able to help you answer any questions you may have.

Distributions — The fund pays out to shareholders of record any net income and net capital gains. Ordinarily, the fund makes distributions once a year in October. All dividends and other distributions received by shareholders of record are automatically reinvested in fund shares.

How distributions and transactions are taxed — Dividends and other distributions made by the fund, as well as transactions in fund shares, are taxable, if at all, to the extent described in your qualified plan documentation or variable contract prospectus. Consult it for more information.

Other tax-related considerations — The fund intends to qualify as a regulated investment company for federal income tax purposes by satisfying the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended ("Code"). As a qualified regulated investment company, the fund is generally not subject to federal income tax on its ordinary income and net realized capital gain that is distributed. It is the fund's intention to distribute all such income and gains.

Because the fund is offered through certain variable insurance contracts and qualified plans, it is subject to special diversification standards beyond those that normally apply to regulated investment companies. If the underlying assets of the fund fail to meet the special standards, you could be subject to adverse tax consequences - for example, some of the income earned by the fund could generate a current tax liability. Accordingly, the fund intends to comply with the diversification requirements of Section 817(h) of the Code for variable contracts so that owners of these contracts should not be subject to federal tax on distribution of dividends and income from the fund to the insurance company's separate accounts. Under the relevant regulations, a fund is deemed adequately diversified if (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of such value is represented by any two investments; (iii) no more than 80% of such value is represented by any three investments; and (iv) no more than 90% of such value is represented by any four investments. For purposes of these regulations all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer. It is possible that complying with these requirements may at times call for decisions that would somewhat reduce investment performance.

In unusual circumstances, there may be a risk to you of special tax liabilities from an investment in the fund.

The foregoing is only a summary of some of the important federal income tax considerations generally affecting the fund and you. Please refer to the Statement of Additional Information for more information about the tax status of the fund. You should consult the prospectus for your variable contract or with your tax adviser for information regarding taxes applicable to the variable contract.

➲ *Insurance and Qualified Plan Expenses*

The fees and policies outlined in this prospectus are set by the fund and by Neuberger Berman Management Inc. The fee information here does not include the fees and expenses charged by your insurance company under your variable contract or your qualified plan; for those fees, you will need to see the prospectus for your variable contract or your qualified plan documentation.

➲ *Distribution and Services*

Class S shares of the fund have a Distribution and Shareholder Services Plan (also known as a "12b-1 plan") that provides for payment to Neuberger Berman Management Inc. of a fee in the amount of 0.25% ("12b-1 fee") per year of the fund's assets. The 12b-1 fee compensates Neuberger Berman Management Inc. for distribution and shareholder services to the fund. Because these fees are paid out of the fund's assets on an ongoing basis, these fees will increase the cost of your investment and over time may cost you more than paying other types of sales charges (which the fund does not have).

Neuberger Berman Management Inc. may, in turn, pay all or a portion of the proceeds from the 12b-1 fee to insurance companies or their affiliates and qualified plan administrators ("intermediaries") for services they provide respecting the fund to current and prospective variable contract owners and qualified plan participants that invest in the fund through the intermediaries. These services may include providing information about the fund, teleservicing support, and delivering fund documents, among others. Payment for these services may help promote the sale of the fund's shares. Neuberger Berman Management Inc. may also use its own resources, including revenues from other fees paid to Neuberger Berman Management Inc. from the fund, to pay expenses for services primarily intended to result in the distribution of the fund's shares. Amounts paid to intermediaries may be greater or less than the 12b-1 fee paid to Neuberger Berman Management Inc. under the Distribution and Shareholder Services Plan. These payments may encourage intermediaries participating in the fund to render services to variable contract owners and qualified plan participants, and may also provide incentive for the intermediaries to make the fund's shares available to their current or prospective variable contract owners and qualified plan participants, and therefore promote distribution of the fund's shares.

Neuberger Berman Advisers Management Trust
Guardian Portfolio (Class S)

If you'd like further details on this fund you can request a free copy of the following documents:

Shareholder Reports — The shareholder reports offer information about the fund's recent performance, including:

- a discussion by the portfolio manager(s) about strategies and market conditions
- fund performance data and financial statements
- portfolio holdings

Statement of Additional Information (SAI) — The SAI contains more comprehensive information on this fund, including:

- various types of securities and practices, and their risks
- investment limitations and additional policies
- information about the fund's management and business structure

The SAI is hereby incorporated by reference into this prospectus, making it legally part of the prospectus.

Investment manager: **Neuberger Berman Management Inc.**
Sub-adviser: **Neuberger Berman, LLC**

➲ *Obtaining Information*

You can obtain a shareholder report, SAI, and other information from your investment provider, or from:

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
800-877-9700
212-476-8800

Web site: www.nb.com
Email: fundinquiries@nb.com

You can also request copies of this information from the SEC for the cost of a duplicating fee by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington DC 20549-0102. They are also available from the EDGAR Database on the SEC's website at www.sec.gov.

You may also view and copy the documents at the SEC's Public Reference Room in Washington. Call 202-942-8090 for information about the operation of the Public Reference Room.

C0037 05/04 SEC file number: 811-4255


NEUBERGER BERMAN

A Lehman Brothers Company

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
Shareholder Services
800.877.9700
Institutional Services
800.366.6264

www.nb.com

NEUBERGER | BERMAN

A Lehman Brothers Company

PROSPECTUS April 30, 2004

Neuberger Berman

Advisers Management Trust

S CLASS SHARES

International Portfolio

These securities, like the securities of all mutual funds, have not been approved or disapproved by the Securities and Exchange Commission, and the Securities and Exchange Commission has not determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Neuberger Berman

Contents

ADVISERS MANAGEMENT TRUST

YOUR INVESTMENT

THIS PORTFOLIO:

- is offered to life insurance companies to serve as an investment vehicle under their variable annuity and variable life insurance contracts and is also offered to qualified pension and retirement plans
- is designed for investors with long-term goals in mind
- offers you the opportunity to participate in financial markets through a professionally managed stock portfolio
- carries certain risks, including the risk that you could lose money if fund shares are worth less than what you paid. This prospectus discusses principal risks of investment in fund shares. These and other risks are discussed in detail in the Statement of Additional Information (see back cover). If you are buying a variable contract or qualified plan, you should also read the contract's prospectus
- is a mutual fund, not a bank deposit, and is not guaranteed or insured by the FDIC or any other government agency

The "Neuberger Berman" name and logo are registered service marks of Neuberger Berman, LLC. "Neuberger Berman Management Inc." and the individual fund name in this prospectus are either service marks or registered service marks of Neuberger Berman Management Inc.© 2004 Neuberger Berman Management Inc. All rights reserved.

Neuberger Berman

Advisers Management Trust International Portfolio



GOAL & STRATEGY

The fund seeks long-term growth of capital by investing primarily in common stocks of foreign companies.

To pursue this goal, the fund invests mainly in foreign companies of any size, including companies in developed and emerging industrialized markets. The fund defines a foreign company as one that is organized outside of the United States and conducts the majority of its business abroad.

The fund seeks to reduce risk by diversifying among many industries. Although it has the flexibility to invest a significant portion of its assets in one country or region, it generally intends to remain well-diversified across countries and geographical regions.

In picking stocks, the manager looks for well-managed and profitable companies that show growth potential and whose stock prices are undervalued. Factors in identifying these firms may include strong fundamentals, such as attractive cash flows and balance sheets, as well as prices that are reasonable in light of projected returns. The manager also considers the outlooks for various countries and regions around the world, examining economic, market, social, and political conditions.

The manager follows a disciplined selling strategy and may sell a stock when it reaches a target price, fails to perform as expected, or when other opportunities appear more attractive.

The fund has the ability to change its goal without shareholder approval, although it does not currently intend to do so.

➲ *Foreign Stocks*

There are many promising opportunities for investment outside the United States. These foreign markets often respond to different factors, and therefore tend to follow cycles that are different from each other.

For this reason, many investors put a portion of their portfolios in foreign investments as a way of gaining further diversification. While foreign stock markets can be risky, investors gain an opportunity to add potential long-term growth.

➲ *Growth vs. Value Investing*

Value investors seek stocks trading at below market average prices based on earnings, book value, or other financial measures before other investors discover their worth. Growth investors seek companies that are already successful but may not have reached their full potential.



MAIN RISKS

Most of the fund's performance depends on what happens in international stock markets. The behavior of these markets is unpredictable, particularly in the short term. Although foreign stocks offer added diversification potential, world markets may all react in similar fashion to important economic or political developments. The value of your investment will rise and fall, sometimes sharply, and you could lose money.

Foreign stocks are subject to more risks than comparable U.S. stocks. This is in part because some foreign markets are less developed and foreign governments, economies, laws, tax codes, and securities firms may be less stable. There is also a higher chance that key information will be unavailable, incomplete, or inaccurate. As a result, foreign stocks can fluctuate more widely in price than comparable U.S. stocks, and they may also be less liquid. These risks are generally greater in emerging markets. Over a given period of time, foreign stocks may underperform U.S. stocks —sometimes for years. The fund could also underperform if the managers invest in countries or regions whose economic performance falls short.

Changes in currency exchange rates bring an added dimension of risk. Currency fluctuations could erase investment gains or add to investment losses.

Mid- and small-cap stocks tend to be less liquid and more volatile than large-cap stocks. Any type of stock may underperform any other during a given period.

With a value approach, there is also the risk that stocks may remain undervalued during a given period. This may happen because value stocks as a category lose favor with investors compared to growth stocks or because of a failure to anticipate which stocks or industries would benefit from changing market or economic conditions.

Because the prices of most growth stocks are based on future expectations, these stocks tend to be more sensitive than value stocks to bad economic news and negative earnings surprises. Bad economic news or changing investor perceptions can negatively affect growth stocks across several industries and sectors simultaneously. While the prices of any type of stock can rise and fall rapidly, growth stocks in particular may underperform during periods when the market favors value stocks.

Other Risks

The fund may use certain practices and securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. The fund may use derivatives for hedging and for speculation. Hedging could reduce the fund's losses from currency fluctuations, but could also reduce its gains. In using certain derivatives to gain stock market exposure for excess cash holdings, the fund increases its risk of loss. A derivative instrument could fail to perform as expected. Any speculative investment could cause a loss for the fund.

When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the fund avoid losses but may mean lost opportunities.



PERFORMANCE OF A SIMILAR FUND

Because the fund had not commenced investment operations as of December 31, 2003, it does not have performance to report in this prospectus.

However, the fund has an investment objective, policies, limitations, and strategies substantially similar to those of, and the same manager as another mutual fund managed by Neuberger Berman Management Inc. called the Neuberger Berman International Fund. The bar chart shows how the performance of Investor Class Shares of the Neuberger Berman International Fund has varied from one year to another. The following table shows average annual total returns for the Neuberger Berman International Fund, assuming reinvestment of all distributions, as well as the EAFE Index, which is pertinent to the Neuberger Berman International Fund. This performance information does not reflect insurance product or qualified plan expenses or distribution (12b-1) and services fees. If they were reflected, returns would be less than those shown.

Year-by-Year % Returns as of 12/31 each year


1994 '95 '96 '97 '98 '99 '00 '01 '02 '03
7.88
23.69
11.21
2.35
65.86
-24.36
-18.01
-13.10
43.30

Best quarter: Q4 '99, 43.21%
Worst quarter: Q3 '98, -26.09%

Average Annual Total % Returns as of 12/31/2003

	1 Year	5 Years	Since Inception 6/15/1994
Neuberger Berman International Fund - Investor Class	43.30	5.08	7.14
EAFE Index	39.17	0.26	4.10

Index Descriptions:
The EAFE Index is an unmanaged index of stocks from Europe, Australasia, and the Far East.

➲ *Performance Information*

The performance of Neuberger Berman International Fund reflects that fund's expense ratio, and does not reflect any expenses or charges that apply to variable contracts, qualified plans, or distribution (12b-1) and service fees. Insurance expenses and charges and distribution (12b-1) and service fees would reduce performance. Although the objective, policies, limitations and strategies of the fund are substantially similar to that of Neuberger Berman International Fund, the portfolio is a distinct mutual fund and may have different investment returns, portfolio holdings, and risk/return characteristics than Neuberger Berman International Fund. The historical performance of Neuberger Berman International Fund is not indicative of future performance of the fund.

The performance representation relies on data supplied by Neuberger Berman Management Inc. or derived by Neuberger Berman Management Inc. from statistical services, reports or other sources it believes to be reliable.



INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds. You may, however, have additional expenses in connection with your insurance contract or qualified plan.

The table that follows shows the estimated operating expenses paid each year by the fund. Actual expenses paid by the fund may vary from year to year. You may participate in the fund through a variable annuity contract or variable life insurance policy (variable contract) or through a qualified pension plan. If you participate through a variable contract, it is a contract between you and the issuing life insurance company. The fund is not a party to that variable contract, but is merely an investment option made available to you by your insurance company under the variable contract. The fees and expenses of the fund are not fixed or specified under the terms of your variable contract. The table does not include expenses and charges that are, or may be, imposed under your variable contract. If such expenses and charges were included, your costs would be higher. For information on these charges, please refer to the applicable variable contract prospectus, prospectus summary or disclosure statement. If you participate through a qualified pension plan, the table does not reflect direct expenses of the plan, and you should consult your plan administrator for more information.

Fee Table

Shareholder Fees		None
Annual operating expenses (% of average net assets)*		
These are deducted from fund assets, so you pay them indirectly.		
	Management fees	1.15
Plus:	Distribution (12b-1) fees	0.25
	Other expenses	0.65
Equals:	Total annual operating expenses	2.05
Minus:	Expense reimbursement	0.05
Equals:	Net Expenses	2.00

Expense Example

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the fee table to the left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

	1 Year	3 Years
Expenses	$203	$627

** Neuberger Berman Management Inc. (NBMI) has undertaken through December 31, 2007 to reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 2.00% of the average daily net asset value of the fund. The expense limitation agreement is contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause the fund to exceed its contractual expense limitation. Moreover, NBMI has voluntarily committed to reimburse certain expenses, as stated above, for an additional 0.50% of the average daily net asset value of fund to maintain the fund's net operating expense ratio at 1.50%. NBMI may, at it sole discretion, terminate this voluntary additional reimbursement commitment without notice. The figures in the table are based on a net asset size of $25 million.*



MANAGEMENT

Benjamin Segal is a Vice President of Neuberger Berman Management Inc. and Managing Director of Neuberger Berman, LLC. Segal joined the firm in 1999 and has been the manager since November 2003. Prior to that he was a co-manager since 2000. He was an assistant portfolio manager at another firm from 1997 to 1998. Prior to 1997, he held positions in international finance and consulting.

Neuberger Berman Management Inc. is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the Neuberger Berman affiliates manage over $70.5 billion in total assets (as of 12/31/2003) and continue an asset management history that began in 1939.

The portfolio pays the following fees to Neuberger Berman Management Inc., all expressed as a percentage of the portfolio's average daily net assets: for investment management, 0.85% of the first $250 million; 0.825% of the next $250 million; 0.80% of the next $250 million; 0.775% of the next $250 million; 0.75% of the next $500 million; 0.725% of the next $1 billion; and 0.70% on assets over $2.5 billion; and 0.30% for administration. The portfolio's management agreements are written contracts and may be altered under certain circumstances. Neuberger Berman Management Inc. has agreed to limit the portfolio's expenses when certain annual operating expenses of the portfolio exceed the agreed-upon limit. See the Statement of Additional Information for more details.

⊙ BUYING AND SELLING FUND SHARES

The fund described in this prospectus is designed for use with certain variable insurance contracts and qualified plans. Because shares of the fund are held by the insurance company or qualified plans involved, you will need to follow the instructions provided by your insurance company or qualified plan for matters involving allocations to this fund.

Under certain circumstances, the fund reserves the right to:

- suspend the offering of shares
- reject any exchange or investment order
- satisfy an order to sell fund shares with securities rather than cash, for certain very large orders
- change, suspend, or revoke the exchange privilege
- suspend or postpone the redemption of shares on days when trading on the New York Stock Exchange is restricted, or as otherwise permitted by the SEC

The exchange privilege can be withdrawn from any investor that Neuberger Berman Management Inc. believes is trying to "time the market" or is otherwise making exchanges that Neuberger Berman Management Inc. believes to be excessive. Frequent exchanges can interfere with fund management and affect costs and performance for other shareholders. Neuberger Berman Management Inc. may seek the cooperation of insurance companies or qualified plan administrators in attempting to limit excessive exchanges by variable contract owners or qualified plan participants and the fund will also cooperate with efforts by insurance companies and plan administrators to limit excessive exchanges in their products. In its efforts to limit excessive exchanges, it is the fund's policy to limit excessive exchanges in a manner that applies to all investors consistently with no favorable treatment to any individual or group; however, there can be no assurance that the fund or Neuberger Berman Management Inc. will eliminate all excessive short-term trading or apply its policies to all shareholders consistently since the fund and Neuberger Berman Management Inc. do not deal directly with variable contract owners or planned participants.

Because the fund is offered to different insurance companies and for different types of variable contracts — annuities, life insurance and qualified plans, groups with different interests will share the fund. Due to differences of tax treatment and other considerations among these shareholders, it is possible (although not likely) that the interests of the shareholders might sometimes be in conflict. For these reasons, the trustees of the fund watch for the existence of any material irreconcilable conflicts and will determine what action, if any, should be taken in the event of a conflict. If there is a conflict, it is possible that to resolve it, one or more insurance company separate accounts or qualified plans might be compelled to withdraw its investment in the fund. While this might resolve the conflict, it also might force the fund to sell securities at disadvantageous prices.

⊙ SHARE PRICES

When you buy and sell shares of the fund, the share price is the fund's net asset value per share.

The fund is open for business every day the New York Stock Exchange is open. The Exchange is closed on all national holidays and Good Friday; fund shares will not be priced on those days. In general, every buy or sell request you place will go through at the next share price to be calculated after your request has been accepted; check with your insurance company or qualified plan administrator to find out by what time your transaction request must be received in order to be processed the same day. The fund normally calculates its share price as of the end of regular trading on the Exchange on business days, usually 4:00 p.m. Eastern Time. Depending on when your insurance company or qualified plan accepts transaction requests, it's possible that the fund's share price could change on days when you are unable to buy or sell shares. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by the fund could change on days when you can't buy or sell fund shares. The fund's share price, however, will not change until the next time it is calculated.

➲ *Share Price Calculations*

The fund's share price is the total value of its assets minus its liabilities, divided by the total number of shares. Because the value of the fund's securities changes every day, the share price usually changes as well.

The fund values equity securities by using market prices, and values debt securities using bid quotations from independent pricing services or principal market markers. The fund may value short-term securities with remaining maturities of less than 60 days at cost; these values, when combined with interest earned, approximate market value.

In certain cases, events that occur after markets have closed may render certain prices unreliable or reliable market quotes may not be available. When the fund believes a market price does not reflect a security's true value, the fund may substitute for the market price a fair-value estimate derived through methods approved by its trustees. The fund may also use these methods to value certain types of illiquid securities.

Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by a fund could change on days when you can't buy or sell fund shares. Remember, though, any purchase or sale takes place at the next share price calculated after your order is accepted.

⊙ FUND STRUCTURE

While Neuberger Berman Management Inc. and Neuberger Berman, LLC may serve as the adviser or sub-adviser of other mutual funds that have similar names, goals, and strategies as the fund, there may be certain differences between the fund and these other mutual funds in matters such as size, cash flow patterns and tax matters, among others. As a result, there could also be differences in performance.

⦿ DISTRIBUTIONS AND TAXES

The information below is only a summary of some of the important federal tax considerations generally affecting the fund and its shareholders; for a more detailed discussion, request a copy of the Statement of Additional Information. Also, you may want to consult your tax professional. Everyone's tax situation is different, and your professional should be able to help you answer any questions you may have.

Distributions — The fund pays out to shareholders of record any net income and net capital gains. Ordinarily, the fund makes distributions once a year in October. All dividends and other distributions received by shareholders of record are automatically reinvested in fund shares.

How distributions and transactions are taxed — Dividends and other distributions made by the fund, as well as transactions in fund shares, are taxable, if at all, to the extent described in your qualified plan documentation or variable contract prospectus. Consult it for more information.

Other tax-related considerations — The fund intends to qualify as a regulated investment company for federal income tax purposes by satisfying the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended ("Code"). As a qualified regulated investment company, the fund is generally not subject to federal income tax on its ordinary income and net realized capital gain that is distributed. It is the fund's intention to distribute all such income and gains.

Because the fund is offered through certain variable insurance contracts and qualified plans, it is subject to special diversification standards beyond those that normally apply to regulated investment companies. If the underlying assets of the fund fail to meet the special standards, you could be subject to adverse tax consequences - for example, some of the income earned by the fund could generate a current tax liability. Accordingly, the fund intends to comply with the diversification requirements of Section 817(h) of the Code for variable contracts so that owners of these contracts should not be subject to federal tax on distribution of dividends and income from the fund to the insurance company's separate accounts. Under the relevant regulations, a fund is deemed adequately diversified if (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of such value is represented by any two investments; (iii) no more than 80% of such value is represented by any three investments; and (iv) no more than 90% of such value is represented by any four investments. For purposes of these regulations all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer. It is possible that complying with these requirements may at times call for decisions that would somewhat reduce investment performance.

In unusual circumstances, there may be a risk to you of special tax liabilities from an investment in the fund.

The foregoing is only a summary of some of the important federal income tax considerations generally affecting the fund and you. Please refer to the Statement of Additional Information for more information about the tax status of the fund. You should consult the prospectus for your variable contract or with your tax adviser for information regarding taxes applicable to the variable contract.

➲ *Insurance and Qualified Plan Expenses*

The fees and policies outlined in this prospectus are set by the fund and by Neuberger Berman Management Inc. The fee information here does not include the fees and expenses charged by your insurance company under your variable contract or your qualified plan; for those fees, you will need to see the prospectus for your variable contract or your qualified plan documentation.

➲ *Distribution and Services*

Class S shares of the fund have a Distribution and Shareholder Services Plan (also known as a "12b-1 plan") that provides for payment to Neuberger Berman Management Inc. of a fee in the amount of 0.25% ("12b-1 fee") per year of the fund's assets. The 12b-1 fee compensates Neuberger Berman Management Inc. for distribution and shareholder services to the fund. Because these fees are paid out of the fund's assets on an ongoing basis, these fees will increase the cost of your investment and over time may cost you more than paying other types of sales charges (which the fund does not have).

Neuberger Berman Management Inc. may, in turn, pay all or a portion of the proceeds from the 12b-1 fee to insurance companies or their affiliates and qualified plan administrators ("intermediaries") for services they provide respecting the fund to current and prospective variable contract owners and qualified plan participants that invest in the fund through the intermediaries. These services may include providing information about the fund, teleservicing support, and delivering fund documents, among others. Payment for these services may help promote the sale of the fund's shares. Neuberger Berman Management Inc. may also use its own resources, including revenues from other fees paid to Neuberger Berman Management Inc. from the fund, to pay expenses for services primarily intended to result in the distribution of the fund's shares. Amounts paid to intermediaries may be greater or less than the 12b-1 fee paid to Neuberger Berman Management Inc. under the Distribution and Shareholder Services Plan. These payments may encourage intermediaries participating in the fund to render services to variable contract owners and qualified plan participants, and may also provide incentive for the intermediaries to make the fund's shares available to their current or prospective variable contract owners and qualified plan participants, and therefore promote distribution of the fund's shares.

Neuberger Berman Advisers Management Trust
International Portfolio

If you'd like further details on this fund you can request a free copy of the following documents:

Shareholder Reports — The shareholder reports offer information about the fund's recent performance, including:

- a discussion by the portfolio manager(s) about strategies and market conditions
- fund performance data and financial statements
- portfolio holdings

Statement of Additional Information (SAI) — The SAI contains more comprehensive information on this fund, including:

- various types of securities and practices, and their risks
- investment limitations and additional policies
- information about the fund's management and business structure

The SAI is hereby incorporated by reference into this prospectus, making it legally part of the prospectus.

Investment manager: **Neuberger Berman Management Inc.**
Sub-adviser: **Neuberger Berman, LLC**

➲ ***Obtaining Information***

You can obtain a shareholder report, SAI, and other information from your investment provider, or from:

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
800-877-9700
212-476-8800

Web site: www.nb.com
Email: fundinquiries@nb.com

You can also request copies of this information from the SEC for the cost of a duplicating fee by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington DC 20549-0102. They are also available from the EDGAR Database on the SEC's website at www.sec.gov.

You may also view and copy the documents at the SEC's Public Reference Room in Washington. Call 202-942-8090 for information about the operation of the Public Reference Room.

A0070 05/04 SEC file number: 811-4255


NEUBERGER
BERMAN

A Lehman Brothers Company

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
Shareholder Services
800.877.9700
Institutional Services
800.366.6264

www.nb.com

NEUBERGER | BERMAN

A Lehman Brothers Company

PROSPECTUS April 30, 2004

Neuberger Berman

Advisers Management Trust

I CLASS SHARES

Limited Maturity Bond Portfolio

These securities, like the securities of all mutual funds, have not been approved or disapproved by the Securities and Exchange Commission, and the Securities and Exchange Commission has not determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Neuberger Berman

Contents

ADVISERS MANAGEMENT TRUST

YOUR INVESTMENT

THIS PORTFOLIO:

- is offered to life insurance companies to serve as an investment vehicle under their variable annuity and variable life insurance contracts and is also offered to qualified pension and retirement plans
- is designed for investors with long-term goals in mind
- offers you the opportunity to participate in financial markets through a professionally managed bond portfolio
- carries certain risks, including the risk that you could lose money if fund shares are worth less than what you paid. This prospectus discusses principal risks of investment in fund shares. These and other risks are discussed in detail in the Statement of Additional Information (see back cover). If you are buying a variable contract or qualified plan, you should also read the contract's prospectus
- is a mutual fund, not a bank deposit, and is not guaranteed or insured by the FDIC or any other government agency

The "Neuberger Berman" name and logo are registered service marks of Neuberger Berman, LLC. "Neuberger Berman Management Inc." and the individual fund name in this prospectus are either service marks or registered service marks of Neuberger Berman Management Inc.© 2004 Neuberger Berman Management Inc. All rights reserved.

Neuberger Berman
Advisers Management Trust Limited Maturity Bond Portfolio



GOAL & STRATEGY

The fund seeks the highest available current income consistent with liquidity and low risk to principal; total return is a secondary goal.

To pursue these goals, the fund invests mainly in investment-grade bonds and other debt securities from U.S. government and corporate issuers. These may include mortgage- and asset-backed securities. To enhance yield and add diversification, the fund may invest up to 10% of its net assets in securities that are below investment grade, provided that, at the time of purchase, they are rated at least B by Moody's or Standard & Poor's or, if unrated by either of these, deemed by the investment managers to be of comparable quality. When the managers believe there are attractive opportunities in foreign markets, the fund may also invest in foreign debt securities to enhance yield and/or total return.

The fund seeks to reduce credit risk by diversifying among many issuers and different types of securities. Although it may invest in securities of any maturity, under normal circumstances it maintains an average portfolio duration of four years or less.

The managers monitor national trends in the corporate and government securities markets, as well as a range of economic and financial factors. If particular sectors of the bond market appear relatively inexpensive, the managers may increase the fund's exposure in those sectors and decrease exposure in other sectors. The managers look for securities that appear underpriced compared to securities of similar structure and credit quality. In choosing lower-rated securities, the managers generally look for bonds from issuers whose financial health appears comparatively strong, and that may have their credit ratings raised. The fund may sell securities if the managers find an opportunity they believe is more compelling or if the managers' outlook on the investment or the market changes.

The fund is authorized to change its goals without shareholder approval, although it does not currently intend to do so. The fund normally invests at least 80% of its net assets in bonds and other debt securities. The fund will not alter this policy without providing shareholders at least 60 days' advance notice.

➲ *Duration*

Duration is a measure of a bond investment's sensitivity to changes in interest rates.

Typically, with a 1% change in interest rates, an investment's value may be expected to move in the opposite direction approximately 1% for each year of its duration.

➲ *Bond Ratings*

Most large issuers obtain ratings for their bonds from one or more independent rating agencies, although many bonds of all quality levels remain unrated.

The fund considers bonds rated in the top four categories of credit quality by at least one rating agency (and unrated bonds deemed by the managers to be of comparable quality) to be investment grade. Bonds rated no higher than the fifth or sixth category (BB/Ba or B) are considered non-investment grade. Many of these "junk bonds" are actually issued by reputable companies and offer attractive yields.



MAIN RISKS

Most of the fund's performance depends on what happens in the bond markets. The value of your investment will rise and fall, and you could lose money.

The fund's yield and total return will change with interest rate movements. When interest rates rise, the fund's share price will typically fall. The fund's sensitivity to this interest rate risk will increase with any increase in the fund's duration.

Some debt securities in which the fund may invest allow the issuer to repay them early; these are referred to as "callable securities." Issuers will often repay the obligation underlying a callable security when interest rates are low. Therefore, to the extent the fund holds callable securities and the issuers repay the securities early, the fund may not benefit fully from the increase in value that other debt securities experience when rates decline. In addition, the fund likely would have to reinvest the proceeds of the payoff at then current yields, which will be lower than the yield of the callable security that was paid off.

A downgrade or default affecting any of the fund's securities would affect the fund's performance. Performance could also be affected if unexpected interest rate trends cause the fund's mortgage- or asset-backed securities to be paid off substantially earlier or later than expected. Higher interest rates generally result in slower payoffs, which effectively increase duration and heighten interest rate risk. When interest rates fall, many mortgages are refinanced, and mortgage-backed securities may be repaid early. Thus, the fund may not experience the increase in market value from these securities that normally accompanies a decline in interest rates.

Foreign securities could add to the ups and downs in the fund's share price, because foreign markets tend to be more volatile and currency exchange rates fluctuate.

Over time, the fund may produce lower returns than stock investments and less conservative bond investments. Although the fund's average return has outpaced inflation over the long term, it may not always do so. Your results relative to the rate of inflation will, of course, be affected by any taxes you pay on fund distributions.

Due to the fund's limited duration and the need to sometimes change allocation among sectors, the fund may have a high portfolio turnover rate, which can mean higher taxable distributions and increased transaction costs.

Other Risks

The fund may use certain practices and securities involving additional risks.

The use of certain derivatives to hedge interest rate risk or produce income could affect fund performance if interest rates, or the derivatives, do not perform as expected.

Not all securities issued or guaranteed by U.S. government agencies or instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some are backed by the right of the issuing entity to borrow from the Treasury, while others are supported by the Treasury's discretionary authority to lend to the issuer, and still others are backed only by the issuing entity. The U.S. government securities purchased by the fund may include mortgage-backed securities.

When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goals and invest substantially in high-quality, short-term debt instruments. This could help the fund avoid losses but may mean lost opportunities.



PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time and compares the return with one or more measures of market performance. This information is based on past performance; it's not a prediction of future results. The performance information does not reflect insurance product or qualified plan expenses. If they were reflected, returns would be less than those shown.

Year-by-Year % Returns as of 12/31 each year



1994 '95 '96 '97 '98 '99 '00 '01 '02 '03
-0.15
10.93
4.31
6.74
4.39
1.48
6.78
8.78
5.34
2.42

Best quarter: Q1 '01, 3.53%
Worst quarter: Q1 '94, -1.08%

Average Annual Total % Returns as of 12/31/2003

	1 Year	5 Years	10 Years
Limited Maturity Bond Portfolio	2.42	4.93	5.05
Merrill Lynch 1-3 Year Treasury Index	1.90	5.37	5.68

Index Description:
The Merrill Lynch 1-3 Year Treasury Index is an unmanaged index of U.S. Treasuries with maturities between 1 and 3 years.

➲ *Performance Measures*

The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price. The figures assume that all distributions were reinvested in fund shares and include all fund expenses.

The table compares the fund's return to those of a broad-based market index. The fund's performance figures include all of its expenses; the index does not include costs of investment.

To obtain the fund's current yield, call 800-877-9700 or visit our website at www.nb.com. The current yield is the fund's net income over a 30-day period expressed as an annual rate of return.



INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds. You may, however, have additional expenses in connection with your insurance contract or qualified plan.

The table that follows shows the estimated operating expenses paid each year by the fund. Actual expenses paid by the fund may vary from year to year. You may participate in the fund through a variable annuity contract or variable life insurance policy (variable contract) or through a qualified pension plan. If you participate through a variable contract, it is a contract between you and the issuing life insurance company. The fund is not a party to that variable contract, but is merely an investment option made available to you by your insurance company under the variable contract. The fees and expenses of the fund are not fixed or specified under the terms of your variable contract. The table does not include expenses and charges that are, or may be, imposed under your variable contract. If such expenses and charges were included, your costs would be higher. For information on these charges, please refer to the applicable variable contract prospectus, prospectus summary or disclosure statement. If you participate through a qualified pension plan, the table does not reflect direct expenses of the plan, and you should consult your plan administrator for more information.

Fee Table

Shareholder Fees		None
Annual operating expenses (% of average net assets)*		
These are deducted from fund assets, so you pay them indirectly.		
	Management fees	0.65
Plus:	Distribution (12b-1) fees	None
	Other expenses	0.09
Equals:	Total annual operating expenses	0.74

Expense Example

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the fee table to the left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

	1 Year	3 Years	5 Years	10 Years
Expenses	$76	$237	$411	$918

** The figures in the table are based on last year's expenses.*



MANAGEMENT

Theodore P. Giuliano, is a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC. Giuliano is the manager of the Fixed Income Group of Neuberger Berman, which he helped establish in 1984. He has managed the fund's assets since 1996.

John E. Dugenske, CFA, is a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC. He has co-managed the fund's assets since May, 2004. Prior to joining Neuberger Berman he was a Managing Director and Director of Research and Trading at another firm since 1998.

Neuberger Berman Management Inc. is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the Neuberger Berman affiliates manage over $70.5 billion in total assets (as of 12/31/2003) and continue an asset management history that began in 1939. For the 12 months ended 12/31/2003, the management/administration fees paid to Neuberger Berman Management Inc. were 0.65% of average net assets.



FINANCIAL HIGHLIGHTS[1]

Year Ended December 31,		1999	2000	2001	2002	**2003**
Per-share data ($)						
Data apply to a single share throughout each year indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed.						
	Share price (NAV) at beginning of year	13.82	13.24	13.19	13.47	**13.50**
Plus:	Income from investment operations					
	Net investment income	0.77	0.77	0.74[4]	0.53	**0.37**
	Net gains/losses - realized and unrealized	(0.58)	0.07	0.37[4]	0.16	**(0.05)**
	Subtotal: income from investment operations	0.19	0.84	1.11	0.69	**0.32**
Minus:	Distributions to shareholders					
	Income dividends	0.77	0.89	0.83	0.66	**0.62**
	Subtotal: distributions to shareholders	0.77	0.89	0.83	0.66	**0.62**
Equals:	Share price (NAV) at end of year	13.24	13.19	13.47	13.50	**13.20**
Ratios (% of average net assets)						
The ratios show the fund's expenses and net investment income - as they actually are as well as how they would have been if certain expense offset arrangements had not been in effect.						
Net expenses - actual		0.76	0.76	0.73	0.76	**0.74**
Expenses[2]		0.76	0.76	0.73	0.76	**0.74**
Net investment income - actual		5.81	5.93	5.63[4]	4.01	**2.73**
Other data						
Total return shows how an investment in the fund would have performed over each year, assuming all distributions were reinvested. The turnover rate reflects how actively the fund bought and sold securities.						
Total return (%)[3]		1.48	6.78	8.78	5.34	**2.42**
Net assets at end of year (in millions of dollars)		248.4	214.4	292.8	372.6	**306.4**
Portfolio turnover rate (%)		139	109	89	120	**84**

The figures above have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).

(1) Reflects income and expenses, including the fund's proportionate share of AMT Limited Maturity Bond Investment's income and expenses through April 30, 2000 under the prior master/feeder fund structure.

(2) Shows what this ratio would have been if there had been no expense offset arrangements.

(3) Does not reflect charges and other expenses that apply to the separate account or the related insurance policies. Qualified plans that are direct shareholders of the fund are not affected by insurance related expenses.

(4) With the adoption of the AICPA Audit and Accounting Guide for Investment Companies, effective for annual financial statements issued for fiscal years beginning after December 15, 2000, net investment income per share decreased by $0.02, net gains or losses on securities increased by $0.02 and the ratio of net investment income to average net assets decreased by 0.11%.

⊙ BUYING AND SELLING FUND SHARES

The fund described in this prospectus is designed for use with certain variable insurance contracts and qualified plans. Because shares of the fund are held by the insurance company or qualified plans involved, you will need to follow the instructions provided by your insurance company or qualified plan for matters involving allocations to this fund.

Under certain circumstances, the fund reserves the right to:

- suspend the offering of shares
- reject any exchange or investment order
- satisfy an order to sell fund shares with securities rather than cash, for certain very large orders
- change, suspend, or revoke the exchange privilege
- suspend or postpone the redemption of shares on days when trading on the New York Stock Exchange is restricted, or as otherwise permitted by the SEC

The exchange privilege can be withdrawn from any investor that Neuberger Berman Management Inc. believes is trying to "time the market" or is otherwise making exchanges that Neuberger Berman Management Inc. believes to be excessive. Frequent exchanges can interfere with fund management and affect costs and performance for other shareholders. Neuberger Berman Management Inc. may seek the cooperation of insurance companies or qualified plan administrators in attempting to limit excessive exchanges by variable contract owners or qualified plan participants and the fund will also cooperate with efforts by insurance companies and plan administrators to limit excessive exchanges in their products. In its efforts to limit excessive exchanges, it is the fund's policy to limit excessive exchanges in a manner that applies to all investors consistently with no favorable treatment to any individual or group; however, there can be no assurance that the fund or Neuberger Berman Management Inc. will eliminate all excessive short-term trading or apply its policies to all shareholders consistently since the fund and Neuberger Berman Management Inc. do not deal directly with variable contract owners or planned participants.

Because the fund is offered to different insurance companies and for different types of variable contracts — annuities, life insurance and qualified plans, groups with different interests will share the fund. Due to differences of tax treatment and other considerations among these shareholders, it is possible (although not likely) that the interests of the shareholders might sometimes be in conflict. For these reasons, the trustees of the fund watch for the existence of any material irreconcilable conflicts and will determine what action, if any, should be taken in the event of a conflict. If there is a conflict, it is possible that to resolve it, one or more insurance company separate accounts or qualified plans might be compelled to withdraw its investment in the fund. While this might resolve the conflict, it also might force the fund to sell securities at disadvantageous prices.

⊙ SHARE PRICES

When you buy and sell shares of the fund, the share price is the fund's net asset value per share.

The fund is open for business every day the New York Stock Exchange is open. The Exchange is closed on all national holidays and Good Friday; fund shares will not be priced on those days. In general, every buy or sell request you place will go through at the next share price to be calculated after your request has been accepted; check with your insurance company or qualified plan administrator to find out by what time your transaction request must be received in order to be processed the same day. The fund normally calculates its share price as of the end of regular trading on the Exchange on business days, usually 4:00 p.m. Eastern Time. Depending on when your insurance company or qualified plan accepts transaction requests, it's possible that the fund's share price could change on days when you are unable to buy or sell shares. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by the fund could change on days when you can't buy or sell fund shares. The fund's share price, however, will not change until the next time it is calculated.

➲ *Share Price Calculations*

The fund's share price is the total value of its assets minus its liabilities, divided by the total number of shares. Because the value of the fund's securities changes every day, the share price usually changes as well.

The fund values equity securities by using market prices, and values debt securities using bid quotations from independent pricing services or principal market markers. The fund may value short-term securities with remaining maturities of less than 60 days at cost; these values, when combined with interest earned, approximate market value.

In certain cases, events that occur after markets have closed may render certain prices unreliable or reliable market quotes may not be available. When the fund believes a market price does not reflect a security's true value, the fund may substitute for the market price a fair-value estimate derived through methods approved by its trustees. The fund may also use these methods to value certain types of illiquid securities.

Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by a fund could change on days when you can't buy or sell fund shares. Remember, though, any purchase or sale takes place at the next share price calculated after your order is accepted.

⊙ FUND STRUCTURE

While Neuberger Berman Management Inc. and Neuberger Berman, LLC may serve as the adviser or sub-adviser of other mutual funds that have similar names, goals, and strategies as the fund, there may be certain differences between the fund and these other mutual funds in matters such as size, cash flow patterns and tax matters, among others. As a result, there could also be differences in performance.

⊙ DISTRIBUTIONS AND TAXES

The information below is only a summary of some of the important federal tax considerations generally affecting the fund and its shareholders; for a more detailed discussion, request a copy of the Statement of Additional Information. Also, you may want to consult your tax professional. Everyone's tax situation is different, and your professional should be able to help you answer any questions you may have.

Distributions — The fund pays out to shareholders of record any net income and net capital gains. Ordinarily, the fund makes distributions once a year in October. All dividends and other distributions received by shareholders of record are automatically reinvested in fund shares.

How distributions and transactions are taxed — Dividends and other distributions made by the fund, as well as transactions in fund shares, are taxable, if at all, to the extent described in your qualified plan documentation or variable contract prospectus. Consult it for more information.

Other tax-related considerations — The fund intends to qualify as a regulated investment company for federal income tax purposes by satisfying the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended ("Code"). As a qualified regulated investment company, the fund is generally not subject to federal income tax on its ordinary income and net realized capital gain that is distributed. It is the fund's intention to distribute all such income and gains.

Because the fund is offered through certain variable insurance contracts and qualified plans, it is subject to special diversification standards beyond those that normally apply to regulated investment companies. If the underlying assets of the fund fail to meet the special standards, you could be subject to adverse tax consequences - for example, some of the income earned by the fund could generate a current tax liability. Accordingly, the fund intends to comply with the diversification requirements of Section 817(h) of the Code for variable contracts so that owners of these contracts should not be subject to federal tax on distribution of dividends and income from the fund to the insurance company's separate accounts. Under the relevant regulations, a fund is deemed adequately diversified if (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of such value is represented by any two investments; (iii) no more than 80% of such value is represented by any three investments; and (iv) no more than 90% of such value is represented by any four investments. For purposes of these regulations all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer. It is possible that complying with these requirements may at times call for decisions that would somewhat reduce investment performance.

In unusual circumstances, there may be a risk to you of special tax liabilities from an investment in the fund.

The foregoing is only a summary of some of the important federal income tax considerations generally affecting the fund and you. Please refer to the Statement of Additional Information for more information about the tax status of the fund. You should consult the prospectus for your variable contract or with your tax adviser for information regarding taxes applicable to the variable contract.

➲ *Insurance and Qualified Plan Expenses*

The fees and policies outlined in this prospectus are set by the fund and by Neuberger Berman Management Inc. The fee information here does not include the fees and expenses charged by your insurance company under your variable contract or your qualified plan; for those fees, you will need to see the prospectus for your variable contract or your qualified plan documentation.

➲ *Distribution and Services*

The fund has a non-fee distribution plan that recognizes that Neuberger Berman Management Inc. may use its own resources, including revenues from fees paid to Neuberger Berman from the fund, to pay expenses for services primarily intended to result in distribution of fund shares.

Neuberger Berman Management Inc. may also pay insurance companies or their affiliates and qualified plan administrators ("intermediaries") for services they provide respecting the fund to current and prospective variable contract owners and qualified plan participants. These services may include providing information about the fund, teleservicing support, and delivering fund documents, among others. These payments may encourage intermediaries participating in the fund to render services to variable contract owners and qualified plan participants, and may also provide incentive for the intermediaries to make the fund's shares available to their current or prospective variable contract owners and qualified plan participants, and therefore promote distribution of the fund's shares.

Neuberger Berman Management Inc. does not receive any separate fees from the fund for making these payments.

Neuberger Berman Advisers Management Trust
Limited Maturity Bond Portfolio

If you'd like further details on this fund you can request a free copy of the following documents:

Shareholder Reports — The shareholder reports offer information about the fund's recent performance, including:

- a discussion by the portfolio manager(s) about strategies and market conditions
- fund performance data and financial statements
- portfolio holdings

Statement of Additional Information (SAI) — The SAI contains more comprehensive information on this fund, including:

- various types of securities and practices, and their risks
- investment limitations and additional policies
- information about the fund's management and business structure

The SAI is hereby incorporated by reference into this prospectus, making it legally part of the prospectus.

Investment manager: **Neuberger Berman Management Inc.**
Sub-adviser: **Neuberger Berman, LLC**

Obtaining Information

You can obtain a shareholder report, SAI, and other information from your investment provider, or from:

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
800-877-9700
212-476-8800

Web site: www.nb.com
Email: fundinquiries@nb.com

You can also request copies of this information from the SEC for the cost of a duplicating fee by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington DC 20549-0102. They are also available from the EDGAR Database on the SEC's website at www.sec.gov.

You may also view and copy the documents at the SEC's Public Reference Room in Washington. Call 202-942-8090 for information about the operation of the Public Reference Room.


NEUBERGER BERMAN

A Lehman Brothers Company

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180

Shareholder Services
800.877.9700

Institutional Services
800.366.6264

www.nb.com

A0061 05/04 SEC file number: 811-4255

NEUBERGER | BERMAN

A Lehman Brothers Company

PROSPECTUS April 30, 2004

Neuberger Berman

Advisers Management Trust

I CLASS SHARES

Mid-Cap Growth Portfolio

These securities, like the securities of all mutual funds, have not been approved or disapproved by the Securities and Exchange Commission, and the Securities and Exchange Commission has not determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Neuberger Berman

Contents

ADVISERS MANAGEMENT TRUST

YOUR INVESTMENT

THIS PORTFOLIO:

- is offered to life insurance companies to serve as an investment vehicle under their variable annuity and variable life insurance contracts and is also offered to qualified pension and retirement plans
- is designed for investors with long-term goals in mind
- offers you the opportunity to participate in financial markets through a professionally managed stock portfolio
- carries certain risks, including the risk that you could lose money if fund shares are worth less than what you paid. This prospectus discusses principal risks of investment in fund shares. These and other risks are discussed in detail in the Statement of Additional Information (see back cover). If you are buying a variable contract or qualified plan, you should also read the contract's prospectus
- is a mutual fund, not a bank deposit, and is not guaranteed or insured by the FDIC or any other government agency

The "Neuberger Berman" name and logo are registered service marks of Neuberger Berman, LLC. "Neuberger Berman Management Inc." and the individual fund name in this prospectus are either service marks or registered service marks of Neuberger Berman Management Inc.© 2004 Neuberger Berman Management Inc. All rights reserved.

Neuberger Berman

Advisers Management Trust Mid-Cap Growth Portfolio (Class I)



GOAL & STRATEGY

The fund seeks growth of capital.

Mid-capitalization companies are generally defined as those companies with a total market capitalization within the market capitalization range of the Russell Midcap Index.

The managers employ a disciplined investment strategy when selecting growth stocks. Using fundamental research and quantitative analysis, they look for fast-growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, the managers analyze such factors as:

- financial condition (such as debt to equity ratio)
- market share and competitive leadership of the company's products
- earnings growth relative to competitors
- market valuation in comparison to a stock's own historical norms and the stocks of other mid-cap companies

The managers follow a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.

The fund has the ability to change its goal without shareholder approval, although it does not currently intend to do so. The fund will not alter its policy of investing at least 80% of its assets in stocks of mid-capitalization companies without providing at least 60 days' prior notice to shareholders.

➲ *Mid-Cap Stocks*

Mid-cap stocks have historically shown risk/return characteristics that are in between those of small- and large-cap stocks. Their prices can rise and fall substantially, although many have the potential to offer comparatively attractive long-term returns.

Mid-caps are less widely followed on Wall Street than large-caps, which can make it comparatively easier to find attractive stocks that are not overpriced.

➲ *Growth Investing*

For growth investors, the aim is to invest in companies that are already successful but could be even more so. Often, these stocks are in emerging or rapidly growing industries. Accordingly, the fund at times may invest a greater portion of its assets in particular industries or sectors than other funds do.

While most growth stocks are known to investors, they may not yet have reached their full potential. The growth investor looks for indications of continued success.



MAIN RISKS

Most of the fund's performance depends on what happens in the stock market. The market's behavior is unpredictable, particularly in the short term. The value of your investment will rise and fall, sometimes sharply, and you could lose money.

By focusing on mid-cap stocks, the fund is subject to their risks, including the risk its holdings may:

- fluctuate more widely in price than the market as a whole
- underperform other types of stocks or be difficult to sell when the economy is not robust, during market downturns, or when mid-cap stocks are out of favor.

Because the prices of most growth stocks are based on future expectations, these stocks tend to be more sensitive than value stocks to bad economic news and negative earnings surprises. Bad economic news or changing investor perceptions can negatively affect growth stocks across several industries and sectors simultaneously. While the prices of any type of stock can rise and fall rapidly, growth stocks in particular may underperform during periods when the market favors value stocks.

The fund's performance may also suffer if certain stocks or certain economic sectors emphasized do not perform as expected. To the extent that the fund sells stocks before they reach their market peak, it may miss out on opportunities for higher performance.

Through active trading, the fund may have a high portfolio turnover rate, which can mean lower performance due to increased brokerage costs.

Other Risks

The fund may use certain practices and securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. In using certain derivatives to gain stock market exposure for excess cash holdings, the fund increases its risk of loss.

Although they may add diversification, foreign securities can be riskier, because foreign markets tend to be more volatile and currency exchange rates fluctuate. There may be less information available about foreign issuers than about domestic issuers.

When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the fund avoid losses but may mean lost opportunities.



PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time and compares the return with one or more measures of market performance. This information is based on past performance; it's not a prediction of future results. The performance information does not reflect insurance product or qualified plan expenses. If they were reflected, returns would be less than those shown.

Year-by-Year % Returns as of 12/31 each year


1994 '95 '96 '97 '98 '99 '00 '01 '02 '03
39.28
53.89
-7.46
-24.64
-29.34
28.07
Best quarter: Q4 '99, 48.62%
Worst quarter: Q3 '01, -27.68%

Average Annual Total % Returns as of 12/31/2003

	1 Year	5 Years	Since Inception 11/3/1997
Mid-Cap Growth Portfolio - Class I	28.07	-0.58	7.76
Russell Midcap Growth Index	42.71	2.01	4.77

Index Descriptions:
The Russell Midcap Growth Index is an unmanaged index of U.S. mid-cap growth stocks.

➲ *Performance Measures*

The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price. The figures assume that all distributions were reinvested in fund shares and include all fund expenses.

As a frame of reference, the table includes a broad-based index of the U.S. mid-cap equity market and of the portion of that market the fund focuses on. The fund's performance figures include all of its expenses; the index does not include costs of investment.



INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds. You may, however, have additional expenses in connection with your insurance contract or qualified plan.

The table that follows shows the estimated operating expenses paid each year by the fund. Actual expenses paid by the fund may vary from year to year. You may participate in the fund through a variable annuity contract or variable life insurance policy (variable contract) or through a qualified pension plan. If you participate through a variable contract, it is a contract between you and the issuing life insurance company. The fund is not a party to that variable contract, but is merely an investment option made available to you by your insurance company under the variable contract. The fees and expenses of the fund are not fixed or specified under the terms of your variable contract. The table does not include expenses and charges that are, or may be, imposed under your variable contract. If such expenses and charges were included, your costs would be higher. For information on these charges, please refer to the applicable variable contract prospectus, prospectus summary or disclosure statement. If you participate through a qualified pension plan, the table does not reflect direct expenses of the plan, and you should consult your plan administrator for more information.

Fee Table

Shareholder Fees		None
Annual operating expenses (% of average net assets)* These are deducted from fund assets, so you pay them indirectly.		
	Management fees	0.84
Plus:	Distribution (12b-1) fees	None
	Other expenses	0.05
Equals:	Total annual operating expenses	0.89

Expense Example

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the fee table to the left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

	1 Year	3 Years	5 Years	10 Years
Expenses	$91	$284	$493	$1,096

** The figures in the table are based on last year's expenses.*



MANAGEMENT

The fund is managed by a team headed by Jon D. Brorson, consisting of the following lead portfolio managers, each of whom has managed the fund since January 2003:

Jon D. Brorson, a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC, has co-managed an equity mutual fund and managed other equity portfolios since 1990 at two other investment managers, where he also had responsibility for investment research, sales and trading.

Kenneth J. Turek, a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC, has managed or co-managed two equity mutual funds and other equity portfolios for several other investment managers since 1985.

Neuberger Berman Management Inc. is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the Neuberger Berman affiliates manage over $70.5 billion in total assets (as of 12/31/2003) and continue an asset management history that began in 1939. For the 12 months ended 12/31/2003, the management/administration fees paid to Neuberger Berman Management Inc. were 0.84% of average net assets.



FINANCIAL HIGHLIGHTS[1]

Year Ended December 31,		1999	2000	2001	2002	**2003**
Per-share data ($)						
Data apply to a single share throughout each year indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed.						
	Share price (NAV) at beginning of year	16.22	24.30	22.48	16.94	**11.97**
Plus:	Income from investment operations					
	Net investment loss	(0.07)	(0.09)	(0.07)	(0.08)	**(0.07)**
	Net gains/losses - realized and unrealized	8.55	(1.72)	(5.47)	(4.89)	**3.43**
	Subtotal: income from investment operations	8.48	(1.81)	(5.54)	(4.97)	**3.36**
Minus:	Distributions to shareholders					
	Income dividends	-	-	-	-	**-**
	Capital gain distributions	0.40	0.01	-	-	**-**
	Subtotal: distributions to shareholders	0.40	0.01	-	-	**-**
Equals:	Share price (NAV) at end of year	24.30	22.48	16.94	11.97	**15.33**
Ratios (% of average net assets)						
The ratios show the fund's expenses and net investment loss, as they actually are as well as how they would have been if certain expense reimbursement/repayment and waiver and/or offset arrangements had not been in effect.						
Net expenses - actual		1.00	0.98	0.91	0.95	**0.88**
Gross expenses[2]		1.08	0.95	-	-	**0.89**
Expenses[3]		1.00	0.98	0.91	0.95	**0.89**
Net investment loss - actual		(0.40)	(0.34)	(0.38)	(0.57)	**(0.52)**
Other data						
Total return shows how an investment in the fund would have performed over each year, assuming all distributions were reinvested. The turnover rate reflects how actively the fund bought and sold securities.						
Total return(%)[4]		53.89	(7.46)	(24.64)	(29.34)	**28.07**
Net assets at end of year (in millions of dollars)		159.9	624.1	530.7	362.2	**459.7**
Portfolio turnover rate (%)		100	109	99	124	**161**

The above figures have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).

[1] Reflects income and expenses, including the fund's proportionate share of AMT Mid-Cap Growth Investment's income and expenses through April 30, 2000 under the prior master/feeder structure.

[2] Shows what this ratio would have been if there had been no expense reimbursement/repayment and/or waiver of investment management fee.

[3] Shows what this ratio would have been if there had been no expense offset arrangements.

[4] Does not reflect charges and other expenses that apply to the separate account or the related insurance policies. Qualified plans that are direct shareholders of the fund are not affected by insurance related expenses.

⊙ BUYING AND SELLING FUND SHARES

The fund described in this prospectus is designed for use with certain variable insurance contracts and qualified plans. Because shares of the fund are held by the insurance company or qualified plans involved, you will need to follow the instructions provided by your insurance company or qualified plan for matters involving allocations to this fund.

Under certain circumstances, the fund reserves the right to:

- suspend the offering of shares
- reject any exchange or investment order
- satisfy an order to sell fund shares with securities rather than cash, for certain very large orders
- change, suspend, or revoke the exchange privilege
- suspend or postpone the redemption of shares on days when trading on the New York Stock Exchange is restricted, or as otherwise permitted by the SEC

The exchange privilege can be withdrawn from any investor that Neuberger Berman Management Inc. believes is trying to "time the market" or is otherwise making exchanges that Neuberger Berman Management Inc. believes to be excessive. Frequent exchanges can interfere with fund management and affect costs and performance for other shareholders. Neuberger Berman Management Inc. may seek the cooperation of insurance companies or qualified plan administrators in attempting to limit excessive exchanges by variable contract owners or qualified plan participants and the fund will also cooperate with efforts by insurance companies and plan administrators to limit excessive exchanges in their products. In its efforts to limit excessive exchanges, it is the fund's policy to limit excessive exchanges in a manner that applies to all investors consistently with no favorable treatment to any individual or group; however, there can be no assurance that the fund or Neuberger Berman Management Inc. will eliminate all excessive short-term trading or apply its policies to all shareholders consistently since the fund and Neuberger Berman Management Inc. do not deal directly with variable contract owners or planned participants.

Because the fund is offered to different insurance companies and for different types of variable contracts — annuities, life insurance and qualified plans, groups with different interests will share the fund. Due to differences of tax treatment and other considerations among these shareholders, it is possible (although not likely) that the interests of the shareholders might sometimes be in conflict. For these reasons, the trustees of the fund watch for the existence of any material irreconcilable conflicts and will determine what action, if any, should be taken in the event of a conflict. If there is a conflict, it is possible that to resolve it, one or more insurance company separate accounts or qualified plans might be compelled to withdraw its investment in the fund. While this might resolve the conflict, it also might force the fund to sell securities at disadvantageous prices.

⊙ SHARE PRICES

When you buy and sell shares of the fund, the share price is the fund's net asset value per share.

The fund is open for business every day the New York Stock Exchange is open. The Exchange is closed on all national holidays and Good Friday; fund shares will not be priced on those days. In general, every buy or sell request you place will go through at the next share price to be calculated after your request has been accepted; check with your insurance company or qualified plan administrator to find out by what time your transaction request must be received in order to be processed the same day. The fund normally calculates its share price as of the end of regular trading on the Exchange on business days, usually 4:00 p.m. Eastern Time. Depending on when your insurance company or qualified plan accepts transaction requests, it's possible that the fund's share price could change on days when you are unable to buy or sell shares. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by the fund could change on days when you can't buy or sell fund shares. The fund's share price, however, will not change until the next time it is calculated.

➲ *Share Price Calculations*

The fund's share price is the total value of its assets minus its liabilities, divided by the total number of shares. Because the value of the fund's securities changes every day, the share price usually changes as well.

The fund values equity securities by using market prices, and values debt securities using bid quotations from independent pricing services or principal market markers. The fund may value short-term securities with remaining maturities of less than 60 days at cost; these values, when combined with interest earned, approximate market value.

In certain cases, events that occur after markets have closed may render certain prices unreliable or reliable market quotes may not be available. When the fund believes a market price does not reflect a security's true value, the fund may substitute for the market price a fair-value estimate derived through methods approved by its trustees. The fund may also use these methods to value certain types of illiquid securities.

Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by a fund could change on days when you can't buy or sell fund shares. Remember, though, any purchase or sale takes place at the next share price calculated after your order is accepted.

⊙ FUND STRUCTURE

While Neuberger Berman Management Inc. and Neuberger Berman, LLC may serve as the adviser or sub-adviser of other mutual funds that have similar names, goals, and strategies as the fund, there may be certain differences between the fund and these other mutual funds in matters such as size, cash flow patterns and tax matters, among others. As a result, there could also be differences in performance.

The fund uses a "multiple class" structure. The fund offers Class I and Class S Shares that have identical investment programs but different arrangements for distribution and shareholder servicing and, consequently, different expenses. This prospectus relates only to Class I shares of the fund.

⊙ DISTRIBUTIONS AND TAXES

The information below is only a summary of some of the important federal tax considerations generally affecting the fund and its shareholders; for a more detailed discussion, request a copy of the Statement of Additional Information. Also, you may want to consult your tax professional. Everyone's tax situation is different, and your professional should be able to help you answer any questions you may have.

Distributions — The fund pays out to shareholders of record any net income and net capital gains. Ordinarily, the fund makes distributions once a year in October. All dividends and other distributions received by shareholders of record are automatically reinvested in fund shares.

How distributions and transactions are taxed — Dividends and other distributions made by the fund, as well as transactions in fund shares, are taxable, if at all, to the extent described in your qualified plan documentation or variable contract prospectus. Consult it for more information.

Other tax-related considerations — The fund intends to qualify as a regulated investment company for federal income tax purposes by satisfying the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended ("Code"). As a qualified regulated investment company, the fund is generally not subject to federal income tax on its ordinary income and net realized capital gain that is distributed. It is the fund's intention to distribute all such income and gains.

Because the fund is offered through certain variable insurance contracts and qualified plans, it is subject to special diversification standards beyond those that normally apply to regulated investment companies. If the underlying assets of the fund fail to meet the special standards, you could be subject to adverse tax consequences - for example, some of the income earned by the fund could generate a current tax liability. Accordingly, the fund intends to comply with the diversification requirements of Section 817(h) of the Code for variable contracts so that owners of these contracts should not be subject to federal tax on distribution of dividends and income from the fund to the insurance company's separate accounts. Under the relevant regulations, a fund is deemed adequately diversified if (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of such value is represented by any two investments; (iii) no more than 80% of such value is represented by any three investments; and (iv) no more than 90% of such value is represented by any four investments. For purposes of these regulations all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer. It is possible that complying with these requirements may at times call for decisions that would somewhat reduce investment performance.

In unusual circumstances, there may be a risk to you of special tax liabilities from an investment in the fund.

The foregoing is only a summary of some of the important federal income tax considerations generally affecting the fund and you. Please refer to the Statement of Additional Information for more information about the tax status of the fund. You should consult the prospectus for your variable contract or with your tax adviser for information regarding taxes applicable to the variable contract.

➲ *Insurance and Qualified Plan Expenses*

The fees and policies outlined in this prospectus are set by the fund and by Neuberger Berman Management Inc. The fee information here does not include the fees and expenses charged by your insurance company under your variable contract or your qualified plan; for those fees, you will need to see the prospectus for your variable contract or your qualified plan documentation.

➲ *Distribution and Services*

The fund has a non-fee distribution plan that recognizes that Neuberger Berman Management Inc. may use its own resources, including revenues from fees paid to Neuberger Berman from the fund, to pay expenses for services primarily intended to result in distribution of fund shares.

Neuberger Berman Management Inc. may also pay insurance companies or their affiliates and qualified plan administrators ("intermediaries") for services they provide respecting the fund to current and prospective variable contract owners and qualified plan participants. These services may include providing information about the fund, teleservicing support, and delivering fund documents, among others. These payments may encourage intermediaries participating in the fund to render services to variable contract owners and qualified plan participants, and may also provide incentive for the intermediaries to make the fund's shares available to their current or prospective variable contract owners and qualified plan participants, and therefore promote distribution of the fund's shares.

Neuberger Berman Management Inc. does not receive any separate fees from the fund for making these payments.

Neuberger Berman Advisers Management Trust
Mid-Cap Growth Portfolio (Class I)

If you'd like further details on this fund you can request a free copy of the following documents:

Shareholder Reports — The shareholder reports offer information about the fund's recent performance, including:

- a discussion by the portfolio manager(s) about strategies and market conditions
- fund performance data and financial statements
- portfolio holdings

Statement of Additional Information (SAI) — The SAI contains more comprehensive information on this fund, including:

- various types of securities and practices, and their risks
- investment limitations and additional policies
- information about the fund's management and business structure

The SAI is hereby incorporated by reference into this prospectus, making it legally part of the prospectus.

Investment manager: **Neuberger Berman Management Inc.**
Sub-adviser: **Neuberger Berman, LLC**

➲ *Obtaining Information*

You can obtain a shareholder report, SAI, and other information from your investment provider, or from:

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
800-877-9700
212-476-8800

Web site: www.nb.com
Email: fundinquiries@nb.com

You can also request copies of this information from the SEC for the cost of a duplicating fee by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington DC 20549-0102. They are also available from the EDGAR Database on the SEC's website at www.sec.gov.

You may also view and copy the documents at the SEC's Public Reference Room in Washington. Call 202-942-8090 for information about the operation of the Public Reference Room.


NEUBERGER
BERMAN

A Lehman Brothers Company

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180

Shareholder Services
800.877.9700

Institutional Services
800.366.6264

www.nb.com

A0067 05/04 SEC file number: 811-4255

NEUBERGER | BERMAN

A Lehman Brothers Company

PROSPECTUS April 30, 2004

Neuberger Berman

Advisers Management Trust

S CLASS SHARES

Mid-Cap Growth Portfolio

These securities, like the securities of all mutual funds, have not been approved or disapproved by the Securities and Exchange Commission, and the Securities and Exchange Commission has not determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Neuberger Berman

Contents

ADVISERS MANAGEMENT TRUST

YOUR INVESTMENT

THIS PORTFOLIO:

- is offered to life insurance companies to serve as an investment vehicle under their variable annuity and variable life insurance contracts and is also offered to qualified pension and retirement plans
- is designed for investors with long-term goals in mind
- offers you the opportunity to participate in financial markets through a professionally managed stock portfolio
- carries certain risks, including the risk that you could lose money if fund shares are worth less than what you paid. This prospectus discusses principal risks of investment in fund shares. These and other risks are discussed in detail in the Statement of Additional Information (see back cover). If you are buying a variable contract or qualified plan, you should also read the contract's prospectus
- is a mutual fund, not a bank deposit, and is not guaranteed or insured by the FDIC or any other government agency

The "Neuberger Berman" name and logo are registered service marks of Neuberger Berman, LLC. "Neuberger Berman Management Inc." and the individual fund name in this prospectus are either service marks or registered service marks of Neuberger Berman Management Inc.© 2004 Neuberger Berman Management Inc. All rights reserved.

Neuberger Berman

Advisers Management Trust Mid-Cap Growth Portfolio (Class S)



GOAL & STRATEGY

The fund seeks growth of capital.

Mid-capitalization companies are generally defined as those companies with a total market capitalization within the market capitalization range of the Russell Midcap Index.

The managers employ a disciplined investment strategy when selecting growth stocks. Using fundamental research and quantitative analysis, they look for fast-growing companies with above average sales and competitive returns on equity relative to their peers. In doing so, the managers analyze such factors as:

- financial condition (such as debt to equity ratio)
- market share and competitive leadership of the company's products
- earnings growth relative to competitors
- market valuation in comparison to a stock's own historical norms and the stocks of other mid-cap companies

The managers follow a disciplined selling strategy and may sell a stock when it fails to perform as expected, or when other opportunities appear more attractive.

The fund has the ability to change its goal without shareholder approval, although it does not currently intend to do so. The fund will not alter its policy of investing at least 80% of its assets in stocks of mid-capitalization companies without providing at least 60 days' prior notice to shareholders.

➲ *Mid-Cap Stocks*

Mid-cap stocks have historically shown risk/return characteristics that are in between those of small- and large-cap stocks. Their prices can rise and fall substantially, although many have the potential to offer comparatively attractive long-term returns.

Mid-caps are less widely followed on Wall Street than large-caps, which can make it comparatively easier to find attractive stocks that are not overpriced.

➲ *Growth Investing*

For growth investors, the aim is to invest in companies that are already successful but could be even more so. Often, these stocks are in emerging or rapidly growing industries. Accordingly, the fund at times may invest a greater portion of its assets in particular industries or sectors than other funds do.

While most growth stocks are known to investors, they may not yet have reached their full potential. The growth investor looks for indications of continued success.



MAIN RISKS

Most of the fund's performance depends on what happens in the stock market. The market's behavior is unpredictable, particularly in the short term. The value of your investment will rise and fall, sometimes sharply, and you could lose money.

By focusing on mid-cap stocks, the fund is subject to their risks, including the risk its holdings may:

- fluctuate more widely in price than the market as a whole
- underperform other types of stocks or be difficult to sell when the economy is not robust, during market downturns, or when mid-cap stocks are out of favor.

Because the prices of most growth stocks are based on future expectations, these stocks tend to be more sensitive than value stocks to bad economic news and negative earnings surprises. Bad economic news or changing investor perceptions can negatively affect growth stocks across several industries and sectors simultaneously. While the prices of any type of stock can rise and fall rapidly, growth stocks in particular may underperform during periods when the market favors value stocks.

The fund's performance may also suffer if certain stocks or certain economic sectors emphasized do not perform as expected. To the extent that the fund sells stocks before they reach their market peak, it may miss out on opportunities for higher performance.

Through active trading, the fund may have a high portfolio turnover rate, which can mean lower performance due to increased brokerage costs.

Other Risks

The fund may use certain practices and securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. In using certain derivatives to gain stock market exposure for excess cash holdings, the fund increases its risk of loss.

Although they may add diversification, foreign securities can be riskier, because foreign markets tend to be more volatile and currency exchange rates fluctuate. There may be less information available about foreign issuers than about domestic issuers.

When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the fund avoid losses but may mean lost opportunities.



PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time and compares the return with one or more measures of market performance. This information is based on past performance; it's not a prediction of future results. The performance information does not reflect insurance product or qualified plan expenses. If they were reflected, returns would be less than those shown.

Year-by-Year % Returns as of 12/31 each year*


1994 '95 '96 '97 '98 '99 '00 '01 '02 '03
39.28
53.89
-7.46
-24.64
-29.34
27.65

Best quarter: Q4 '99, 48.62%
Worst quarter: Q3 '01, -27.68%

Average Annual Total % Returns as of 12/31/2003*

	1 Year	5 Years	Since Inception 11/3/1997
Mid-Cap Growth Portfolio - Class S	27.65	-0.65	7.70
Russell Midcap Growth Index	42.71	2.01	4.77

Index Descriptions:
The Russell Midcap Growth Index is an unmanaged index of U.S. mid-cap growth stocks.

** Because Class S shares of the fund commenced operations on February 18, 2003, performance from the beginning of the measurement period shown above to 2/18/2003 is that of fund's Class I shares. Class I shares are not offered in this prospectus.*

➲ *Performance Measures*

The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price. The figures assume that all distributions were reinvested in fund shares and include all fund expenses.

As a frame of reference, the table includes a broad-based index of the U.S. mid-cap equity market and of the portion of that market the fund focuses on. The fund's performance figures include all of its expenses; the index does not include costs of investment.



INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds. You may, however, have additional expenses in connection with your insurance contract or qualified plan.

The table that follows shows the estimated operating expenses paid each year by the fund. Actual expenses paid by the fund may vary from year to year. You may participate in the fund through a variable annuity contract or variable life insurance policy (variable contract) or through a qualified pension plan. If you participate through a variable contract, it is a contract between you and the issuing life insurance company. The fund is not a party to that variable contract, but is merely an investment option made available to you by your insurance company under the variable contract. The fees and expenses of the fund are not fixed or specified under the terms of your variable contract. The table does not include expenses and charges that are, or may be, imposed under your variable contract. If such expenses and charges were included, your costs would be higher. For information on these charges, please refer to the applicable variable contract prospectus, prospectus summary or disclosure statement. If you participate through a qualified pension plan, the table does not reflect direct expenses of the plan, and you should consult your plan administrator for more information.

Fee Table

Shareholder Fees		None
Annual operating expenses (% of average net assets)*		
These are deducted from fund assets, so you pay them indirectly.		
	Management fees	0.85
Plus:	Distribution (12b-1) fees	0.25
	Other expenses	0.03
Equals:	Total annual operating expenses	1.13

Expense Example

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the fee table to the left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

	1 Year	3 Years	5 Years	10 Years
Expenses	$115	$359	$622	$1,375

** The figures in the table are based on last year's expenses.*



MANAGEMENT

The fund is managed by a team headed by Jon D. Brorson, consisting of the following lead portfolio managers, each of whom has managed the fund since January 2003:

Jon D. Brorson, a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC, has co-managed an equity mutual fund and managed other equity portfolios since 1990 at two other investment managers, where he also had responsibility for investment research, sales and trading.

Kenneth J. Turek, a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC, has managed or co-managed two equity mutual funds and other equity portfolios for several other investment managers since 1985.

Neuberger Berman Management Inc. is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the Neuberger Berman affiliates manage over $70.5 billion in total assets (as of 12/31/2003) and continue an asset management history that began in 1939. For the 12 months ended 12/31/2003, the management/administration fees paid to Neuberger Berman Management Inc. were 0.85% of average net assets.



FINANCIAL HIGHLIGHTS

Year Ended December 31,		2003[1]
Per-share data ($)		
Data apply to a single share throughout each period indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed.		
	Share price (NAV) at beginning of year	**11.15**
Plus:	Income from investment operations	
	Net investment loss	**(0.09)**
	Net gains/losses - realized and unrealized	**4.22**
	Subtotal: income from investment operations	**4.13**
Equals:	Share price (NAV) at end of year	**15.28**
Ratios (% of average net assets)		
The ratios show the fund's expenses and net investment loss, as they actually are as well as how they would have been if certain expense reimbursement/repayment and offset arrangements had not been in effect.		
Net expenses - actual		**1.11**[2]
Gross expenses[3]		**1.11**[2]
Expenses[4]		**1.13**[2]
Net investment loss - actual		**(0.71)**[2]
Other data		
Total return shows how an investment in the fund would have performed over the period, assuming all distributions were reinvested. The turnover rate reflects how actively the fund bought and sold securities.		
Total return(%)[5]		**37.04**[6]
Net assets at end of year (in millions of dollars)		**6.3**
Portfolio turnover rate (%)		**161**

The above figures have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).

(1) Period from 2/18/03 (beginning of operations) to 12/31/03.

(2) Annualized.

(3) Shows what this ratio would have been if there had been no waiver of investment management fee.

(4) Shows what this ratio would have been if there had been no expense offset arrangements.

(5) Does not reflect charges and other expenses that apply to the separate account or the related insurance policies. Qualified plans that are direct shareholders of the fund are not affected by insurance related expenses.

(6) Not annualized.

⦿ BUYING AND SELLING FUND SHARES

The fund described in this prospectus is designed for use with certain variable insurance contracts and qualified plans. Because shares of the fund are held by the insurance company or qualified plans involved, you will need to follow the instructions provided by your insurance company or qualified plan for matters involving allocations to this fund.

Under certain circumstances, the fund reserves the right to:

- suspend the offering of shares
- reject any exchange or investment order
- satisfy an order to sell fund shares with securities rather than cash, for certain very large orders
- change, suspend, or revoke the exchange privilege
- suspend or postpone the redemption of shares on days when trading on the New York Stock Exchange is restricted, or as otherwise permitted by the SEC

The exchange privilege can be withdrawn from any investor that Neuberger Berman Management Inc. believes is trying to "time the market" or is otherwise making exchanges that Neuberger Berman Management Inc. believes to be excessive. Frequent exchanges can interfere with fund management and affect costs and performance for other shareholders. Neuberger Berman Management Inc. may seek the cooperation of insurance companies or qualified plan administrators in attempting to limit excessive exchanges by variable contract owners or qualified plan participants and the fund will also cooperate with efforts by insurance companies and plan administrators to limit excessive exchanges in their products. In its efforts to limit excessive exchanges, it is the fund's policy to limit excessive exchanges in a manner that applies to all investors consistently with no favorable treatment to any individual or group; however, there can be no assurance that the fund or Neuberger Berman Management Inc. will eliminate all excessive short-term trading or apply its policies to all shareholders consistently since the fund and Neuberger Berman Management Inc. do not deal directly with variable contract owners or planned participants.

Because the fund is offered to different insurance companies and for different types of variable contracts — annuities, life insurance and qualified plans, groups with different interests will share the fund. Due to differences of tax treatment and other considerations among these shareholders, it is possible (although not likely) that the interests of the shareholders might sometimes be in conflict. For these reasons, the trustees of the fund watch for the existence of any material irreconcilable conflicts and will determine what action, if any, should be taken in the event of a conflict. If there is a conflict, it is possible that to resolve it, one or more insurance company separate accounts or qualified plans might be compelled to withdraw its investment in the fund. While this might resolve the conflict, it also might force the fund to sell securities at disadvantageous prices.

⊙ SHARE PRICES

When you buy and sell shares of the fund, the share price is the fund's net asset value per share.

The fund is open for business every day the New York Stock Exchange is open. The Exchange is closed on all national holidays and Good Friday; fund shares will not be priced on those days. In general, every buy or sell request you place will go through at the next share price to be calculated after your request has been accepted; check with your insurance company or qualified plan administrator to find out by what time your transaction request must be received in order to be processed the same day. The fund normally calculates its share price as of the end of regular trading on the Exchange on business days, usually 4:00 p.m. Eastern Time. Depending on when your insurance company or qualified plan accepts transaction requests, it's possible that the fund's share price could change on days when you are unable to buy or sell shares. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by the fund could change on days when you can't buy or sell fund shares. The fund's share price, however, will not change until the next time it is calculated.

➲ *Share Price Calculations*

The fund's share price is the total value of its assets minus its liabilities, divided by the total number of shares. Because the value of the fund's securities changes every day, the share price usually changes as well.

The fund values equity securities by using market prices, and values debt securities using bid quotations from independent pricing services or principal market markers. The fund may value short-term securities with remaining maturities of less than 60 days at cost; these values, when combined with interest earned, approximate market value.

In certain cases, events that occur after markets have closed may render certain prices unreliable or reliable market quotes may not be available. When the fund believes a market price does not reflect a security's true value, the fund may substitute for the market price a fair-value estimate derived through methods approved by its trustees. The fund may also use these methods to value certain types of illiquid securities.

Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by a fund could change on days when you can't buy or sell fund shares. Remember, though, any purchase or sale takes place at the next share price calculated after your order is accepted.

⊙ FUND STRUCTURE

While Neuberger Berman Management Inc. and Neuberger Berman, LLC may serve as the adviser or sub-adviser of other mutual funds that have similar names, goals, and strategies as the fund, there may be certain differences between the fund and these other mutual funds in matters such as size, cash flow patterns and tax matters, among others. As a result, there could also be differences in performance.

The fund uses a "multiple class" structure. The fund offers Class I and Class S Shares that have identical investment programs but different arrangements for distribution and shareholder servicing and, consequently, different expenses. This prospectus relates only to Class S shares of the fund.

⦿ DISTRIBUTIONS AND TAXES

The information below is only a summary of some of the important federal tax considerations generally affecting the fund and its shareholders; for a more detailed discussion, request a copy of the Statement of Additional Information. Also, you may want to consult your tax professional. Everyone's tax situation is different, and your professional should be able to help you answer any questions you may have.

Distributions — The fund pays out to shareholders of record any net income and net capital gains. Ordinarily, the fund makes distributions once a year in October. All dividends and other distributions received by shareholders of record are automatically reinvested in fund shares.

How distributions and transactions are taxed — Dividends and other distributions made by the fund, as well as transactions in fund shares, are taxable, if at all, to the extent described in your qualified plan documentation or variable contract prospectus. Consult it for more information.

Other tax-related considerations — The fund intends to qualify as a regulated investment company for federal income tax purposes by satisfying the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended ("Code"). As a qualified regulated investment company, the fund is generally not subject to federal income tax on its ordinary income and net realized capital gain that is distributed. It is the fund's intention to distribute all such income and gains.

Because the fund is offered through certain variable insurance contracts and qualified plans, it is subject to special diversification standards beyond those that normally apply to regulated investment companies. If the underlying assets of the fund fail to meet the special standards, you could be subject to adverse tax consequences - for example, some of the income earned by the fund could generate a current tax liability. Accordingly, the fund intends to comply with the diversification requirements of Section 817(h) of the Code for variable contracts so that owners of these contracts should not be subject to federal tax on distribution of dividends and income from the fund to the insurance company's separate accounts. Under the relevant regulations, a fund is deemed adequately diversified if (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of such value is represented by any two investments; (iii) no more than 80% of such value is represented by any three investments; and (iv) no more than 90% of such value is represented by any four investments. For purposes of these regulations all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer. It is possible that complying with these requirements may at times call for decisions that would somewhat reduce investment performance.

In unusual circumstances, there may be a risk to you of special tax liabilities from an investment in the fund.

The foregoing is only a summary of some of the important federal income tax considerations generally affecting the fund and you. Please refer to the Statement of Additional Information for more information about the tax status of the fund. You should consult the prospectus for your variable contract or with your tax adviser for information regarding taxes applicable to the variable contract.

➲ *Insurance and Qualified Plan Expenses*

The fees and policies outlined in this prospectus are set by the fund and by Neuberger Berman Management Inc. The fee information here does not include the fees and expenses charged by your insurance company under your variable contract or your qualified plan; for those fees, you will need to see the prospectus for your variable contract or your qualified plan documentation.

➲ *Distribution and Services*

Class S shares of the fund have a Distribution and Shareholder Services Plan (also known as a "12b-1 plan") that provides for payment to Neuberger Berman Management Inc. of a fee in the amount of 0.25% ("12b-1 fee") per year of the fund's assets. The 12b-1 fee compensates Neuberger Berman Management Inc. for distribution and shareholder services to the fund. Because these fees are paid out of the fund's assets on an ongoing basis, these fees will increase the cost of your investment and over time may cost you more than paying other types of sales charges (which the fund does not have).

Neuberger Berman Management Inc. may, in turn, pay all or a portion of the proceeds from the 12b-1 fee to insurance companies or their affiliates and qualified plan administrators ("intermediaries") for services they provide respecting the fund to current and prospective variable contract owners and qualified plan participants that invest in the fund through the intermediaries. These services may include providing information about the fund, teleservicing support, and delivering fund documents, among others. Payment for these services may help promote the sale of the fund's shares. Neuberger Berman Management Inc. may also use its own resources, including revenues from other fees paid to Neuberger Berman Management Inc. from the fund, to pay expenses for services primarily intended to result in the distribution of the fund's shares. Amounts paid to intermediaries may be greater or less than the 12b-1 fee paid to Neuberger Berman Management Inc. under the Distribution and Shareholder Services Plan. These payments may encourage intermediaries participating in the fund to render services to variable contract owners and qualified plan participants, and may also provide incentive for the intermediaries to make the fund's shares available to their current or prospective variable contract owners and qualified plan participants, and therefore promote distribution of the fund's shares.

Neuberger Berman Advisers Management Trust
Mid-Cap Growth Portfolio (Class S)

If you'd like further details on this fund you can request a free copy of the following documents:

Shareholder Reports — The shareholder reports offer information about the fund's recent performance, including:

- a discussion by the portfolio manager(s) about strategies and market conditions
- fund performance data and financial statements
- portfolio holdings

Statement of Additional Information (SAI) — The SAI contains more comprehensive information on this fund, including:

- various types of securities and practices, and their risks
- investment limitations and additional policies
- information about the fund's management and business structure

The SAI is hereby incorporated by reference into this prospectus, making it legally part of the prospectus.

Investment manager: **Neuberger Berman Management Inc.**
Sub-adviser: **Neuberger Berman, LLC**

Obtaining Information

You can obtain a shareholder report, SAI, and other information from your investment provider, or from:

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
800-877-9700
212-476-8800

Web site: www.nb.com
Email: fundinquiries@nb.com

You can also request copies of this information from the SEC for the cost of a duplicating fee by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington DC 20549-0102. They are also available from the EDGAR Database on the SEC's website at www.sec.gov.

You may also view and copy the documents at the SEC's Public Reference Room in Washington. Call 202-942-8090 for information about the operation of the Public Reference Room.

C0423 05/04 SEC file number: 811-4255


NEUBERGER BERMAN

A Lehman Brothers Company

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180

Shareholder Services
800.877.9700

Institutional Services
800.366.6264

www.nb.com

NEUBERGER | BERMAN

A Lehman Brothers Company

PROSPECTUS April 30, 2004

Neuberger Berman

Advisers Management Trust

I CLASS SHARES

Partners Portfolio

These securities, like the securities of all mutual funds, have not been approved or disapproved by the Securities and Exchange Commission, and the Securities and Exchange Commission has not determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Neuberger Berman

Contents

ADVISERS MANAGEMENT TRUST

YOUR INVESTMENT

THIS PORTFOLIO:

- is offered to life insurance companies to serve as an investment vehicle under their variable annuity and variable life insurance contracts and is also offered to qualified pension and retirement plans
- is designed for investors with long-term goals in mind
- offers you the opportunity to participate in financial markets through a professionally managed stock portfolio
- carries certain risks, including the risk that you could lose money if fund shares are worth less than what you paid. This prospectus discusses principal risks of investment in fund shares. These and other risks are discussed in detail in the Statement of Additional Information (see back cover). If you are buying a variable contract or qualified plan, you should also read the contract's prospectus
- is a mutual fund, not a bank deposit, and is not guaranteed or insured by the FDIC or any other government agency

The "Neuberger Berman" name and logo are registered service marks of Neuberger Berman, LLC. "Neuberger Berman Management Inc." and the individual fund name in this prospectus are either service marks or registered service marks of Neuberger Berman Management Inc.© 2004 Neuberger Berman Management Inc. All rights reserved.

Neuberger Berman

Advisers Management Trust Partners Portfolio



GOAL & STRATEGY

The fund seeks growth of capital.

To pursue this goal, the fund invests mainly in common stocks of mid- to large-capitalization companies. The fund seeks to reduce risk by diversifying among many companies and industries.

The manager looks for well-managed companies with strong balance sheets whose stock prices are undervalued. Factors in identifying these firms may include:

- strong fundamentals, such as a company's financial, operational, and competitive positions
- relatively high operating profit margins and returns
- a sound internal earnings record.

The manager may also look for other characteristics in a company, such as a strong market position relative to competitors, a high level of stock ownership among management, and a recent sharp decline in stock price that appears to be the result of a short-term market overreaction to negative news.

The manager follows a disciplined selling strategy and may sell a stock when it reaches a target price, fails to perform as expected, or when other opportunities appear more attractive.

The fund has the ability to change its goal without shareholder approval, although it does not currently intend to do so.

➲ *Mid- and Large-Cap Stocks*

Mid-cap stocks have historically performed more like small-caps than like large-caps. Their prices can rise and fall substantially, although many have the potential to offer attractive long-term returns.

Large-cap companies are usually well established. Compared to mid-cap companies, they may be less responsive to change, but their returns have sometimes led those of mid-cap companies, often with lower volatility.

➲ *Value Investing*

At any given time, there are companies whose stock prices are below the market average, based on earnings, book value, or other financial measures. The value investor examines these companies, searching for those that may rise in price when other investors realize their worth.



MAIN RISKS

Most of the fund's performance depends on what happens in the stock market. The market's behavior is unpredictable, particularly in the short term. The value of your investment will rise and fall, sometimes sharply, and you could lose money.

To the extent that the fund emphasizes mid- or large-cap stocks, it takes on the associated risks. Mid-cap stocks tend to be more volatile than large-cap stocks and are usually more sensitive to economic, political, regulatory and market factors. At any given time, one or both groups of stocks may be out of favor with investors.

The fund's value investing approach may dictate an emphasis on certain sectors of the market at any given time.

To the extent the fund invests more heavily in one sector, it thereby presents a more concentrated risk. A sector may have above average performance during particular periods, but individual sectors also tend to move up and down more than the broader market. The several industries that comprise a sector may all react in the same way to economic, political and regulatory events. The fund's performance may also suffer if a sector does not perform as expected.

With a value approach, there is also the risk that stocks may remain undervalued during a given period. This may happen because value stocks as a category lose favor with investors compared to growth stocks or because of a failure to anticipate which stocks or industries would benefit from changing market or economic conditions.

The fund's performance may also suffer if certain stocks or certain economic sectors emphasized do not perform as expected. To the extent that the fund sells stocks before they reach their market peak, it may miss out on opportunities for higher performance.

Through active trading, the fund may have a high portfolio turnover rate, which can mean lower performance due to increased brokerage costs.

Other Risks

The fund may use certain practices and securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. In using certain derivatives to gain stock market exposure for excess cash holdings, the fund increases its risk of loss.

Although they may add diversification, foreign securities can be riskier, because foreign markets tend to be more volatile and currency exchange rates fluctuate. There may be less information available about foreign issuers than about domestic issuers.

When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the fund avoid losses but may mean lost opportunities.



PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time and compares the return with one or more measures of market performance. This information is based on past performance; it's not a prediction of future results. The performance information does not reflect insurance product or qualified plan expenses. If they were reflected, returns would be less than those shown.

Year-by-Year % Returns as of 12/31 each year


1994 '95 '96 '97 '98 '99 '00 '01 '02 '03
36.47
29.57
31.25
4.21
7.37
0.70
-2.83
-24.14
35.09

Best quarter: Q2 '03, 19.82%
Worst quarter: Q3 '02, -21.18%

Average Annual Total % Returns as of 12/31/2003

	1 Year	5 Years	Since Inception 3/22/1994
Partners Portfolio	35.09	1.49	10.01
S&P 500 Index	28.67	-0.57	11.21
Russell 1000 Value Index	30.03	3.56	11.98

Index Descriptions:
The S&P 500 is an unmanaged index of U.S. stocks.
The Russell 1000 Value Index is an unmanaged index of U.S. mid- and large-cap value stocks.

➲ *Performance Measures*

The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price. The figures assume that all distributions were reinvested in fund shares and include all fund expenses.

As a frame of reference, the table includes broad-based indexes of the entire U.S. equity market and of the portion of the market the fund focuses on. The fund's performance figures include all of its expenses; the indexes do not include costs of investment.



INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds. You may, however, have additional expenses in connection with your insurance contract or qualified plan.

The table that follows shows the estimated operating expenses paid each year by the fund. Actual expenses paid by the fund may vary from year to year. You may participate in the fund through a variable annuity contract or variable life insurance policy (variable contract) or through a qualified pension plan. If you participate through a variable contract, it is a contract between you and the issuing life insurance company. The fund is not a party to that variable contract, but is merely an investment option made available to you by your insurance company under the variable contract. The fees and expenses of the fund are not fixed or specified under the terms of your variable contract. The table does not include expenses and charges that are, or may be, imposed under your variable contract. If such expenses and charges were included, your costs would be higher. For information on these charges, please refer to the applicable variable contract prospectus, prospectus summary or disclosure statement. If you participate through a qualified pension plan, the table does not reflect direct expenses of the plan, and you should consult your plan administrator for more information.

Fee Table

Shareholder Fees		None
Annual operating expenses (% of average net assets)*		
These are deducted from fund assets, so you pay them indirectly.		
	Management fees	0.83
Plus:	Distribution (12b-1) fees	None
	Other expenses	0.08
Equals:	Total annual operating expenses	0.91

Expense Example

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the fee table to the left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

	1 Year	3 Years	5 Years	10 Years
Expenses	$93	$290	$504	$1,120

** The figures in the table are based on last year's expenses.*



MANAGEMENT

S. Basu Mullick is a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC. Mullick has managed the fund since 1998, and was a portfolio manager at another firm from 1993 to 1998.

Neuberger Berman Management Inc. is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the Neuberger Berman affiliates manage over $70.5 billion in total assets (as of 12/31/2003) and continue an asset management history that began in 1939. For the 12 months ended 12/31/2003, the management/administration fees paid to Neuberger Berman Management Inc. were 0.83% of average net assets.



FINANCIAL HIGHLIGHTS[1]

Year Ended December 31,		1999	2000	2001	2002	**2003**
Per-share data ($)						
Data apply to a single share throughout each year indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed.						
	Share price (NAV) at beginning of year	18.93	19.64	16.17	15.10	**11.40**
Plus:	Income from investment operations					
	Net investment income	0.11	0.07	0.06	0.01	**0.00**
	Net gains/losses - realized and unrealized	1.23	(0.20)	(0.50)	(3.64)	**4.00**
	Subtotal: income from investment operations	1.34	(0.13)	(0.44)	(3.63)	**4.00**
Minus:	Distributions to shareholders					
	Income dividends	0.23	0.15	0.06	0.07	**-**
	Capital gain distributions	0.40	3.19	0.57	-	**-**
	Subtotal: distributions to shareholders	0.63	3.34	0.63	0.07	**-**
Equals:	Share price (NAV) at end of year	19.64	16.17	15.10	11.40	**15.40**
Ratios (% of average net assets)						
The ratios show the fund's expenses and net investment income - as they actually are as well as how they would have been if certain expense waiver and/or offset arrangements had not been in effect.						
Net expenses - actual		0.87	0.92	0.87	0.91	**0.90**
Gross Expenses [2]		-	-	-	-	**0.90**
Expenses[3]		0.87	0.92	0.87	0.91	**0.91**
Net investment income - actual		0.57	0.42	0.43	0.05	**0.01**
Other data						
Total return shows how an investment in the fund would have performed over each year, assuming all distributions were reinvested. The turnover rate reflects how actively the fund bought and sold securities.						
Total return (%)[4]		7.37	0.70	(2.83)	(24.14)	**35.09**
Net assets at end of year (in millions of dollars)		989.5	808.3	795.4	522.6	**669.6**
Portfolio turnover rate (%)		112	97	74	53	**76**

The above figures have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).

[1] Reflects income and expenses, including the fund's proportionate share of AMT Partners Investment's income and expenses through April 30, 2000 under the prior master/feeder structure.

[2] Shows what this ratio would have been if there had been no waiver of investment management fee.

[3] Shows what this ratio would have been if there had been no expense offset arrangements.

[4] Does not reflect charges and other expenses that apply to the separate account or the related insurance policies. Qualified plans that are direct shareholders of the fund are not affected by insurance related expenses.

⊙ BUYING AND SELLING FUND SHARES

The fund described in this prospectus is designed for use with certain variable insurance contracts and qualified plans. Because shares of the fund are held by the insurance company or qualified plans involved, you will need to follow the instructions provided by your insurance company or qualified plan for matters involving allocations to this fund.

Under certain circumstances, the fund reserves the right to:

- suspend the offering of shares
- reject any exchange or investment order
- satisfy an order to sell fund shares with securities rather than cash, for certain very large orders
- change, suspend, or revoke the exchange privilege
- suspend or postpone the redemption of shares on days when trading on the New York Stock Exchange is restricted, or as otherwise permitted by the SEC

The exchange privilege can be withdrawn from any investor that Neuberger Berman Management Inc. believes is trying to "time the market" or is otherwise making exchanges that Neuberger Berman Management Inc. believes to be excessive. Frequent exchanges can interfere with fund management and affect costs and performance for other shareholders. Neuberger Berman Management Inc. may seek the cooperation of insurance companies or qualified plan administrators in attempting to limit excessive exchanges by variable contract owners or qualified plan participants and the fund will also cooperate with efforts by insurance companies and plan administrators to limit excessive exchanges in their products. In its efforts to limit excessive exchanges, it is the fund's policy to limit excessive exchanges in a manner that applies to all investors consistently with no favorable treatment to any individual or group; however, there can be no assurance that the fund or Neuberger Berman Management Inc. will eliminate all excessive short-term trading or apply its policies to all shareholders consistently since the fund and Neuberger Berman Management Inc. do not deal directly with variable contract owners or planned participants.

Because the fund is offered to different insurance companies and for different types of variable contracts — annuities, life insurance and qualified plans, groups with different interests will share the fund. Due to differences of tax treatment and other considerations among these shareholders, it is possible (although not likely) that the interests of the shareholders might sometimes be in conflict. For these reasons, the trustees of the fund watch for the existence of any material irreconcilable conflicts and will determine what action, if any, should be taken in the event of a conflict. If there is a conflict, it is possible that to resolve it, one or more insurance company separate accounts or qualified plans might be compelled to withdraw its investment in the fund. While this might resolve the conflict, it also might force the fund to sell securities at disadvantageous prices.

⊙ SHARE PRICES

When you buy and sell shares of the fund, the share price is the fund's net asset value per share.

The fund is open for business every day the New York Stock Exchange is open. The Exchange is closed on all national holidays and Good Friday; fund shares will not be priced on those days. In general, every buy or sell request you place will go through at the next share price to be calculated after your request has been accepted; check with your insurance company or qualified plan administrator to find out by what time your transaction request must be received in order to be processed the same day. The fund normally calculates its share price as of the end of regular trading on the Exchange on business days, usually 4:00 p.m. Eastern Time. Depending on when your insurance company or qualified plan accepts transaction requests, it's possible that the fund's share price could change on days when you are unable to buy or sell shares. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by the fund could change on days when you can't buy or sell fund shares. The fund's share price, however, will not change until the next time it is calculated.

➲ *Share Price Calculations*

The fund's share price is the total value of its assets minus its liabilities, divided by the total number of shares. Because the value of the fund's securities changes every day, the share price usually changes as well.

The fund values equity securities by using market prices, and values debt securities using bid quotations from independent pricing services or principal market markers. The fund may value short-term securities with remaining maturities of less than 60 days at cost; these values, when combined with interest earned, approximate market value.

In certain cases, events that occur after markets have closed may render certain prices unreliable or reliable market quotes may not be available. When the fund believes a market price does not reflect a security's true value, the fund may substitute for the market price a fair-value estimate derived through methods approved by its trustees. The fund may also use these methods to value certain types of illiquid securities.

Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by a fund could change on days when you can't buy or sell fund shares. Remember, though, any purchase or sale takes place at the next share price calculated after your order is accepted.

⊙ FUND STRUCTURE

While Neuberger Berman Management Inc. and Neuberger Berman, LLC may serve as the adviser or sub-adviser of other mutual funds that have similar names, goals, and strategies as the fund, there may be certain differences between the fund and these other mutual funds in matters such as size, cash flow patterns and tax matters, among others. As a result, there could also be differences in performance.

⊙ DISTRIBUTIONS AND TAXES

The information below is only a summary of some of the important federal tax considerations generally affecting the fund and its shareholders; for a more detailed discussion, request a copy of the Statement of Additional Information. Also, you may want to consult your tax professional. Everyone's tax situation is different, and your professional should be able to help you answer any questions you may have.

Distributions — The fund pays out to shareholders of record any net income and net capital gains. Ordinarily, the fund makes distributions once a year in October. All dividends and other distributions received by shareholders of record are automatically reinvested in fund shares.

How distributions and transactions are taxed — Dividends and other distributions made by the fund, as well as transactions in fund shares, are taxable, if at all, to the extent described in your qualified plan documentation or variable contract prospectus. Consult it for more information.

Other tax-related considerations — The fund intends to qualify as a regulated investment company for federal income tax purposes by satisfying the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended ("Code"). As a qualified regulated investment company, the fund is generally not subject to federal income tax on its ordinary income and net realized capital gain that is distributed. It is the fund's intention to distribute all such income and gains.

Because the fund is offered through certain variable insurance contracts and qualified plans, it is subject to special diversification standards beyond those that normally apply to regulated investment companies. If the underlying assets of the fund fail to meet the special standards, you could be subject to adverse tax consequences - for example, some of the income earned by the fund could generate a current tax liability. Accordingly, the fund intends to comply with the diversification requirements of Section 817(h) of the Code for variable contracts so that owners of these contracts should not be subject to federal tax on distribution of dividends and income from the fund to the insurance company's separate accounts. Under the relevant regulations, a fund is deemed adequately diversified if (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of such value is represented by any two investments; (iii) no more than 80% of such value is represented by any three investments; and (iv) no more than 90% of such value is represented by any four investments. For purposes of these regulations all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer. It is possible that complying with these requirements may at times call for decisions that would somewhat reduce investment performance.

In unusual circumstances, there may be a risk to you of special tax liabilities from an investment in the fund.

The foregoing is only a summary of some of the important federal income tax considerations generally affecting the fund and you. Please refer to the Statement of Additional Information for more information about the tax status of the fund. You should consult the prospectus for your variable contract or with your tax adviser for information regarding taxes applicable to the variable contract.

➲ *Insurance and Qualified Plan Expenses*

The fees and policies outlined in this prospectus are set by the fund and by Neuberger Berman Management Inc. The fee information here does not include the fees and expenses charged by your insurance company under your variable contract or your qualified plan; for those fees, you will need to see the prospectus for your variable contract or your qualified plan documentation.

➲ *Distribution and Services*

The fund has a non-fee distribution plan that recognizes that Neuberger Berman Management Inc. may use its own resources, including revenues from fees paid to Neuberger Berman from the fund, to pay expenses for services primarily intended to result in distribution of fund shares.

Neuberger Berman Management Inc. may also pay insurance companies or their affiliates and qualified plan administrators ("intermediaries") for services they provide respecting the fund to current and prospective variable contract owners and qualified plan participants. These services may include providing information about the fund, teleservicing support, and delivering fund documents, among others. These payments may encourage intermediaries participating in the fund to render services to variable contract owners and qualified plan participants, and may also provide incentive for the intermediaries to make the fund's shares available to their current or prospective variable contract owners and qualified plan participants, and therefore promote distribution of the fund's shares.

Neuberger Berman Management Inc. does not receive any separate fees from the fund for making these payments.

Neuberger Berman Advisers Management Trust
Partners Portfolio

If you'd like further details on this fund you can request a free copy of the following documents:

Shareholder Reports — The shareholder reports offer information about the fund's recent performance, including:

- a discussion by the portfolio manager(s) about strategies and market conditions
- fund performance data and financial statements
- portfolio holdings

Statement of Additional Information (SAI) — The SAI contains more comprehensive information on this fund, including:

- various types of securities and practices, and their risks
- investment limitations and additional policies
- information about the fund's management and business structure

The SAI is hereby incorporated by reference into this prospectus, making it legally part of the prospectus.

Investment manager: **Neuberger Berman Management Inc.**
Sub-adviser: **Neuberger Berman, LLC**

Obtaining Information

You can obtain a shareholder report, SAI, and other information from your investment provider, or from:

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
800-877-9700
212-476-8800

Web site: www.nb.com
Email: fundinquiries@nb.com

You can also request copies of this information from the SEC for the cost of a duplicating fee by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington DC 20549-0102. They are also available from the EDGAR Database on the SEC's website at www.sec.gov.

You may also view and copy the documents at the SEC's Public Reference Room in Washington. Call 202-942-8090 for information about the operation of the Public Reference Room.


NEUBERGER BERMAN

A Lehman Brothers Company

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180

Shareholder Services
800.877.9700

Institutional Services
800.366.6264

www.nb.com

A0064 05/04 SEC file number: 811-4255

NEUBERGER | BERMAN

A Lehman Brothers Company

PROSPECTUS April 30, 2004

Neuberger Berman

Advisers Management Trust

S CLASS SHARES

Real Estate Portfolio

These securities, like the securities of all mutual funds, have not been approved or disapproved by the Securities and Exchange Commission, and the Securities and Exchange Commission has not determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Neuberger Berman

Contents

ADVISERS MANAGEMENT TRUST

YOUR INVESTMENT

THIS PORTFOLIO:

- is offered to life insurance companies to serve as an investment vehicle under their variable annuity and variable life insurance contracts and is also offered to qualified pension and retirement plans
- is designed for investors with long-term goals in mind
- offers you the opportunity to participate in financial markets through a professionally managed stock portfolio
- carries certain risks, including the risk that you could lose money if fund shares are worth less than what you paid. This prospectus discusses principal risks of investment in fund shares. These and other risks are discussed in detail in the Statement of Additional Information (see back cover). If you are buying a variable contract or qualified plan, you should also read the contract's prospectus
- is a mutual fund, not a bank deposit, and is not guaranteed or insured by the FDIC or any other government agency

The "Neuberger Berman" name and logo are registered service marks of Neuberger Berman, LLC. "Neuberger Berman Management Inc." and the individual fund name in this prospectus are either service marks or registered service marks of Neuberger Berman Management Inc.© 2004 Neuberger Berman Management Inc. All rights reserved.

Neuberger Berman

Advisers Management Trust Real Estate Portfolio



GOAL & STRATEGY

The fund seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.

To pursue this goal, the fund normally invests at least 80% of its assets in equity securities issued by real estate investment trusts ("REITs") and common stocks and other securities issued by other real estate companies. The fund defines a real estate company as one that derives at least 50% of its revenue from, or has at least 50% of its assets in, real estate. A REIT is a company dedicated to owning, and usually operating, income-producing real estate, or to financing real estate.

The fund may invest up to 20% of its net assets in debt securities. These debt securities can be either investment grade or below investment grade, provided that, at the time of purchase, they are rated at least B by Moody's or Standard & Poor's or, if unrated by either of these, deemed by the manager to be of comparable quality.

The manager makes investment decisions through a fundamental analysis of each company. The manager reviews each company's current financial condition and industry position, as well as economic and market conditions. In doing so, he evaluates the company's growth potential, earnings estimates and quality of management, as well as other factors.

The fund normally seeks to invest for the long-term, but it may sell securities regardless of how long they have been held if the manager finds an opportunity he believes is more compelling, or if the manager's outlook on the company or the market changes. Active trading may cause the fund to have a high portfolio turnover rate, which can mean higher taxable distributions and lower performance due to increased brokerage costs.

The fund is authorized to change its goal without shareholder approval, although it does not currently intend to do so. The fund will not change its strategy of normally investing at least 80% of its assets in equity securities issued by REITs and common stocks and other securities issued by other real estate companies, without providing shareholders at least 60 days' notice. This test and the test of whether a company is a real estate company are applied at the time the fund invests; later percentage changes caused by a change in market values or company circumstances will not require the fund to dispose of a holding.

➲ *Small- and Mid-Cap Companies*

REITs tend to be small- to mid-cap companies in relation to the equity markets as a whole. REIT shares, therefore, can be more volatile than, and perform differently from, large-cap company stocks. Smaller real estate companies often have narrower markets and more limited managerial and financial resources than larger companies. There may also be less trading in a small- or mid-cap company's stock, which means that buy and sell transactions in that stock could have a larger impact on the stock's price than is the case with larger-cap company stocks.

➲ *Real Estate Investment Trusts*

A REIT is a pooled investment vehicle that invests primarily in income-producing real estate or real estate related loans or interests. REITs are not taxed on income distributed to shareholders, provided they comply with the requirements of the Internal Revenue Code.

REITs are generally classified as Equity REITs, Mortgage REITs and Hybrid REITs. Equity REITs invest the majority of their assets directly in real property, derive their income primarily from rents and can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive their income primarily from interest payments. Hybrid REITs combine the characteristics of both Equity and Mortgage REITs.



MAIN RISKS

Most of the fund's performance depends on what happens in the stock and real estate markets. The markets' behavior is unpredictable, particularly in the short term. The value of your investment will rise and fall, sometimes sharply, and you could lose money.

Although the fund will not invest in real estate directly, it concentrates its assets in the real estate industry, so your investment in the fund will be closely linked to the performance of the real estate markets. Property values may decrease due to increasing vacancies or declining rents resulting from unanticipated economic, legal, cultural or technological developments or because of overbuilding or lack of mortgage funds. The value of an individual property may also decline because of environmental liabilities or losses due to casualty or condemnation. Because of this concentration in the real estate industry, the value of the fund's shares may change at different rates compared to the value of shares of a mutual fund with investments in a mix of different industries.

The fund may at times be more concentrated in particular sub-sectors of the real estate business — e.g., apartments, retail, hotels, offices, industrial, health care, etc. As such, its performance would be especially sensitive to developments that significantly affected those businesses.

In addition, Equity REITs may be affected by changes in the value of the underlying property they own, while Mortgage REITs may be affected by the quality of any credit they extend. Equity and Mortgage REITs are dependent upon management skills and are subject to heavy cash flow dependency, defaults by borrowers, self-liquidation and the possibility of failing to qualify for tax-free pass through of income under federal tax laws.

The value of debt securities tends to rise when market interest rates fall and fall when market interest rates rise. This effect is generally more pronounced the longer the maturity of a debt security.

If the fund invests in lower-rated bonds, it will be subject to their risks, including the risk its holdings may: fluctuate more widely in price and yield than investment-grade bonds, fall in price when the economy is weak or expected to become weak, be difficult to sell at the time and price the fund desires, or carry higher transaction costs. Performance may also suffer if an issuer of bonds held by the fund defaults on payment of its debt obligations.

The fund is subject to interest rate risk, which is the risk that REIT and other real estate company share prices overall will decline over short or even long periods because of rising interest rates. During periods of high interest rates, REITs and other real estate companies may lose appeal for investors who may be able to obtain higher yields from other income-producing investments. High interest rates may also mean that financing for property purchases and improvements is more costly and difficult to obtain.

Some of the REIT and other real estate company securities in which the fund invests may be preferred stock that receives preference in the payment of dividends. Convertible preferred stock is exchangeable for common stock and may therefore be more volatile.

The fund can invest up to 15% of its net assets in illiquid securities. These securities may be more difficult to dispose of at the price at which the fund is carrying them. Judgment also plays a greater role in pricing these securities than it does for securities having more active markets.

The fund is non-diversified. This means that the percentage of the fund's assets invested in any single issuer is not limited by the Investment Company Act of 1940. Investing a higher percentage of its assets in any one issuer would increase the fund's risk of loss, because the value of its shares would be more susceptible to adverse events affecting that issuer.

Other Risks

The fund may use certain practices and securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. In using certain derivatives to gain stock market exposure for excess cash holdings, the fund increases its risk of loss.

Although they may add diversification, foreign securities can be riskier, because foreign markets tend to be more volatile and currency exchange rates fluctuate. There may be less information available about foreign issuers than about domestic issuers.

When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the fund avoid losses but may mean lost opportunities.



PERFORMANCE OF A SIMILAR FUND

Because the fund had not commenced investment operations as of December 31, 2003, it does not have performance to report in this prospectus.

However, the fund has an investment objective, policies, limitations, and strategies substantially similar to those of, and the same managers as another mutual fund managed by Neuberger Berman Management Inc. called the Neuberger Berman Real Estate Fund. The bar chart shows how the performance of Trust Class Shares of the Neuberger Berman Real Estate Fund has varied from one year to another. The following table shows average annual total returns for the Neuberger Berman Real Estate Fund, assuming reinvestment of all distributions, as well as the NAREITEquity REIT Index, which is pertinent to the Neuberger Berman Real Estate Fund. This performance information does not reflect insurance product or qualified plan expenses or distribution (12b-1) and services fees. If they were reflected, returns would be less than those shown.

Year-by-Year % Returns as of 12/31 each year



1994 '95 '96 '97 '98 '99 '00 '01 '02 '03
39.96

Best quarter: Q4 '03, 12.39%
Worst quarter: Q1 '03, 1.45%

Average Annual Total % Returns as of 12/31/2003

	1 Year	Since Inception (5/1/2002)
Neuberger Berman Real Estate Fund Trust Class	39.96	21.95
NAREIT Equity REIT Index	37.13	17.22

Index Description:
The NAREIT Equity is an unmanaged REIT index of equity investment trusts.

➲ *Performance Information*

The performance of Neuberger Berman Real Estate Fund reflects that fund's expense ratio, and does not reflect any expenses or charges that apply to variable contracts, qualified plans, or distribution (12b-1) and service fees. Insurance expenses and charges and distribution (12b-1) and service fees would reduce performance. Although the objective, policies, limitations and strategies of the fund are substantially similar to that of Neuberger Berman Real Estate Fund, the portfolio is a distinct mutual fund and may have different investment returns, portfolio holdings, and risk/return characteristics than Neuberger Berman Real Estate Fund. The historical performance of Neuberger Berman Real Estate Fund is not indicative of future performance of the fund.

The performance representation relies on data supplied by Neuberger Berman Management Inc. or derived by Neuberger Berman Management Inc. from statistical services, reports or other sources it believes to be reliable.



INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds. You may, however, have additional expenses in connection with your insurance contract or qualified plan.

The table that follows shows the estimated operating expenses paid each year by the fund. Actual expenses paid by the fund may vary from year to year. You may participate in the fund through a variable annuity contract or variable life insurance policy (variable contract) or through a qualified pension plan. If you participate through a variable contract, it is a contract between you and the issuing life insurance company. The fund is not a party to that variable contract, but is merely an investment option made available to you by your insurance company under the variable contract. The fees and expenses of the fund are not fixed or specified under the terms of your variable contract. The table does not include expenses and charges that are, or may be, imposed under your variable contract. If such expenses and charges were included, your costs would be higher. For information on these charges, please refer to the applicable variable contract prospectus, prospectus summary or disclosure statement. If you participate through a qualified pension plan, the table does not reflect direct expenses of the plan, and you should consult your plan administrator for more information.

Fee Table

Shareholder Fees		None
Annual operating expenses (% of average net assets)*		
These are deducted from fund assets, so you pay them indirectly.		
	Management fees	1.15
Plus:	Distribution (12b-1) fees	0.25
	Other expenses	0.55
Equals:	Total annual operating expenses	1.95
Minus:	Expense reimbursement	0.20
Equals:	Net expenses	1.75

Expense Example

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the fee table to the left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

	1 Year	3 Years
Expenses	$178	$551

** Neuberger Berman Management Inc. (NBMI) has contractually agreed to reimburse certain expenses of the fund through 12/31/2007, so that the total annual operating expenses are limited to 1.75% of the fund's average daily net asset value. This arrangement does not cover interest, taxes, brokerage commissions, and extraordinary expenses. The fund has agreed to repay NBMI for expenses reimbursed to the fund provided that repayment does not cause the fund's annual operating expenses to exceed its expense limitation. Any such repayment must be made within three years after the year in which NBMI incurred the expense. Since the fund had not commenced operations as of December 31, 2003, the operating expenses for the fund are based on a net asset size of $25 million.*



MANAGEMENT

Steven R. Brown is a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC. He has managed the fund's assets since 2002. From 1997 to 2002 he was a portfolio co-manager of a comparable fund at an investment firm specializing in securities of REITs.

Neuberger Berman Management Inc. is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the Neuberger Berman affiliates manage over $70.5 billion in total assets (as of 12/31/2003) and continue an asset management history that began in 1939. The fund pays Neuberger Berman Management Inc. management/administration fees at the rate of 1.15% of the fund's average net assets.

⊙ BUYING AND SELLING FUND SHARES

The fund described in this prospectus is designed for use with certain variable insurance contracts and qualified plans. Because shares of the fund are held by the insurance company or qualified plans involved, you will need to follow the instructions provided by your insurance company or qualified plan for matters involving allocations to this fund.

Under certain circumstances, the fund reserves the right to:

- suspend the offering of shares
- reject any exchange or investment order
- satisfy an order to sell fund shares with securities rather than cash, for certain very large orders
- change, suspend, or revoke the exchange privilege
- suspend or postpone the redemption of shares on days when trading on the New York Stock Exchange is restricted, or as otherwise permitted by the SEC

The exchange privilege can be withdrawn from any investor that Neuberger Berman Management Inc. believes is trying to "time the market" or is otherwise making exchanges that Neuberger Berman Management Inc. believes to be excessive. Frequent exchanges can interfere with fund management and affect costs and performance for other shareholders. Neuberger Berman Management Inc. may seek the cooperation of insurance companies or qualified plan administrators in attempting to limit excessive exchanges by variable contract owners or qualified plan participants and the fund will also cooperate with efforts by insurance companies and plan administrators to limit excessive exchanges in their products. In its efforts to limit excessive exchanges, it is the fund's policy to limit excessive exchanges in a manner that applies to all investors consistently with no favorable treatment to any individual or group; however, there can be no assurance that the fund or Neuberger Berman Management Inc. will eliminate all excessive short-term trading or apply its policies to all shareholders consistently since the fund and Neuberger Berman Management Inc. do not deal directly with variable contract owners or planned participants.

Because the fund is offered to different insurance companies and for different types of variable contracts — annuities, life insurance and qualified plans, groups with different interests will share the fund. Due to differences of tax treatment and other considerations among these shareholders, it is possible (although not likely) that the interests of the shareholders might sometimes be in conflict. For these reasons, the trustees of the fund watch for the existence of any material irreconcilable conflicts and will determine what action, if any, should be taken in the event of a conflict. If there is a conflict, it is possible that to resolve it, one or more insurance company separate accounts or qualified plans might be compelled to withdraw its investment in the fund. While this might resolve the conflict, it also might force the fund to sell securities at disadvantageous prices.

⊙ SHARE PRICES

When you buy and sell shares of the fund, the share price is the fund's net asset value per share.

The fund is open for business every day the New York Stock Exchange is open. The Exchange is closed on all national holidays and Good Friday; fund shares will not be priced on those days. In general, every buy or sell request you place will go through at the next share price to be calculated after your request has been accepted; check with your insurance company or qualified plan administrator to find out by what time your transaction request must be received in order to be processed the same day. The fund normally calculates its share price as of the end of regular trading on the Exchange on business days, usually 4:00 p.m. Eastern Time. Depending on when your insurance company or qualified plan accepts transaction requests, it's possible that the fund's share price could change on days when you are unable to buy or sell shares. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by the fund could change on days when you can't buy or sell fund shares. The fund's share price, however, will not change until the next time it is calculated.

➲ *Share Price Calculations*

The fund's share price is the total value of its assets minus its liabilities, divided by the total number of shares. Because the value of the fund's securities changes every day, the share price usually changes as well.

The fund values equity securities by using market prices, and values debt securities using bid quotations from independent pricing services or principal market markers. The fund may value short-term securities with remaining maturities of less than 60 days at cost; these values, when combined with interest earned, approximate market value.

In certain cases, events that occur after markets have closed may render certain prices unreliable or reliable market quotes may not be available. When the fund believes a market price does not reflect a security's true value, the fund may substitute for the market price a fair-value estimate derived through methods approved by its trustees. The fund may also use these methods to value certain types of illiquid securities.

Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by a fund could change on days when you can't buy or sell fund shares. Remember, though, any purchase or sale takes place at the next share price calculated after your order is accepted.

⊙ FUND STRUCTURE

While Neuberger Berman Management Inc. and Neuberger Berman, LLC may serve as the adviser or sub-adviser of other mutual funds that have similar names, goals, and strategies as the fund, there may be certain differences between the fund and these other mutual funds in matters such as size, cash flow patterns and tax matters, among others. As a result, there could also be differences in performance.

⊙ DISTRIBUTIONS AND TAXES

The information below is only a summary of some of the important federal tax considerations generally affecting the fund and its shareholders; for a more detailed discussion, request a copy of the Statement of Additional Information. Also, you may want to consult your tax professional. Everyone's tax situation is different, and your professional should be able to help you answer any questions you may have.

Distributions — The fund pays out to shareholders of record any net income and net capital gains. Ordinarily, the fund makes distributions once a year in October. All dividends and other distributions received by shareholders of record are automatically reinvested in fund shares.

How distributions and transactions are taxed — Dividends and other distributions made by the fund, as well as transactions in fund shares, are taxable, if at all, to the extent described in your qualified plan documentation or variable contract prospectus. Consult it for more information.

Other tax-related considerations — The fund intends to qualify as a regulated investment company for federal income tax purposes by satisfying the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended ("Code"). As a qualified regulated investment company, the fund is generally not subject to federal income tax on its ordinary income and net realized capital gain that is distributed. It is the fund's intention to distribute all such income and gains.

Because the fund is offered through certain variable insurance contracts and qualified plans, it is subject to special diversification standards beyond those that normally apply to regulated investment companies. If the underlying assets of the fund fail to meet the special standards, you could be subject to adverse tax consequences - for example, some of the income earned by the fund could generate a current tax liability. Accordingly, the fund intends to comply with the diversification requirements of Section 817(h) of the Code for variable contracts so that owners of these contracts should not be subject to federal tax on distribution of dividends and income from the fund to the insurance company's separate accounts. Under the relevant regulations, a fund is deemed adequately diversified if (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of such value is represented by any two investments; (iii) no more than 80% of such value is represented by any three investments; and (iv) no more than 90% of such value is represented by any four investments. For purposes of these regulations all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer. It is possible that complying with these requirements may at times call for decisions that would somewhat reduce investment performance.

In unusual circumstances, there may be a risk to you of special tax liabilities from an investment in the fund.

The foregoing is only a summary of some of the important federal income tax considerations generally affecting the fund and you. Please refer to the Statement of Additional Information for more information about the tax status of the fund. You should consult the prospectus for your variable contract or with your tax adviser for information regarding taxes applicable to the variable contract.

➲ *Insurance and Qualified Plan Expenses*

The fees and policies outlined in this prospectus are set by the fund and by Neuberger Berman Management Inc. The fee information here does not include the fees and expenses charged by your insurance company under your variable contract or your qualified plan; for those fees, you will need to see the prospectus for your variable contract or your qualified plan documentation.

➲ *Distribution and Services*

Class S shares of the fund have a Distribution and Shareholder Services Plan (also known as a "12b-1 plan") that provides for payment to Neuberger Berman Management Inc. of a fee in the amount of 0.25% ("12b-1 fee") per year of the fund's assets. The 12b-1 fee compensates Neuberger Berman Management Inc. for distribution and shareholder services to the fund. Because these fees are paid out of the fund's assets on an ongoing basis, these fees will increase the cost of your investment and over time may cost you more than paying other types of sales charges (which the fund does not have).

Neuberger Berman Management Inc. may, in turn, pay all or a portion of the proceeds from the 12b-1 fee to insurance companies or their affiliates and qualified plan administrators ("intermediaries") for services they provide respecting the fund to current and prospective variable contract owners and qualified plan participants that invest in the fund through the intermediaries. These services may include providing information about the fund, teleservicing support, and delivering fund documents, among others. Payment for these services may help promote the sale of the fund's shares. Neuberger Berman Management Inc. may also use its own resources, including revenues from other fees paid to Neuberger Berman Management Inc. from the fund, to pay expenses for services primarily intended to result in the distribution of the fund's shares. Amounts paid to intermediaries may be greater or less than the 12b-1 fee paid to Neuberger Berman Management Inc. under the Distribution and Shareholder Services Plan. These payments may encourage intermediaries participating in the fund to render services to variable contract owners and qualified plan participants, and may also provide incentive for the intermediaries to make the fund's shares available to their current or prospective variable contract owners and qualified plan participants, and therefore promote distribution of the fund's shares.

Neuberger Berman Advisers Management Trust
Real Estate Portfolio

If you'd like further details on this fund you can request a free copy of the following documents:

Shareholder Reports — The shareholder reports offer information about the fund's recent performance, including:

- a discussion by the portfolio manager(s) about strategies and market conditions
- fund performance data and financial statements
- portfolio holdings

Statement of Additional Information (SAI) — The SAI contains more comprehensive information on this fund, including:

- various types of securities and practices, and their risks
- investment limitations and additional policies
- information about the fund's management and business structure

The SAI is hereby incorporated by reference into this prospectus, making it legally part of the prospectus.

Investment manager: **Neuberger Berman Management Inc.**
Sub-adviser: **Neuberger Berman, LLC**

Obtaining Information

You can obtain a shareholder report, SAI, and other information from your investment provider, or from:

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
800-877-9700
212-476-8800

Web site: www.nb.com
Email: fundinquiries@nb.com

You can also request copies of this information from the SEC for the cost of a duplicating fee by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington DC 20549-0102. They are also available from the EDGAR Database on the SEC's website at www.sec.gov.

You may also view and copy the documents at the SEC's Public Reference Room in Washington. Call 202-942-8090 for information about the operation of the Public Reference Room.


NEUBERGER BERMAN

A Lehman Brothers Company

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180

Shareholder Services
800.877.9700

Institutional Services
800.366.6264

www.nb.com

C0307 05/04 SEC file number: 811-4255

NEUBERGER | BERMAN

A Lehman Brothers Company

PROSPECTUS April 30, 2004

Neuberger Berman

Advisers Management Trust

I CLASS SHARES

Regency Portfolio

These securities, like the securities of all mutual funds, have not been approved or disapproved by the Securities and Exchange Commission, and the Securities and Exchange Commission has not determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Neuberger Berman

Contents

ADVISERS MANAGEMENT TRUST

YOUR INVESTMENT

THIS PORTFOLIO:

- is offered to life insurance companies to serve as an investment vehicle under their variable annuity and variable life insurance contracts and is also offered to qualified pension and retirement plans
- is designed for investors with long-term goals in mind
- offers you the opportunity to participate in financial markets through a professionally managed stock portfolio
- carries certain risks, including the risk that you could lose money if fund shares are worth less than what you paid. This prospectus discusses principal risks of investment in fund shares. These and other risks are discussed in detail in the Statement of Additional Information (see back cover). If you are buying a variable contract or qualified plan, you should also read the contract's prospectus
- is a mutual fund, not a bank deposit, and is not guaranteed or insured by the FDIC or any other government agency

The "Neuberger Berman" name and logo are registered service marks of Neuberger Berman, LLC. "Neuberger Berman Management Inc." and the individual fund name in this prospectus are either service marks or registered service marks of Neuberger Berman Management Inc.© 2004 Neuberger Berman Management Inc. All rights reserved.

Neuberger Berman

Advisers Management Trust Regency Portfolio



GOAL & STRATEGY

The fund seeks growth of capital.

To pursue this goal, the fund invests mainly in common stocks of mid-capitalization companies. The fund seeks to reduce risk by diversifying among different companies and industries.

The managers look for well-managed companies whose stock prices are undervalued. Factors in identifying these firms may include:

- strong fundamentals, such as a company's financial, operational, and competitive positions
- consistent cash flow
- a sound earnings record through all phases of the market cycle.

The managers may also look for other characteristics in a company, such as a strong position relative to competitors, a high level of stock ownership among management, and a recent sharp decline in stock price that appears to be the result of a short-term market overreaction to negative news.

The managers follow a disciplined selling strategy and may sell a stock when it reaches a target price, fails to perform as expected, or when other opportunities appear more attractive.

The fund has the ability to change its goal without shareholder approval, although it does not currently intend to do so.

➲ *Mid-Cap Stocks*

Mid-cap stocks have historically shown risk/return characteristics that are in between those of small- and large-cap stocks. Their prices can rise and fall substantially, although many have the potential to offer comparatively attractive long-term returns.

Mid-caps are less widely followed on Wall Street than large-caps, which can make it comparatively easier to find attractive stocks that are not overpriced.

➲ *Value Investing*

At any given time, there are companies whose stock prices are below the market average, based on earnings, book value, or other financial measures. The value investor examines these companies, searching for those that may rise in price when other investors realize their worth.



MAIN RISKS

Most of the fund's performance depends on what happens in the stock market. The market's behavior is unpredictable, particularly in the short term. The value of your investment will rise and fall, sometimes sharply, and you could lose money.

By focusing on mid-cap stocks, the fund is subject to their risks, including the risk its holdings may:

- fluctuate more widely in price than the market as a whole
- underperform other types of stocks or be difficult to sell when the economy is not robust, during market downturns, or when mid-cap stocks are out of favor.

The fund's value investing approach may dictate an emphasis on certain sectors of the market at any given time.

To the extent the fund invests more heavily in one sector, it thereby presents a more concentrated risk. A sector may have above average performance during particular periods, but individual sectors also tend to move up and down more than the broader market. Although the fund does not invest more than 25% of total assets in any one industry, the several industries that comprise a sector may all react in the same way to economic, political and regulatory events. The fund's performance may also suffer if a sector does not perform as expected.

With a value approach, there is also the risk that stocks may remain undervalued during a given period. This may happen because value stocks as a category lose favor with investors compared to growth stocks or because of a failure to anticipate which stocks or industries would benefit from changing market or economic conditions.

The fund's performance may also suffer if certain stocks or certain economic sectors emphasized do not perform as expected. To the extent that the fund sells stocks before they reach their market peak, it may miss out on opportunities for higher performance.

Through active trading, the fund may have a high portfolio turnover rate, which can mean lower performance due to increased brokerage costs.

Other Risks

The fund may use certain practices and securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. In using certain derivatives to gain stock market exposure for excess cash holdings, the fund increases its risk of loss.

Although they may add diversification, foreign securities can be riskier, because foreign markets tend to be more volatile and currency exchange rates fluctuate. There may be less information available about foreign issuers than about domestic issuers.

When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the fund avoid losses but may mean lost opportunities.



PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time and compares the return with one or more measures of market performance. This information is based on past performance; it's not a prediction of future results. The performance information does not reflect insurance product or qualified plan expenses. If they were reflected, returns would be less than those shown.

Year-by-Year % Returns as of 12/31 each year


1994 '95 '96 '97 '98 '99 '00 '01 '02 '03
35.84
-10.56

Best quarter: Q2 '03, 14.75%
Worst quarter: Q3 '02, -14.67%

Average Annual Total % Returns as of 12/31/2003

	1 Year	Since Inception 8/22/2001
Regency Portfolio	35.84	8.46
Russell Midcap Index	40.06	8.26
Russell Midcap Value Index	38.07	9.93

Index Descriptions:
The Russell Midcap Index is an unmanaged index of U.S. mid-cap stocks.
The Russell Midcap Value Index is an unmanaged index of U.S. mid-cap value stocks

➲ *Performance Measures*

The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price. The figures assume that all distributions were reinvested in fund shares and include all fund expenses.

As a frame of reference, the table includes a broad-based index of the U.S. mid-cap equity market and of the portion of that market the fund focuses on. The fund's performance figures include all of its expenses; the index does not include costs of investment.



INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds. You may, however, have additional expenses in connection with your insurance contract or qualified plan.

The table that follows shows the estimated operating expenses paid each year by the fund. Actual expenses paid by the fund may vary from year to year. You may participate in the fund through a variable annuity contract or variable life insurance policy (variable contract) or through a qualified pension plan. If you participate through a variable contract, it is a contract between you and the issuing life insurance company. The fund is not a party to that variable contract, but is merely an investment option made available to you by your insurance company under the variable contract. The fees and expenses of the fund are not fixed or specified under the terms of your variable contract. The table does not include expenses and charges that are, or may be, imposed under your variable contract. If such expenses and charges were included, your costs would be higher. For information on these charges, please refer to the applicable variable contract prospectus, prospectus summary or disclosure statement. If you participate through a qualified pension plan, the table does not reflect direct expenses of the plan, and you should consult your plan administrator for more information.

Fee Table

Shareholder Fees		None
Annual operating expenses (% of average net assets)*		
These are deducted from fund assets, so you pay them indirectly.		
	Management fees	0.85
Plus:	Distribution (12b-1) fees	None
	Other expenses	0.32
Equals:	Total annual operating expenses	1.17

Expense Example

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the fee table to the left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

	1 Year	3 Years	5 Years	10 Years
Expenses	$119	$372	$644	$1,420

** The figures in the table are based on last year's expenses.*



MANAGEMENT

Andrew B. Wellington is a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC. He has been the manager of the fund since May 2003 and before that was a co-manager since 2002 and an associate manager of the fund since 2001. From 1996 to 2001, he was a portfolio manager at another firm.

David M. DiDomenico is a Vice President of Neuberger Berman Management Inc. and Neuberger Berman, LLC. He has been an associate manager of the fund since December 2003 and prior to that was an analyst dedicated to the fund since 2002. He held a position at a private equity firm from 1999 to 2002. Prior to 1999 he was an analyst at another investment firm.

Neuberger Berman Management Inc. is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the Neuberger Berman affiliates manage over $70.5 billion in total assets (as of 12/31/2003) and continue an asset management history that began in 1939. For the 12 months ended 12/31/2003, the management/administration fees paid to Neuberger Berman Management Inc. were 0.85% of average net assets.



FINANCIAL HIGHLIGHTS

Year Ended December 31,		2001[1]	2002	**2003**
Per-share data ($)				
Data apply to a single share throughout each period indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed.				
	Share price (NAV) at beginning of year	10.00	9.97	**8.90**
Plus:	Income from investment operations			
	Net investment income (loss)	0.01	0.00	**0.01**
	Net gains/losses - realized and unrealized	(0.04)	(1.05)	**3.18**
	Subtotal: income from investment operations	(0.03)	(1.05)	**3.19**
Minus:	Distributions to shareholders			
	Income dividends	-	0.01	**-**
	Capital gain distributions	-	0.01	**-**
	Subtotal: distributions to shareholders	-	0.02	**-**
Equals:	Share price (NAV) at end of year	9.97	8.90	**12.09**
Ratios (% of average net assets)				
The ratios show the fund's expenses and net investment income (loss), as they actually are as well as how they would have been if certain expense reimbursement/repayment and/or waiver and/or offset arrangements had not been in effect.				
Net expenses - actual		1.50[2]	1.28	**1.16**
Gross expenses[3]		1.69[2]	1.23	**1.17**
Expenses[4]		1.50[2]	1.28	**1.16**
Net investment income (loss) - actual		0.36[2]	(0.02)	**0.07**
Other data				
Total return shows how an investment in the fund would have performed over each period, assuming all distributions were reinvested. The turnover rate reflects how actively the fund bought and sold securities.				
Total return (%)[5]		(0.30)[6]	(10.56)	**35.84**
Net assets at end of year (in millions of dollars)		23.8	29.1	**59.9**
Portfolio turnover rate (%)		71	81	**55**

The above figures have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).

[1] Period from 8/22/2001 (beginning of operations) to 12/31/2001.

[2] Annualized.

[3] Shows what this ratio would have been if there had been no expense reimbursement/repayment and/or waiver of investment management fee.

[4] Shows what this ratio would have been if there had been no expense offset arrangements.

[5] Does not reflect charges and other expenses that apply to the separate account or the related insurance policies. Qualified plans that are direct shareholders of the fund are not affected by insurance related expenses.

[6] Not annualized.

⊙ BUYING AND SELLING FUND SHARES

The fund described in this prospectus is designed for use with certain variable insurance contracts and qualified plans. Because shares of the fund are held by the insurance company or qualified plans involved, you will need to follow the instructions provided by your insurance company or qualified plan for matters involving allocations to this fund.

Under certain circumstances, the fund reserves the right to:

- suspend the offering of shares
- reject any exchange or investment order
- satisfy an order to sell fund shares with securities rather than cash, for certain very large orders
- change, suspend, or revoke the exchange privilege
- suspend or postpone the redemption of shares on days when trading on the New York Stock Exchange is restricted, or as otherwise permitted by the SEC

The exchange privilege can be withdrawn from any investor that Neuberger Berman Management Inc. believes is trying to "time the market" or is otherwise making exchanges that Neuberger Berman Management Inc. believes to be excessive. Frequent exchanges can interfere with fund management and affect costs and performance for other shareholders. Neuberger Berman Management Inc. may seek the cooperation of insurance companies or qualified plan administrators in attempting to limit excessive exchanges by variable contract owners or qualified plan participants and the fund will also cooperate with efforts by insurance companies and plan administrators to limit excessive exchanges in their products. In its efforts to limit excessive exchanges, it is the fund's policy to limit excessive exchanges in a manner that applies to all investors consistently with no favorable treatment to any individual or group; however, there can be no assurance that the fund or Neuberger Berman Management Inc. will eliminate all excessive short-term trading or apply its policies to all shareholders consistently since the fund and Neuberger Berman Management Inc. do not deal directly with variable contract owners or planned participants.

Because the fund is offered to different insurance companies and for different types of variable contracts — annuities, life insurance and qualified plans, groups with different interests will share the fund. Due to differences of tax treatment and other considerations among these shareholders, it is possible (although not likely) that the interests of the shareholders might sometimes be in conflict. For these reasons, the trustees of the fund watch for the existence of any material irreconcilable conflicts and will determine what action, if any, should be taken in the event of a conflict. If there is a conflict, it is possible that to resolve it, one or more insurance company separate accounts or qualified plans might be compelled to withdraw its investment in the fund. While this might resolve the conflict, it also might force the fund to sell securities at disadvantageous prices.

⊙ SHARE PRICES

When you buy and sell shares of the fund, the share price is the fund's net asset value per share.

The fund is open for business every day the New York Stock Exchange is open. The Exchange is closed on all national holidays and Good Friday; fund shares will not be priced on those days. In general, every buy or sell request you place will go through at the next share price to be calculated after your request has been accepted; check with your insurance company or qualified plan administrator to find out by what time your transaction request must be received in order to be processed the same day. The fund normally calculates its share price as of the end of regular trading on the Exchange on business days, usually 4:00 p.m. Eastern Time. Depending on when your insurance company or qualified plan accepts transaction requests, it's possible that the fund's share price could change on days when you are unable to buy or sell shares. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by the fund could change on days when you can't buy or sell fund shares. The fund's share price, however, will not change until the next time it is calculated.

➲ *Share Price Calculations*

The fund's share price is the total value of its assets minus its liabilities, divided by the total number of shares. Because the value of the fund's securities changes every day, the share price usually changes as well.

The fund values equity securities by using market prices, and values debt securities using bid quotations from independent pricing services or principal market markers. The fund may value short-term securities with remaining maturities of less than 60 days at cost; these values, when combined with interest earned, approximate market value.

In certain cases, events that occur after markets have closed may render certain prices unreliable or reliable market quotes may not be available. When the fund believes a market price does not reflect a security's true value, the fund may substitute for the market price a fair-value estimate derived through methods approved by its trustees. The fund may also use these methods to value certain types of illiquid securities.

Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by a fund could change on days when you can't buy or sell fund shares. Remember, though, any purchase or sale takes place at the next share price calculated after your order is accepted.

⊙ FUND STRUCTURE

While Neuberger Berman Management Inc. and Neuberger Berman, LLC may serve as the adviser or sub-adviser of other mutual funds that have similar names, goals, and strategies as the fund, there may be certain differences between the fund and these other mutual funds in matters such as size, cash flow patterns and tax matters, among others. As a result, there could also be differences in performance.

⊙ DISTRIBUTIONS AND TAXES

The information below is only a summary of some of the important federal tax considerations generally affecting the fund and its shareholders; for a more detailed discussion, request a copy of the Statement of Additional Information. Also, you may want to consult your tax professional. Everyone's tax situation is different, and your professional should be able to help you answer any questions you may have.

Distributions — The fund pays out to shareholders of record any net income and net capital gains. Ordinarily, the fund makes distributions once a year in October. All dividends and other distributions received by shareholders of record are automatically reinvested in fund shares.

How distributions and transactions are taxed — Dividends and other distributions made by the fund, as well as transactions in fund shares, are taxable, if at all, to the extent described in your qualified plan documentation or variable contract prospectus. Consult it for more information.

Other tax-related considerations — The fund intends to qualify as a regulated investment company for federal income tax purposes by satisfying the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended ("Code"). As a qualified regulated investment company, the fund is generally not subject to federal income tax on its ordinary income and net realized capital gain that is distributed. It is the fund's intention to distribute all such income and gains.

Because the fund is offered through certain variable insurance contracts and qualified plans, it is subject to special diversification standards beyond those that normally apply to regulated investment companies. If the underlying assets of the fund fail to meet the special standards, you could be subject to adverse tax consequences - for example, some of the income earned by the fund could generate a current tax liability. Accordingly, the fund intends to comply with the diversification requirements of Section 817(h) of the Code for variable contracts so that owners of these contracts should not be subject to federal tax on distribution of dividends and income from the fund to the insurance company's separate accounts. Under the relevant regulations, a fund is deemed adequately diversified if (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of such value is represented by any two investments; (iii) no more than 80% of such value is represented by any three investments; and (iv) no more than 90% of such value is represented by any four investments. For purposes of these regulations all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer. It is possible that complying with these requirements may at times call for decisions that would somewhat reduce investment performance.

In unusual circumstances, there may be a risk to you of special tax liabilities from an investment in the fund.

The foregoing is only a summary of some of the important federal income tax considerations generally affecting the fund and you. Please refer to the Statement of Additional Information for more information about the tax status of the fund. You should consult the prospectus for your variable contract or with your tax adviser for information regarding taxes applicable to the variable contract.

➲ *Insurance and Qualified Plan Expenses*

The fees and policies outlined in this prospectus are set by the fund and by Neuberger Berman Management Inc. The fee information here does not include the fees and expenses charged by your insurance company under your variable contract or your qualified plan; for those fees, you will need to see the prospectus for your variable contract or your qualified plan documentation.

➲ *Distribution and Services*

The fund has a non-fee distribution plan that recognizes that Neuberger Berman Management Inc. may use its own resources, including revenues from fees paid to Neuberger Berman from the fund, to pay expenses for services primarily intended to result in distribution of fund shares.

Neuberger Berman Management Inc. may also pay insurance companies or their affiliates and qualified plan administrators ("intermediaries") for services they provide respecting the fund to current and prospective variable contract owners and qualified plan participants. These services may include providing information about the fund, teleservicing support, and delivering fund documents, among others. These payments may encourage intermediaries participating in the fund to render services to variable contract owners and qualified plan participants, and may also provide incentive for the intermediaries to make the fund's shares available to their current or prospective variable contract owners and qualified plan participants, and therefore promote distribution of the fund's shares.

Neuberger Berman Management Inc. does not receive any separate fees from the fund for making these payments.

Neuberger Berman Advisers Management Trust
Regency Portfolio

If you'd like further details on this fund you can request a free copy of the following documents:

Shareholder Reports — The shareholder reports offer information about the fund's recent performance, including:

- a discussion by the portfolio manager(s) about strategies and market conditions
- fund performance data and financial statements
- portfolio holdings

Statement of Additional Information (SAI) — The SAI contains more comprehensive information on this fund, including:

- various types of securities and practices, and their risks
- investment limitations and additional policies
- information about the fund's management and business structure

The SAI is hereby incorporated by reference into this prospectus, making it legally part of the prospectus.

Investment manager: **Neuberger Berman Management Inc.**
Sub-adviser: **Neuberger Berman, LLC**

Obtaining Information

You can obtain a shareholder report, SAI, and other information from your investment provider, or from:

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
800-877-9700
212-476-8800

Web site: www.nb.com
Email: fundinquiries@nb.com

You can also request copies of this information from the SEC for the cost of a duplicating fee by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington DC 20549-0102. They are also available from the EDGAR Database on the SEC's website at www.sec.gov.

You may also view and copy the documents at the SEC's Public Reference Room in Washington. Call 202-942-8090 for information about the operation of the Public Reference Room.

B0366 05/04 SEC file number: 811-4255


NEUBERGER BERMAN

A Lehman Brothers Company

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180

Shareholder Services
800.877.9700

Institutional Services
800.366.6264

www.nb.com

NEUBERGER | BERMAN

A Lehman Brothers Company

PROSPECTUS April 30, 2004

Neuberger Berman

Advisers Management Trust

I CLASS SHARES

Socially Responsive Portfolio

These securities, like the securities of all mutual funds, have not been approved or disapproved by the Securities and Exchange Commission, and the Securities and Exchange Commission has not determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Neuberger Berman

Contents

ADVISERS MANAGEMENT TRUST

YOUR INVESTMENT

THIS PORTFOLIO:

- is offered to life insurance companies to serve as an investment vehicle under their variable annuity and variable life insurance contracts and is also offered to qualified pension and retirement plans
- is designed for investors with long-term goals in mind
- offers you the opportunity to participate in financial markets through a professionally managed stock portfolio
- carries certain risks, including the risk that you could lose money if fund shares are worth less than what you paid. This prospectus discusses principal risks of investment in fund shares. These and other risks are discussed in detail in the Statement of Additional Information (see back cover). If you are buying a variable contract or qualified plan, you should also read the contract's prospectus
- is a mutual fund, not a bank deposit, and is not guaranteed or insured by the FDIC or any other government agency

The "Neuberger Berman" name and logo are registered service marks of Neuberger Berman, LLC. "Neuberger Berman Management Inc." and the individual fund name in this prospectus are either service marks or registered service marks of Neuberger Berman Management Inc.© 2004 Neuberger Berman Management Inc. All rights reserved.

Neuberger Berman
Advisers Management Trust Socially Responsive Portfolio



GOAL & STRATEGY

The fund seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.

To pursue this goal, the fund invests mainly in common stocks of mid- to large-capitalization companies. The fund seeks to reduce risk by investing across many different industries.

The managers employ a research driven and valuation sensitive approach to stock selection. They seek to identify stocks in well-positioned businesses that they believe are undervalued in the market. They look for solid balance sheets, strong management teams with a track record of success, good cash flow, the prospect for above average earnings growth, and other valuation-related factors. Among companies that meet these criteria, the managers look for those that show leadership in three areas:

- environmental concerns
- diversity in the work force
- progressive employment and workplace practices, and community relations.

The managers typically also look at a company's record in public health and the nature of its products. The managers judge firms on their corporate citizenship overall, considering their accomplishments as well as their goals. While these judgments are inevitably subjective, the fund endeavors to avoid companies that derive revenue from alcohol, tobacco, gambling, or weapons, or that are involved in nuclear power. The fund also does not invest in any company that derives its total revenue primarily from non-consumer sales to the military.

The managers follow a disciplined selling strategy and may sell a stock when it reaches a target price, fails to perform as expected, or when other opportunities appear more attractive.

The fund is authorized to change its goal without shareholder approval, although it does not currently intend to do so. The fund will not change its strategy of normally investing at least 80% of its total assets in equity securities selected in accordance with its social policy, without providing shareholders at least 60 days' notice.

➲ *Mid- and Large-Cap Stocks*

Mid-cap stocks have historically performed more like small-caps than like large-caps. Their prices can rise and fall substantially, although many have the potential to offer attractive long-term returns.

Large-cap companies are usually well established. Compared to mid-cap companies, they may be less responsive to change, but their returns have sometimes led those of mid-cap companies, often with lower volatility.

➲ *Social Investing*

Funds that follow social policies seek something in addition to economic success. They are designed to allow investors to put their money to work and also support companies that follow principles of good corporate citizenship.

➲ *Value Investing*

At any given time, there are companies whose stock prices are below the market average, based on earnings, book value, or other financial measures. The value investor examines these companies, searching for those that may rise in price when other investors realize their worth.



MAIN RISKS

Most of the fund's performance depends on what happens in the stock market. The market's behavior is unpredictable, particularly in the short term. The value of your investment will rise and fall, sometimes sharply, and you could lose money.

The fund's social policy could cause it to underperform similar funds that do not have a social policy. Among the reasons for this are:

- undervalued stocks that don't meet the social criteria could outperform those that do
- economic or political changes could make certain companies less attractive for investment
- the social policy could cause the fund to sell or avoid stocks that subsequently perform well.

To the extent that the fund emphasizes mid- or large-cap stocks, it takes on the associated risks. Mid-cap stocks tend to be more volatile than large-cap stocks and are usually more sensitive to economic, political, regulatory and market factors. At any given time, one or both groups of stocks may be out of favor with investors.

With a value approach, there is also the risk that stocks may remain undervalued during a given period. This may happen because value stocks as a category lose favor with investors compared to growth stocks or because of a failure to anticipate which stocks or industries would benefit from changing market or economic conditions.

Other Risks

The fund may use certain practices and securities involving additional risks. Borrowing, securities lending, and using derivatives could create leverage, meaning that certain gains or losses could be amplified, increasing share price movements. In using certain derivatives to gain stock market exposure for excess cash holdings, the fund increases its risk of loss. These investments are not subject to the fund's social policy.

Although they may add diversification, foreign securities can be riskier, because foreign markets tend to be more volatile and currency exchange rates fluctuate. There may be less information available about foreign issuers than about domestic issuers.

When the fund anticipates adverse market, economic, political or other conditions, it may temporarily depart from its goal and invest substantially in high-quality short-term investments. This could help the fund avoid losses but may mean lost opportunities.



PERFORMANCE

The charts below provide an indication of the risks of investing in the fund. The bar chart shows how the fund's performance has varied from year to year. The table next to the chart shows what the return would equal if you averaged out actual performance over various lengths of time and compares the return with one or more measures of market performance. This information is based on past performance; it's not a prediction of future results. The performance information does not reflect insurance product or qualified plan expenses. If they were reflected, returns would be less than those shown.

Year-by-Year % Returns as of 12/31 each year


1994 '95 '96 '97 '98 '99 '00 '01 '02 '03
34.39
-1.61
-3.58
-14.75

Best quarter: Q2 '03, 14.41%
Worst quarter: Q3 '02, -16.67%

Average Annual Total % Returns as of 12/31/2003

	1 Year	Since Inception 2/18/1999
Socially Responsive Portfolio	34.39	4.76
S&P 500 Index	28.67	-0.51
Russell 1000 Value Index	30.03	4.03

Index Descriptions:
The S&P 500 is an unmanaged index of U.S. stocks.
The Russell 1000 Value Index is an unmanaged index of U.S. mid- and large-cap value stocks.

➲ *Performance Measures*

The information on this page provides different measures of the fund's total return. Total return includes the effect of distributions as well as changes in share price. The figures assume that all distributions were reinvested in fund shares and include all fund expenses.

As a frame of reference, the table includes broad-based indexes of the entire U.S. equity market and of the portion of the market the fund focuses on. The fund's performance figures include all of its expenses; the indexes do not include costs of investment.



INVESTOR EXPENSES

The fund does not charge you any fees for buying, selling, or exchanging shares. Your only fund cost is your share of annual operating expenses. The expense example can help you compare costs among funds. You may, however, have additional expenses in connection with your insurance contract or qualified plan.

The table that follows shows the estimated operating expenses paid each year by the fund. Actual expenses paid by the fund may vary from year to year. You may participate in the fund through a variable annuity contract or variable life insurance policy (variable contract) or through a qualified pension plan. If you participate through a variable contract, it is a contract between you and the issuing life insurance company. The fund is not a party to that variable contract, but is merely an investment option made available to you by your insurance company under the variable contract. The fees and expenses of the fund are not fixed or specified under the terms of your variable contract. The table does not include expenses and charges that are, or may be, imposed under your variable contract. If such expenses and charges were included, your costs would be higher. For information on these charges, please refer to the applicable variable contract prospectus, prospectus summary or disclosure statement. If you participate through a qualified pension plan, the table does not reflect direct expenses of the plan, and you should consult your plan administrator for more information.

Fee Table

Shareholder Fees		None
Annual operating expenses (% of average net assets)*		
These are deducted from fund assets, so you pay them indirectly.		
	Management fees	0.85
Plus:	Distribution (12b-1) fees	None
	Other expenses	1.45
Equals:	Total annual operating expenses	2.30
Minus:	Expense reimbursement	0.80
Equals:	Net expenses	1.50

Expense Example

The example assumes that you invested $10,000 for the periods shown, that you earned a hypothetical 5% total return each year, and that the fund's expenses were those in the fee table to the left. Your costs would be the same whether you sold your shares or continued to hold them at the end of each period. Actual performance and expenses may be higher or lower.

	1 Year	3 Years	5 Years	10 Years
Expenses	$153	$474	$998	$2,437

** Neuberger Berman Management Inc. (NBMI) has undertaken through December 31, 2007 to reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1.50% of the average daily net asset value of the fund. The expense limitation agreement is contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause the fund to exceed its contractual expense limitation. Moreover, NBMI has voluntarily committed to reimburse certain expenses, as stated above, for an additional 0.20% of the average daily net asset value of fund to maintain the fund's net operating expense ratio at 1.30%. NBMI may, at it sole discretion, terminate this voluntary additional reimbursement commitment without notice. The figures in the table are based on last year's expenses.*



MANAGEMENT

Arthur Moretti, a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC. Moretti joined each firm and has co-managed the fund since 2001. He was a portfolio manager and fund analyst at two other firms since 1991.

Ingrid S. Dyott is a Vice President of Neuberger Berman Management Inc. and a Managing Director of Neuberger Berman, LLC. She has been co-manager of the fund since December 2003 and before that was an associate manager of the fund since 1997. She was a research analyst and the project director for a social research group from 1995 to 1997.

Sajjad S. Ladiwala is a Vice President of Neuberger Berman Management Inc. and Neuberger Berman, LLC. He has been an associate manager of the fund since December 2003. He held various positions as a financial analyst at two other firms since 1994.

Neuberger Berman Management Inc. is the fund's investment manager, administrator, and distributor. It engages Neuberger Berman, LLC as sub-adviser to provide investment research and related services. Together, the Neuberger Berman affiliates manage over $70.5 billion in total assets (as of 12/31/2003) and continue an asset management history that began in 1939. For the 12 months ended 12/31/2003, the management/administration fees paid to Neuberger Berman Management Inc. were 0.85% of average net assets.



FINANCIAL HIGHLIGHTS[1]

Year Ended December 31,		1999[2]	2000	2001	2002	**2003**
Per-share data ($)						
Data apply to a single share throughout each year indicated. You can see what the fund earned (or lost), what it distributed to investors, and how its share price changed.						
	Share price (NAV) at beginning of year	10.00	11.54	11.17	10.78	**9.19**
Plus:	Income from investment operations					
	Net investment income (loss)	0.03	(0.04)	-	(0.01)	**(0.01)**
	Net gains/losses - realized and unrealized	1.51	(0.17)	(0.39)	(1.58)	**3.17**
	Subtotal: income from investment operations	1.54	(0.21)	(0.39)	(1.59)	**3.16**
Minus:	Distributions to shareholders					
	Income dividends	-	0.03	-	-	**-**
	Capital gain distributions	-	0.13	-	-	**-**
	Subtotal: distributions to shareholders	-	0.16	-	-	**-**
Equals:	Share price (NAV) at end of year	11.54	11.17	10.78	9.19	**12.35**
Ratios (% of average net assets)						
The ratios show the fund's expenses and net investment income (loss), as they actually are as well as how they would have been if certain expense reimbursement and offset arrangements had not been in effect.						
Net expenses - actual		1.53[3]	1.54	1.53	1.51	**1.34**
Gross expenses[4]		9.04[3]	2.40	4.33	2.87	**2.30**
Expenses[5]		1.68[3]	1.68	1.59	1.52	**1.35**
Net investment income (loss) - actual		0.35[3]	(0.33)	0.04	(0.07)	**(0.08)**
Other data						
Total return shows how an investment in the fund would have performed over each year, assuming all distributions were reinvested. The turnover rate reflects how actively the fund bought and sold securities.						
Total return (%)[6]		15.40[7]	(1.61)	(3.58)	(14.75)	**34.39**
Net assets at end of year (in millions of dollars)		1.3	2.2	3.6	5.0	**7.7**
Portfolio turnover rate (%)		72	92	277	38	**45**

The above figures have been audited by Ernst & Young LLP, the fund's independent auditors. Their report, along with full financial statements, appears in the fund's most recent shareholder report (see back cover).

(1) Reflects income and expenses, including the fund's proportionate share of AMT Socially Responsive Investment's income and expenses through April 30, 2000 under the prior master/feeder fund structure.

(2) Period from 2/18/1999 (beginning of operations) to 12/31/1999.

(3) Annualized.

(4) Shows what this ratio would have been if there had been no expense reimbursement and/or waiver of investment management fee.

(5) Shows what this ratio would have been if there had been no expense offset arrangements.

(6) Does not reflect charges and other expenses that apply to the separate account or the related insurance policies. Qualified plans that are direct shareholders of the fund are not affected by insurance related expenses.

(7) Not annualized.

⊙ BUYING AND SELLING FUND SHARES

The fund described in this prospectus is designed for use with certain variable insurance contracts and qualified plans. Because shares of the fund are held by the insurance company or qualified plans involved, you will need to follow the instructions provided by your insurance company or qualified plan for matters involving allocations to this fund.

Under certain circumstances, the fund reserves the right to:

- suspend the offering of shares
- reject any exchange or investment order
- satisfy an order to sell fund shares with securities rather than cash, for certain very large orders
- change, suspend, or revoke the exchange privilege
- suspend or postpone the redemption of shares on days when trading on the New York Stock Exchange is restricted, or as otherwise permitted by the SEC

The exchange privilege can be withdrawn from any investor that Neuberger Berman Management Inc. believes is trying to "time the market" or is otherwise making exchanges that Neuberger Berman Management Inc. believes to be excessive. Frequent exchanges can interfere with fund management and affect costs and performance for other shareholders. Neuberger Berman Management Inc. may seek the cooperation of insurance companies or qualified plan administrators in attempting to limit excessive exchanges by variable contract owners or qualified plan participants and the fund will also cooperate with efforts by insurance companies and plan administrators to limit excessive exchanges in their products. In its efforts to limit excessive exchanges, it is the fund's policy to limit excessive exchanges in a manner that applies to all investors consistently with no favorable treatment to any individual or group; however, there can be no assurance that the fund or Neuberger Berman Management Inc. will eliminate all excessive short-term trading or apply its policies to all shareholders consistently since the fund and Neuberger Berman Management Inc. do not deal directly with variable contract owners or planned participants.

Because the fund is offered to different insurance companies and for different types of variable contracts — annuities, life insurance and qualified plans, groups with different interests will share the fund. Due to differences of tax treatment and other considerations among these shareholders, it is possible (although not likely) that the interests of the shareholders might sometimes be in conflict. For these reasons, the trustees of the fund watch for the existence of any material irreconcilable conflicts and will determine what action, if any, should be taken in the event of a conflict. If there is a conflict, it is possible that to resolve it, one or more insurance company separate accounts or qualified plans might be compelled to withdraw its investment in the fund. While this might resolve the conflict, it also might force the fund to sell securities at disadvantageous prices.

⊙ SHARE PRICES

When you buy and sell shares of the fund, the share price is the fund's net asset value per share.

The fund is open for business every day the New York Stock Exchange is open. The Exchange is closed on all national holidays and Good Friday; fund shares will not be priced on those days. In general, every buy or sell request you place will go through at the next share price to be calculated after your request has been accepted; check with your insurance company or qualified plan administrator to find out by what time your transaction request must be received in order to be processed the same day. The fund normally calculates its share price as of the end of regular trading on the Exchange on business days, usually 4:00 p.m. Eastern Time. Depending on when your insurance company or qualified plan accepts transaction requests, it's possible that the fund's share price could change on days when you are unable to buy or sell shares. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by the fund could change on days when you can't buy or sell fund shares. The fund's share price, however, will not change until the next time it is calculated.

➲ *Share Price Calculations*

The fund's share price is the total value of its assets minus its liabilities, divided by the total number of shares. Because the value of the fund's securities changes every day, the share price usually changes as well.

The fund values equity securities by using market prices, and values debt securities using bid quotations from independent pricing services or principal market markers. The fund may value short-term securities with remaining maturities of less than 60 days at cost; these values, when combined with interest earned, approximate market value.

In certain cases, events that occur after markets have closed may render certain prices unreliable or reliable market quotes may not be available. When the fund believes a market price does not reflect a security's true value, the fund may substitute for the market price a fair-value estimate derived through methods approved by its trustees. The fund may also use these methods to value certain types of illiquid securities.

Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities owned by a fund could change on days when you can't buy or sell fund shares. Remember, though, any purchase or sale takes place at the next share price calculated after your order is accepted.

⊙ FUND STRUCTURE

While Neuberger Berman Management Inc. and Neuberger Berman, LLC may serve as the adviser or sub-adviser of other mutual funds that have similar names, goals, and strategies as the fund, there may be certain differences between the fund and these other mutual funds in matters such as size, cash flow patterns and tax matters, among others. As a result, there could also be differences in performance.

⦿ DISTRIBUTIONS AND TAXES

The information below is only a summary of some of the important federal tax considerations generally affecting the fund and its shareholders; for a more detailed discussion, request a copy of the Statement of Additional Information. Also, you may want to consult your tax professional. Everyone's tax situation is different, and your professional should be able to help you answer any questions you may have.

Distributions — The fund pays out to shareholders of record any net income and net capital gains. Ordinarily, the fund makes distributions once a year in October. All dividends and other distributions received by shareholders of record are automatically reinvested in fund shares.

How distributions and transactions are taxed — Dividends and other distributions made by the fund, as well as transactions in fund shares, are taxable, if at all, to the extent described in your qualified plan documentation or variable contract prospectus. Consult it for more information.

Other tax-related considerations — The fund intends to qualify as a regulated investment company for federal income tax purposes by satisfying the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended ("Code"). As a qualified regulated investment company, the fund is generally not subject to federal income tax on its ordinary income and net realized capital gain that is distributed. It is the fund's intention to distribute all such income and gains.

Because the fund is offered through certain variable insurance contracts and qualified plans, it is subject to special diversification standards beyond those that normally apply to regulated investment companies. If the underlying assets of the fund fail to meet the special standards, you could be subject to adverse tax consequences - for example, some of the income earned by the fund could generate a current tax liability. Accordingly, the fund intends to comply with the diversification requirements of Section 817(h) of the Code for variable contracts so that owners of these contracts should not be subject to federal tax on distribution of dividends and income from the fund to the insurance company's separate accounts. Under the relevant regulations, a fund is deemed adequately diversified if (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of such value is represented by any two investments; (iii) no more than 80% of such value is represented by any three investments; and (iv) no more than 90% of such value is represented by any four investments. For purposes of these regulations all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer. It is possible that complying with these requirements may at times call for decisions that would somewhat reduce investment performance.

In unusual circumstances, there may be a risk to you of special tax liabilities from an investment in the fund.

The foregoing is only a summary of some of the important federal income tax considerations generally affecting the fund and you. Please refer to the Statement of Additional Information for more information about the tax status of the fund. You should consult the prospectus for your variable contract or with your tax adviser for information regarding taxes applicable to the variable contract.

➲ *Insurance and Qualified Plan Expenses*

The fees and policies outlined in this prospectus are set by the fund and by Neuberger Berman Management Inc. The fee information here does not include the fees and expenses charged by your insurance company under your variable contract or your qualified plan; for those fees, you will need to see the prospectus for your variable contract or your qualified plan documentation.

➲ *Distribution and Services*

The fund has a non-fee distribution plan that recognizes that Neuberger Berman Management Inc. may use its own resources, including revenues from fees paid to Neuberger Berman from the fund, to pay expenses for services primarily intended to result in distribution of fund shares.

Neuberger Berman Management Inc. may also pay insurance companies or their affiliates and qualified plan administrators ("intermediaries") for services they provide respecting the fund to current and prospective variable contract owners and qualified plan participants. These services may include providing information about the fund, teleservicing support, and delivering fund documents, among others. These payments may encourage intermediaries participating in the fund to render services to variable contract owners and qualified plan participants, and may also provide incentive for the intermediaries to make the fund's shares available to their current or prospective variable contract owners and qualified plan participants, and therefore promote distribution of the fund's shares.

Neuberger Berman Management Inc. does not receive any separate fees from the fund for making these payments.

Neuberger Berman Advisers Management Trust
Socially Responsive Portfolio

If you'd like further details on this fund you can request a free copy of the following documents:

Shareholder Reports — The shareholder reports offer information about the fund's recent performance, including:

- a discussion by the portfolio manager(s) about strategies and market conditions
- fund performance data and financial statements
- portfolio holdings

Statement of Additional Information (SAI) — The SAI contains more comprehensive information on this fund, including:

- various types of securities and practices, and their risks
- investment limitations and additional policies
- information about the fund's management and business structure

The SAI is hereby incorporated by reference into this prospectus, making it legally part of the prospectus.

Investment manager: **Neuberger Berman Management Inc.**
Sub-adviser: **Neuberger Berman, LLC**

➲ ***Obtaining Information***

You can obtain a shareholder report, SAI, and other information from your investment provider, or from:

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180
800-877-9700
212-476-8800

Web site: www.nb.com
Email: fundinquiries@nb.com

You can also request copies of this information from the SEC for the cost of a duplicating fee by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington DC 20549-0102. They are also available from the EDGAR Database on the SEC's website at www.sec.gov.

You may also view and copy the documents at the SEC's Public Reference Room in Washington. Call 202-942-8090 for information about the operation of the Public Reference Room.

A0069 05/04 SEC file number: 811-4255


NEUBERGER
BERMAN

A Lehman Brothers Company

Neuberger Berman Management Inc.
605 Third Avenue 2nd Floor
New York, NY 10158-0180

Shareholder Services
800.877.9700

Institutional Services
800.366.6264

www.nb.com